(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP   **Brazilian Corporation Law**
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: December 31, 2008**

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY.
COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

4 - NIRE (State Registration Number)
353.001.861.33

01.02 - HEAD OFFICE

1 - ADDRESS				2 - DISTRICT
Rua Gomes de Carvalho, 1510 - 14º andar – Conjunto 2				Vila Olímpia

3 - ZIP CODE	4 - CITY			5 - STATE
04547-005	São Paulo			SP

6 - AREA CODE	7 - TELEPHONE	8 - TELEPHONE	9 - TELEPHONE	10 - TELEX
019	3756-8018	-	-	

11 - AREA CODE	12 - FAX	13 - FAX	14 - FAX	
019	3756-8392	-	-	

15 - E-MAIL
ri@cpfl.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company Mailing Address)

1- NAME
José Antonio de Almeida Filippo

2 – ADDRESS	3 - DISTRICT
Rodovia Campinas Mogi-Mirim, 1755, Km 2,5	Jardim Santana

4 - ZIP CODE	5 - CITY		6 - STATE
13088-900	Campinas		SP

7 - AREA CODE	8 - TELEPHONE	9 - TELEPHONE	10 - TELEPHONE	11 - TELEX
019	3756-8704	-	-	

12 - AREA CODE	13 - FAX	14 - FAX	15 - FAX	
019	3756-8777	-	-	

16 - E-MAIL
jfilippo@cpfl.com.br

01.04 –REFERENCE AND AUDITOR INFORMATION

Year	1 – Beginning date of the year	2 – Closing date of the year
1 – Current	01/01/2008	12/31/2008
2 – Previous	01/01/2007	12/31/2007
3 – The last but two	01/01/2006	12/31/2006

09 - INDEPENDENT ACCOUNTANT	**10 - CVM CODE**
KPMG Auditores Independentes	00418-9
11. PARTNER IN CHARGE	**12 - CPF (INDIVIDUAL TAX ID)**
Jarib Brisola Duarte Fogaça	012.163.378-02

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

STANDARD FINANCIAL STATEMENTS – DFP	**Brazilian Corporation Law**
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	**Date: December 31, 2008**

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

01.05 - CAPITAL STOCK

Number of Shares (in thousand)	1 12/31/2008	2 12/31/2007	3 12/31/2006
Paid-in Capital			
1 – Common	479,911	479,911	479,757
2 – Preferred	0	0	0
3 – Total	479,911	479,911	479,757
Treasury Stock			
4 - Common	0	0	0
5 - Preferred	0	0	0
6 – Total	0	0	0

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY **Commercial, Industrial and Other**
2 - STATUS **Operational**
3 - NATURE OF OWNERSHIP **Private National**
4 - ACTIVITY CODE **3120– Administration and Participation Company - Electric Energy**
5 - MAIN ACTIVITY **Holding**
6 - CONSOLIDATION TYPE **Full**

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 - CNPJ (Federal Tax ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS

1 – ITEM	2 – EVENT	3 – APPROVAL	4 – TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
01	AGO/E	02/27/2008	Dividend	04/30/2008	ON	1.4979645300
02	RCA	08/11/2008	Dividend	09/30/2008	ON	1.2535168090
03	RCA	02/18/2009	Dividend		ON	1.2629525470

01.09 - INVESTOR RELATIONS OFFICER

1- DATE 12/31/2008	2 – SIGNATURE

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
December 31, 2008

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

02.01 - BALANCE SHEET - ASSETS (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 – 12/31/2008	4 – 12/31/2007	5 – 12/31/2006
1	Total assets	6,183,600	6,439,802	5,672,472
1.01	Current assets	996,246	1,107,786	918,207
1.01.01	Cash and cash equivalents	15,702	17,803	26,393
1.01.02	Credits	974,941	1,085,251	891,463
1.01.02.01	Accounts receivable	0	0	0
1.01.02.02	Other receivables	974,941	1,085,251	891,463
1.01.02.02.01	Dividends and interest on shareholders' equity	884,932	1,008,363	824,242
1.01.02.02.02	Financial investments	38,249	34,555	28,615
1.01.02.02.03	Recoverable taxes	37,160	31,899	28,655
1.01.02.02.04	Deferred taxes	14,311	10,107	9,951
1.01.02.02.05	Prepaid expenses	289	327	0
1.01.03	Materials and supplies	0	0	0
1.01.04	Other	5,603	4,732	351
1.02	Noncurrent assets	5,187,354	5,332,016	4,754,265
1.02.01	Long-term assets	613,337	596,116	177,992
1.02.01.01	Other receivables	202,974	181,767	177,685
1.02.01.01.01	Financial investments	87,117	97,521	103,901
1.02.01.01.02	Recoverable taxes	2,787	2,787	2,787
1.02.01.01.03	Deferred taxes	111,544	79,606	70,997
1.02.01.01.04	Prepaid expenses	1,526	1,853	0
1.02.01.02	Related parties	410,355	414,342	0
1.02.01.02.01	Associated companies	1,045	5,032	0
1.02.01.02.02	Subsidiaries	409,310	409,310	0
1.02.01.02.03	Other related parties	0	0	0
1.02.01.03	Other	8	7	307
1.02.01.03.01	Escrow deposits	8	7	7
1.02.01.03.02	Other credits	0	0	300
1.02.02	Permanent assets	4,574,017	4,735,900	4,576,273
1.02.02.01	Investments	4,573,627	4,729,021	4,575,504
1.02.02.01.01	Associated companies	0	0	0
1.02.02.01.02	Associated companies - goodwill	0	0	0
1.02.02.01.03	Permanent equity interests	3,048,118	3,074,303	3,126,322
1.02.02.01.04	Permanent equity interests - goodwill	1,538,337	1,667,546	1,462,684
1.02.02.01.05	Other investments	0	0	772
1.02.02.01.06	Permanent equity interests – negative goodwill	(12,828)	(12,828)	(14,274)
1.02.02.02	Property, plant and equipment	10	467	0
1.02.02.03	Intangible assets	380	6,412	769
1.02.02.04	Deferred charges	0	0	0

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
December 31, 2008

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

02.02 - BALANCE SHEET - LIABILITIES (in thousands of Brazilian reais – R$)

1 – Code	2 - Description	3 – 12/31/2008	4 – 12/31/2007	5 – 12/31/2006
2	Total liabilities	6,183,600	6,439,802	5,672,472
2.01	Current liabilities	647,121	762,264	782,977
2.01.01	Loans and financing	0	0	8,406
2.01.01.01	Interest on debts	0	0	120
2.01.01.02	Loans and financing	0	0	8,286
2.01.02	Debentures	20,047	15,983	0
2.01.02.01	Interest on debentures	20,047	15,983	0
2.01.03	Suppliers	1,810	14,029	6,387
2.01.04	Taxes and social contributions payable	63	273	291
2.01.05	Dividends	622,869	730,634	726,798
2.01.06	Reserves	0	0	0
2.01.07	Related parties	0	0	0
2.01.08	Other	2,332	1,345	41,095
2.01.08.01	Accrued liabilities	100	96	45
2.01.08.02	Derivatives	365	35	40,141
2.01.08.03	Other	1,867	1,214	909
2.02	Noncurrent liabilities	517,860	727,022	23,218
2.02.01	Long-term liabilities	517,860	727,022	23,218
2.02.01.01	Loans and financing	0	181,642	0
2.02.01.01.01	Interest on loans and financing	0	12,505	0
2.02.01.01.02	Loans and financing	0	169,137	0
2.02.01.02	Debentures	450,000	450,000	0
2.02.01.03	Reserves	66,876	43,691	23,218
2.02.01.03.01	Reserve for contingencies	66,876	43,691	23,218
2.02.01.04	Related parties	0	0	0
2.02.01.05	Advance for future capital increase	0	0	0
2.02.01.06	Other	984	51,689	0
2.02.01.06.01	Derivatives	961	51,689	0
2.02.01.06.02	Other	23	0	0
2.03	Deferred income	0	0	0
2.05	Shareholders' equity	5,018,619	4,950,516	4,866,277
2.05.01	Capital	4,741,175	4,741,175	4,734,790
2.05.02	Capital reserves	16	16	16
2.05.03	Revaluation reserves	0	0	0
2.05.03.01	Own assets	0	0	0
2.05.03.02	Subsidiary/associated companies	0	0	0
2.05.04	Profit reserves	277,428	213,643	131,471
2.05.04.01	Legal reserves	277,428	213,643	131,471
2.05.04.02	Statutory reserves	0	0	0
2.05.04.03	For contingencies	0	0	0

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
December 31, 2008

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

1 – Code	2 - Description	3 – 12/31/2008	4 – 12/31/2007	5 – 12/31/2006
2.05.04.04	Unrealized profits	0	0	0
2.05.04.05	Profit retention	0	0	0
2.05.04.06	Special reserve for undistributed dividends	0	0	0
2.05.04.07	Other profit reserve	0	0	0
2.05.05	Equity valuation adjustmentsEquity valuation adjustments	0	0	0
2.05.05.01	Adjustments of financial investments	0	0	0
2.05.05.02	Adjustments of cumulative translation	0	0	0
2.05.05.03	Adjustments of business combinations	0	0	0
2.05.06	Accumulated profit or loss	0	(4,318)	0
2.05.07	Advance for future capital increase	0	0	0

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
December 31, 2008

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

03.01 - INCOME STATEMENT (in thousands of Brazilian reais – R$)

1 - Code	2 – Description	3 - 01/01/2008 to 12/31/2008	4 - 01/01/2007 to 12/31/2007	5 - 01/01/2006 to 12/31/2006
3.01	Gross operating revenues	0	0	0
3.02	Deductions	0	0	0
3.03	Net operating revenues	0	0	0
3.04	Cost of sales and/or services	0	0	0
3.05	Gross operating income	0	0	0
3.06	Operating income (expense)	1,465,078	1,854,579	1,592,801
3.06.01	Selling	0	0	0
3.06.02	General and administrative	(20,768)	(24,475)	(18,934)
3.06.03	Financial	150,409	136,256	190,358
3.06.03.01	Financial income	225,255	212,939	228,136
3.06.03.01.01	Financial income	29,221	21,070	86,136
3.06.03.01.02	Interest on shareholders' equity – income	196,034	191,869	142,000
3.06.03.02	Financial expense	(74,846)	(76,683)	(37,778)
3.06.03.02.01	Financial expense – Other	(74,846)	(76,683)	(37,778)
3.06.04	Other operating income	0	0	0
3.06.05	Other operating expense	(138,993)	(112,674)	(26,089)
3.06.05.01	Other operating expense	(9,785)	(876)	60,349
3.06.05.02	Amortization of intangible asset of concession	(129,208)	(111,798)	(86,438)
3.06.06	Equity in subsidiaries	1,474,430	1,855,472	1,447,466
3.07	Operating income	1,465,078	1,854,579	1,592,801
3.08	Non operating income	0	0	0
3.08.01	Income	0	0	0
3.08.02	Expense	0	0	0
3.09	Income before taxes on income and extraordinary item	1,465,078	1,858,579	1,592,801
3.10	Income tax and social contribution	(29,494)	(30,803)	(56,739)
3.10.01	Social contribution	(5,514)	(5,998)	(12,837)
3.10.02	Income tax	(23,980)	(24,805)	(43,902)
3.11	Deferred income tax	36,142	8,820	8,816
3.11.01	Deferred social contribution	8,180	(1,202)	4,262
3.11.02	Deferred income tax	27,962	10,022	4,554
3.12	Statutory profit sharing/contributions	0	0	0
3.12.01	Profit sharing	0	0	0
3.12.02	Contributions	0	0	0
3.13	Reversal of interest on shareholders equity	(196,034)	(191,869)	(142,000)
3.15	Net income	1,275,692	1,640,727	1,402,878
	SHARES OUTSTANDING EX-TREASURY STOCK (Thousand)	479,911	479,911	479,757

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
December 31, 2008

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

1 - Code	2 – Description	3 - 01/01/2008 to 12/31/2008	4 - 01/01/2007 to 12/31/2007	5 - 01/01/2006 to 12/31/2006
	NET INCOME PER SHARES (Reais)	2.65818	3.41882	2.92414
	LOSS PER SHARES (Reais)			

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
December 31, 2008

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

04.01 –CASH FLOW STATEMENTS – Indirect method (in thousands of Brazilian reais – R$)

1 - Code	2 - Description	3 – 01/01/2008 to 12/31/2008	4 – 01/01/2007 to 12/31/2007	5 – 01/01/2006 to 12/31/2006
4.01	Net cash from operating activities	1,460,279	1,482,949	0
4.01.01	Cash generated from operations	(8,011)	(82,541)	0
4.01.01.01	Net income, including income tax and social contribution	1,269,044	1,662,710	0
4.01.01.02	Depreciation and amortization	129,310	111,898	0
4.01.01.03	Reserve for contingencies	18,133	17,761	0
4.01.01.04	Interest and monetary restatement	43,543	(16,129)	0
4.01.01.05	Equity in subsidiaries	(1,474,430)	(1,855,472)	0
4.01.01.06	Losses (gain) on disposal of noncurrent assets	6,389	(3,309)	0
4.01.02	Variation on assets and liabilities	1,468,290	1,565,490	
4.01.02.02	Dividend and interest on shareholders' equity received	1,554,643	1,588,054	0
4.01.02.03	Recoverable taxes	25,622	27,013	0
4.01.02.04	Escrow deposits	(1)	0	0
4.01.02.05	Other operating assets	84	(4,233)	0
4.01.02.06	Suppliers	(12,219)	7,642	0
4.01.02.07	Taxes and social contributions paid	(30,970)	(32,280)	0
4.01.02.08	Other taxes and social contributions	(210)	(18)	0
4.01.02.09	Interest on debts - paid	(69,339)	(18,712)	0
4.01.02.10	Other operating liabilities	680	(1,976)	0
4.01.03	Other	0	0	0
4.02	Net cash in investing activities	81,493	(372,080)	0
4.02.01	Acquisition of permanent equity interest	0	(2,582)	0
4.02.02	Increase of capital	39,997	12,400	0
4.02.03	Acquisition of property, plant and equipment	0	(74)	0
4.02.04	Financial investments	38,099	31,045	0
4.02.05	Acquisition of intangible assets – other	(590)	(6,136)	0
4.02.06	Sale of noncurrent assets	0	2,635	0
4.02.07	Advances for future capital increase	0	(409,368)	0
4.02.08	Intercompany loans with subsidiaries and associated companies	3,987	0	0
4.03	Net cash in financing activities	(1,543,873)	(1,119,459)	0
4.03.01	Loans, financing and debentures obtained	446,804	916,250	0
4.03.02	Payment of loans, financing and debentures	(675,321)	(473,250)	0
4.03.03	Payment of capital	(1)	0	0
4.03.04	Dividend and interest on shareholders' equity paid	(1,315,355)	(1,557,428)	0
4.03.05	Intercompany loans to subsidiaries and associated companies	0	(5,031)	0
4.04	Exchange variation on cash and cash equivalents	0	0	0
4.05	Increase (decrease) in cash and cash equivalents	(2,101)	(8,590)	0
4.05.01	Cash and cash equivalents at beginning of period	17,803	26,393	0
4.05.02	Cash and cash equivalents at end of period	15,702	17,803	0

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
December 31, 2008

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

05.01 –STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FROM JANUARY 01, 2008 TO DECEMBER 31, 2008 (in thousands of Brazilian reais – R$)

1 - Code	2 – Description	3 - Capital	4 – Capital Reserves	5 – Revaluation Reserves	6 – Profit Reserves	7 – Retained earnings (accumulated deficit)	8 – Equity valuation adjustments	9 – Shareholders' Equity Total
5.01	Opening balance	4,741,175	16	0	213,643	(4,318)	0	4,950,516
5.02	Prior year adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	4,741,175	16	0	213,643	(4,318)	0	4,950,516
5.04	Net income / Loss for the period	0	0	0	0	1,275,692	0	1,275,692
5.05	Distribution	0	0	0	0	(1,207,589)	0	(1,207,589)
5.05.01	Dividend	0	0	0	0	(1,207,681)	0	(1,207,681)
5.05.02	Interest on shareholders' equity	0	0	0	0	0	0	0
5.05.03	Other distributions	0	0	0	0		0	0
5.06	Realization of profit reserve	0	0	0	0	0	0	0
5.07	Equity valuation adjustments	0	0	0	0	0	0	0
5.07.01	Adjustment of financial Investments	0	0	0	0	0	0	0
5.07.02	Adjustment of cumulative translation	0	0	0	0	0	0	0
5.07.03	Adjustment of business combinations	0	0	0	0	0	0	0
5.08	Increase/Decrease on capital	0	0	0	0	0	0	0
5.09	Constituition/Realization of capital reserve	0	0	0	63,785	(63,785)	0	0
5.10	Treasury shares	0	0	0	0	0	0	0

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
December 31, 2008

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

1 - Code	2 – Description	3 - Capital	4 – Capital Reserves	5 – Revaluation Reserves	6 – Profit Reserves	7 – Retained earnings (accumulated deficit)	8 – Equity valuation adjustments	9 – Shareholders' Equity Total
5.11	Other transactions of capital	0	0	0	0	0	0	0
5.12	Other	0	0	0	0	92	0	92
5.13	Final balance	4,741,175	16	0	277,428	0	0	5,018,619

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
December 31, 2008

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

05.02 –STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FROM JANUARY 01, 2007 TO DECEMBER 31, 2007 (in thousands of Brazilian reais – R$)

1 - Code	2 – Description	3 - Capital	4 – Capital Reserves	5 – Revaluation Reserves	6 – Profit Reserves	7 – Retained earnings (accumulated deficit)	8 – Equity valuation adjustments	9 – Shareholders' Equity Total
5.01	Opening balance	4,734,790	16	0	131,471	(1,609)	0	4,864,668
5.02	Prior year adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	4,734,790	16	0	131,471	(1,609)	0	4,864,668
5.04	Net income / Loss for the period	0	0	0	0	1,640,727	0	1,640,727
5.05	Distribution	0	0	0	0	(1,561,264)	0	(1,561,264)
5.05.01	Dividend	0	0	0	0	0	0	0
5.05.02	Interest on shareholders' equity	0	0	0	0	0	0	0
5.05.03	Other distributions	0	0	0	0	(1,561,264)	0	(1,561,264)
5.06	Realization of profit reserve	0	0	0	0	0	0	0
5.07	Equity valuation adjustments	0	0	0	0	0	0	0
5.07.01	Adjustment of financial Investments	0	0	0	0	0	0	0
5.07.02	Adjustment of cumulative translation	0	0	0	0	0	0	0
5.07.03	Adjustment of business combinations	0	0	0	0	0	0	0
5.08	Increase/Decrease on capital	6,385	0	0	0	0	0	6,385
5.09	Constituition/Realization of capital reserve	0	0	0	82,172	(82,172)	0	0

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
December 31, 2008

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

1 - Code	2 – Description	3 - Capital	4 – Capital Reserves	5 – Revaluation Reserves	6 – Profit Reserves	7 – Retained earnings (accumulated deficit)	8 – Equity valuation adjustments	9 – Shareholders' Equity Total
5.10	Treasury shares	0	0	0	0		0	0
5.11	Other transactions of capital	0	0	0	0		0	0
5.12	Other	0	0	0	0		0	0
5.13	Final balance	4,741,175	16	0	213,643	(4,318)	0	4,950,516

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
December 31, 2008

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

05.03 –STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FROM JANUARY 01, 2006 TO DECEMBER 31, 2006 (in thousands of Brazilian reais – R$)

1 - Code	2 – Description	3 - Capital	4 – Capital Reserves	5 – Revaluation Reserves	6 – Profit Reserves	7 – Retained earnings (accumulated deficit)	8 – Equity valuation adjustments	9 – Shareholders' Equity Total
5.01	Opening balance	4,734,790	0	0	61,266	0	(8)	4,796,048
5.02	Prior year adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	4,734,790	0	0	61,266	0	(8)	4,796,048
5.04	Net income / Loss for the period	0	0	0	0	1,402,487	0	1,402,487
5.05	Distribution	0	0	0	0	0	0	0
5.05.01	Dividend	0	0	0	0	0	0	0
5.05.02	Interest on shareholders' equity	0	0	0	0	0	0	0
5.05.03	Other distributions	0	0	0	0	0	0	0
5.06	Realization of profit reserve	0	0	0	0	0	0	0
5.07	Equity valuation adjustments	0	0	0	0	0	0	0
5.07.01	Adjustment of financial Investments	0	0	0	0	0	0	0
5.07.02	Adjustment of cumulative translation	0	0	0	0	0	0	0
5.07.03	Adjustment of business combinations	0	0	0	0	0	0	0
5.08	Increase/Decrease on capital	0	0	0	0	0	0	0
5.09	Constituition/Realization of capital reserve	0	16	0	70,205	(70,205)	0	16

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
December 31, 2008

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

1 - Code	2 – Description	3 - Capital	4 – Capital Reserves	5 – Revaluation Reserves	6 – Profit Reserves	7 – Retained earnings (accumulated deficit)	8 – Equity valuation adjustments	9 – Shareholders' Equity Total
5.10	Treasury shares	0	0	0	0	0	8	8
5.11	Other transactions of capital	0	0	0	0	(1,333,891)	0	(1,333,891)
5.12	Other	0	0	0	0	0	0	0
5.13	Final balance	4,734,790	16	0	131,471	(1,609)	0	4,864,668

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
December 31, 2008

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

06 – STATEMENTS OF ADDED VALUE (in thousands of Brazilian reais – R$)

1 - Code	2 – Description	3 - 12/31/2008	4 - 12/31/2007	5 - 12/31/2006
6.01	Revenues	3,297	12,981	0
6.01.01	Gross operating revenues	0	0	0
6.01.02	Other operating revenues	0	0	0
6.01.03	Revenues related to the construction of own assets	3,297	12,981	0
6.01.04	Allowance/Reversal for doubtful accounts	0	0	0
6.02	Inputs	(30,418)	(36,300)	0
6.02.01	Cost of sales and/or services	0	0	0
6.02.02	Material-Energy-Outsourced services-Other	(23,574)	(29,427)	0
6.02.03	Losses / Recovery of assets	0	0	0
6.02.04	Other	(6,844)	(6,873)	0
6.03	Gross added value	(27,121)	(23,319)	0
6.04	Retentions	(129,310)	(111,898)	0
6.04.01	Depreciation and Amortization	(102)	(100)	0
6.04.02	Other	(129,208)	(111,798)	0
6.04.02.01	Intangible asset of concession amortization	(129,208)	(111,798)	0
6.05	Net added value generated	(156,431)	(135,217)	0
6.06	Added value received in transfer	1,521,784	1,894,303	0
6.06.01	Equity in subsidiaries	1,474,430	1,855,472	0
6.06.02	Financial income	47,354	38,831	0
6.06.03	Other	0	0	0
6.07	Added value to be distributed	1,365,353	1,759,086	0
6.08	Distribution of added value	1,365,353	1,759,086	0
6.08.01	Personnel	2,756	1,612	0
6.08.01.01	Direct remuneration	2,564	1,558	0
6.08.01.02	Benefits	107	32	0
6.08.01.03	Government severance indemnity fund for employees - F.G.T.S.	85	22	0
6.08.01.04	Other	0	0	0
6.08.02	Taxes, fees and contributions	12,037	45,336	
6.08.02.01	Federal	12,037	45,335	0
6.08.02.02	State	0	0	0
6.08.02.03	Municipal	0	1	0
6.08.03	Remuneration on third parties' capital	74,868	71,411	0
6.08.03.01	Interest	74,711	71,311	0
6.08.03.02	Rental	157	100	0
6.08.03.03	Other	0	0	0
6.08.04	Remuneration on own capital	1,275,692	1,640,727	0
6.08.04.01	Interest on net equity	0	0	0
6.08.04.02	Dividends	1,207,681	1,561,264	0
6.08.04.03	Retained earnings / loss for the year	68,011	79,463	0

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
December 31, 2008

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

1 - Code	2 – Description	3 - 12/31/2008	4 - 12/31/2007	5 - 12/31/2006
6.08.05	Other	0	0	0

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
December 31, 2008

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

07.01 – CONSOLIDATED BALANCE SHEET – ASSETS (in thousands of Brazilian reais – R$)

1 - Code	2 – Description	3 - 12/31/2008	4 - 12/31/2007	5 - 12/31/2006
1	Total assets	16,243,172	15,598,001	14,049,748
1.01	Current assets	3,712,118	4,076,064	3,695,459
1.01.01	Cash and cash equivalents	737,847	1,106,308	630,250
1.01.02	Credits	2,071,253	2,107,427	2,430,624
1.01.02.01	Accounts receivable	2,071,253	2,107,427	2,430,624
1.01.02.01.01	Consumers, concessionaires and licensees	1,721,028	1,817,788	2,124,968
1.01.02.01.02	Dividend and interest on shareholders' equity	0	0	16,755
1.01.02.01.03	Financial investments	38,249	35,039	28,615
1.01.02.01.04	Recoverable taxes	174,294	181,754	170,953
1.01.02.01.05	(-) Allowance for doubtful accounts	(82,462)	(95,639)	(99,609)
1.01.02.01.06	Deferred taxes	220,144	168,485	188,942
1.01.02.02	Other credits	0	0	0
1.01.03	Materials and supplies	15,594	14,812	16,008
1.01.04	Other	887,424	847,517	618,577
1.01.04.01	Deferred tariff cost variations	638,229	532,449	334,353
1.01.04.02	Prepaid expenses	101,882	202,721	191,239
1.01.04.03	Derivatives	36,520	995	(269)
1.01.04.04	Other credits	110,793	111,352	93,254
1.02	Noncurrent assets	12,531,054	11,521,937	10,354,289
1.02.01	Long-term assets	3,092,437	2,557,559	2,047,324
1.02.01.01	Other credits	1,617,614	1,578,690	1,281,974
1.02.01.01.01	Consumers, concessionaires and licensees	286,144	215,014	165,183
1.02.01.01.02	Financial investments	96,786	97,521	103,901
1.02.01.01.03	Recoverable taxes	101,948	99,947	103,049
1.02.01.01.04	Deferred taxes	1,132,736	1,166,208	909,841
1.02.01.02	Related parties	0	0	0
1.02.01.02.01	Associated companies	0	0	0
1.02.01.02.02	Subsidiaries	0	0	0
1.02.01.02.03	Other related parties	0	0	0
1.02.01.03	Other	1,474,823	978,869	765,350
1.02.01.03.01	Escrow deposits	599,973	498,044	81,846
1.02.01.03.02	Deferred tariff cost variations	157,435	205,894	512,678
1.02.01.03.03	Prepaid expenses	99,210	43,111	28,769
1.02.01.03.04	Derivatives	396,875	0	0
1.02.01.03.05	Other	221,330	231,820	142,057
1.02.02	Permanent assets	9,438,617	8,964,378	8,306,965
1.02.02.01	Investments	103,598	102,144	(11,421)
1.02.02.01.01	Associated companies	0	0	0

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
December 31, 2008

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

1 - Code	**2 – Description**	**3 - 12/31/2008**	**4 - 12/31/2007**	**5 - 12/31/2006**
1.02.02.01.02	Interest in subsidiaries	0	0	0
1.02.02.01.03	Other investments	116,426	114,972	2,853
1.02.02.01.06	Permanent equity interests – negative goodwill	(12,828)	(12,828)	(14,274)
1.02.02.02	Property, plant and equipment	6,614,347	5,983,806	4,980,576
1.02.02.03	Intangible assets	2,700,136	2,855,925	3,315,239
1.02.02.04	Deferred charges	20,536	22,503	22,571

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
December 31, 2008

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

07.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES (in thousands of Brazilian reais – R$)

1 - Code	2 – Description	3 - 12/31/2008	4 - 12/31/2007	5 - 12/31/2006
2	Total liabilities	16,243,172	15,598,001	14,049,748
2.01	Current liabilities	4,241,819	4,217,350	3,786,221
2.01.01	Loans and financing	552,248	921,291	687,975
2.01.01.01	Accrued interest on debts	29,081	59,135	29,859
2.01.01.02	Loans and financing	523,167	862,156	658,116
2.01.02	Debentures	682,188	226,141	225,430
2.01.02.01	Accrued interest on debentures	102,112	71,524	66,178
2.01.02.02	Debentures	580,076	154,617	159,252
2.01.03	Suppliers	982,344	867,954	854,161
2.01.04	Taxes and social contributions payable	464,339	604,102	522,758
2.01.05	Dividends and interest on equity	632,087	743,628	732,518
2.01.06	Reserves	15	765	0
2.01.06.01	Reserve for contingencies	15	765	0
2.01.07	Related parties	0	0	0
2.01.08	Other	928,598	853,469	763,379
2.01.08.01	Employee pension plans	44,088	64,484	86,676
2.01.08.02	Regulatory charges	94,054	68,696	105,013
2.01.08.03	Accrued liabilities	46,244	43,987	53,998
2.01.08.04	Deferred tariff gains variations	165,871	230,038	162,350
2.01.08.05	Derivatives	53,443	18,541	51,610
2.01.08.06	Other	524,898	427,723	303,732
2.02	Noncurrent liabilities	6,894,402	6,342,006	5,396,825
2.02.01	Long-Term liabilities	6,894,402	6,342,006	5,396,825
2.02.01.01	Loans and financing	3,910,986	2,885,436	2,476,712
2.02.01.01.01	Accrued Interest on debts	74,104	26,057	2,550
2.02.01.01.02	Loans and financing	3,836,882	2,859,379	2,474,162
2.02.01.02	Debentures	2,026,890	2,208,472	1,779,445
2.02.01.03	Reserves	107,642	116,412	103,711
2.02.01.03.01	Reserve for contingencies	107,642	116,412	103,711
2.02.01.04	Related parties	0	0	0
2.02.01.05	Advance for future capital increase	0	0	0
2.02.01.06	Other	848,884	1,131,686	1,036,957
2.02.01.06.01	Suppliers	85,311	223	0
2.02.01.06.02	Employee pension plans	508,194	656,040	773,644
2.02.01.06.03	Taxes and social contributions payable	6,445	16,529	40,149
2.02.01.06.04	Deferred tariff gains variations	40,779	68,389	71,069
2.02.01.06.05	Derivatives	961	171,013	24,152
2.02.01.06.06	Other	207,194	219,492	127,943
2.03	Deferred revenue	0	0	0
2.04	Non-controlling shareholders' interest	88,332	88,129	2,034

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
December 31, 2008

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

1 - Code	**2 – Description**	**3 - 12/31/2008**	**4 - 12/31/2007**	**5 - 12/31/2006**
2.05	Shareholders’ equity	5,018,619	4,950,516	4,864,668
2.05.01	Capital	4,741,175	4,741,175	4,734,790
2.05.02	Capital reserves	16	16	16
2.05.03	Revaluation reserves	0	0	0
2.05.03.01	Own assets	0	0	0
2.05.03.02	Subsidiary/associated companies	0	0	0
2.05.04	Profit reserves	277,428	213,643	129,862
2.05.04.01	Legal reserves	277,428	213,643	129,862
2.05.04.02	Statutory reserves	0	0	0
2.05.04.03	For contingencies	0	0	0
2.05.04.04	Unrealized profits	0	0	0
2.05.04.05	Profit retention	0	0	0
2.05.04.06	Special reserve for undistributed dividends	0	0	0
2.05.04.07	Other revenue reserves	0	0	0
2.05.05	Equity valuation adjustmentsEquity valuation adjustments	0	0	0
2.05.05.01	Adjustment of financial investments	0	0	0
2.05.05.02	Adjustment of cumulative translation	0	0	0
2.05.05.03	Adjustment of business combinations	0	0	0
2.05.06	Accumulated profit or loss	0	(4,318)	0
2.05.07	Advance for future capital increase	0	0	0

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
December 31, 2008

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

08.01 – CONSOLIDATED INCOME STATEMENT (in thousands of Brazilian reais – R$)

1 – Code	2 - Description	3 - 01/01/2008 to 12/31/2008	4 - 01/01/2007 to 12/31/2007	5 - 01/01/2006 to 12/31/2006
3.01	Operating revenues	14,371,913	14,207,384	12,227,052
3.02	Deductions from operating revenues	(4,666,105)	(4,797,849)	(4,315,102)
3.02.01	ICMS (State VAT)	(2,440,661)	(2,477,084)	(2,165,696)
3.02.02	PIS (Tax on Revenue)	(233,273)	(242,315)	(195,694)
3.02.03	COFINS (Tax on Revenue)	(1,074,319)	(1,105,550)	(904,484)
3.02.04	ISS (Tax on Service Revenue)	(2,971)	(1,749)	(1,209)
3.02.05	Global reversal reserve	(48,446)	(52,250)	(42,904)
3.02.06	Fuel consumption account - CCC	(365,447)	(425,860)	(554,275)
3.02.07	Energy development account - CDE	(408,979)	(398,427)	(370,182)
3.02.08	Research and Development and Energy Efficiency Programs	(92,008)	(94,565)	(77,605)
3.02.09	Emergency Capacity Charge ("ECE") and Emergency Energy Purchase Charge ("EAEE")	(1)	(49)	(3,053)
3.03	Net operating revenues	9,705,808	9,409,535	7,911,950
3.04	Cost of electric energy services	(6,493,109)	(5,538,946)	(4,910,362)
3.04.01	Electric energy purchased for resale	(4,787,672)	(4,052,280)	(3,419,197)
3.04.02	Electric energy network usage charges	(903,788)	(702,781)	(774,077)
3.04.03	Personnel	(298,725)	(263,169)	(242,678)
3.04.04	Employee pension plans	84,151	46,887	7,470
3.04.05	Material	(51,660)	(49,664)	(39,189)
3.04.06	Outsourced services	(135,121)	(134,045)	(111,177)
3.04.07	Depreciation and amortization	(339,809)	(341,492)	(297,482)
3.04.08	Other	(53,028)	(35,961)	(12,638)
3.04.09	Cost of services rendered to third parties	(7,457)	(6,441)	(21,394)
3.05	Gross operating income	3,212,699	3,870,589	3,001,588
3.06	Operating income (expense)	(1,291,000)	(1,398,180)	(832,342)
3.06.01	Sales and marketing	(246,461)	(428,053)	(244,231)
3.06.02	General and administrative	(385,172)	(353,904)	(314,409)
3.06.03	Financial income (expense)	(414,321)	(374,847)	(152,308)
3.06.03.01	Financial income	462,534	380,013	637,635
3.06.03.02	Financial expenses	(876,855)	(754,860)	(789,943)
3.06.03.02.01	Interest on shareholders' equity (expense)	0	(141)	0
3.06.03.02.02	Other financial expenses	(876,855)	(754,719)	(789,943)
3.06.04	Other operating income	0	0	0
3.06.05	Other operating expenses	(245,046)	(241,376)	(121,394)
3.06.05.01	Amortization of intangible asset of concession	(192,029)	(176,306)	(151,844)
3.06.05.02	Other operating expense	(53,017)	(65,070)	30,450

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
December 31, 2008

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

1 – Code	2 - Description	3 - 01/01/2008 to 12/31/2008	4 - 01/01/2007 to 12/31/2007	5 - 01/01/2006 to 12/31/2006
3.06.06	Equity in subsidiaries	0	0	0
3.07	Operating income	1,921,699	2,472,409	2,169,246
3.08	Nonoperating income (expense)	0	0	0
3.08.01	Nonoperating income	0	0	0
3.08.02	Nonoperating expense	0	0	0
3.09	Income before taxes on income and extraordinary item	1,921,699	2,472,409	2,169,246
3.10	Income tax and social contribution	(666,300)	(762,446)	(650,034)
3.10.01	Social contribution	(177,629)	(202,083)	(172,998)
3.10.02	Income tax	(488,671)	(560,363)	(477,036)
3.11	Deferred income tax and social contribution	30,062	(64,183)	(83,602)
3.11.01	Social contribution	8,672	(30,021)	(14,654)
3.11.02	Income tax	21,390	(34,162)	(68,948)
3.12	Statutory profit sharing/contributions	0	0	(32,559)
3.12.01	Profit sharing	0	0	0
3.12.02	Contributions	0	0	(32,559)
3.12.02.01	Extraordinary items net of tax effects	0	0	(32,559)
3.13	Reversal of interest on shareholders' equity	0	141	0
3.14	Non-controlling shareholders' interest	(9,769)	(5,194)	(173)
3.15	Net income	1,275,692	1,640,727	1,402,878
	SHARES OUTSTANDING EX-TREASURY STOCK (Thousand)	479,911	479,911	479,757
	NET INCOME PER SHARE (Reais)	2.65818	3.41882	2.92414
	LOSS PER SHARE (Reais)			

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

**Brazilian Corporation Law
December 31, 2008**

01.01 - IDENTIFICATION

1 - CVM CODE **01866-0**	2 - COMPANY NAME **CPFL ENERGIA S.A.**	3 - CNPJ (Federal Tax ID) **02.429.144/0001-93**

09.01 – CONSOLIDATED CASH FLOW STATEMENTS – Indirect method (in thousands of Brazilian reais – R$)

1 - Code	2 - Description	3 – 01/01/2008 to 12/31/2008	4 – 01/01/2007 to 12/31/2007	5 – 01/01/2006 to 12/31/2006
4.01	Net cash from operating activities	1,877,269	2,336,108	0
4.01.01	Cash generated from operations	3,076,675	3,563,467	0
4.01.01.01	Net income, including income tax and social contribution	1,911,930	2,467,356	0
4.01.01.02	Interest of non-controlling shareholders	9,769	5,194	0
4.01.01.03	Depreciation and amortization – other	564,924	548,161	0
4.01.01.04	Reserve for contingencies	(16,884)	9,350	0
4.01.01.05	Interest and monetary restatement	672,297	548,696	0
4.01.01.06	Gain on pension plan	(84,151)	(46,887)	0
4.01.01.07	Losses (gain) on disposal of noncurrent assets	30,400	24,288	0
4.01.01.08	Deferred taxes - PIS and COFINS	(12,968)	(1,690)	0
4.01.01.09	Other	1,358	8,999	0
4.01.02	Variation on assets and liabilities	(1,199,406)	(1,227,359)	0
4.01.02.01	Consumers, Concessionaires and Licensees	12,453	311,155	0
4.01.02.02	Recoverable Taxes	36,343	31,785	0
4.01.02.03	Deferred Tariff Costs Variations	(57,321)	109,704	0
4.01.02.04	Escrow deposits	(50,525)	(400,547)	0
4.01.02.05	Other operating assets	42,068	(70,250)	0
4.01.02.06	Suppliers	199,478	(17,749)	0
4.01.02.07	Taxes and social contributions paid	(749,127)	(668,454)	0
4.01.02.08	Other taxes and social contributions	(50,711)	(47,407)	0
4.01.02.09	Deferred Tariff Costs Variations	(91,777)	57,451	0
4.01.02.10	Employee Pension Plans	(84,091)	(93,226)	0
4.01.02.11	Interest paid on debt	(544,381)	(508,486)	0
4.01.02.12	Regulatory Charges	25,358	(39,162)	0
4.01.02.13	Other operating liabilities	112,827	107,827	0
4.01.03	Other	0	0	0
4.02	Net cash in investing activities	(1,024,412)	(1,481,195)	0
4.02.01	Acquisition of permanent equity interest	0	(383,816)	0
4.02.02	Decrease (increase) of capital	(1,457)	271	0
4.02.03	Acquisition of property, plant and equipment	(1,098,081)	(1,045,077)	0
4.02.04	Financial investments	74,041	(17,971)	0
4.02.05	Advance Energy Purchase Agreements	(4,935)	(28,378)	0
4.02.06	Increase of special obligations	57,518	65,917	0
4.02.07	Acquisition of intangible assets – other	(79,823)	(108,308)	0
4.02.08	Increase of deferred charges	0	12,076	0
4.02.09	Sale of noncurrent assets	28,325	24,091	0
4.03	Net cash in financing activities	(1,221,318)	(378,855)	0
4.03.01	Loans, financing and debentures obtained	2,171,535	2,551,090	0
4.03.02	Payments of Loans, financing and debentures	(2,073,543)	(1,451,590)	0
4.03.03	Advance Energy Purchase Agreements	2,004	0	0

23

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
December 31, 2008

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

1 - Code	2 - Description	3 – 01/01/2008 to 12/31/2008	4 – 01/01/2007 to 12/31/2007	5 – 01/01/2006 to 12/31/2006
4.03.04	Advance for future capital increase	0	82,597	0
4.03.05	Dividend and interest on shareholders' equity paid	(1,323,483)	(1,560,952)	0
4.03.06	Intercompany loans to subsidiaries and associated companies	2,169	0	0
4.04	Exchange variation on cash and cash equivalents	0	0	0
4.05	Increase (decrease) in cash and cash equivalents	(368,461)	476,058	0
4.05.01	Cash and cash equivalents at beginning of period	1,106,308	630,250	0
4.05.02	Cash and cash equivalents at end of period	737,847	1,106,308	0

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
December 31, 2008

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

10.01 – CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FROM JANUARY 01, 2008 TO DECEMBER 31, 2008 (in thousands of Brazilian reais – R$)

1 - Code	2 – Description	3 - Capital	4 – Capital Reserves	5 – Revaluation Reserves	6 – Profit Reserves	7 – Retained earnings (accumulated deficit)	8 – Equity valuation adjustments	9 – Shareholders' Equity Total
5.01	Opening balance	4,741,175	16	0	213,643	(4,318)	0	4,950,516
5.02	Prior year adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	4,741,175	16	0	213,643	(4,318)	0	4,950,516
5.04	Net income / Loss for the period	0	0	0	0	1,275,692	0	1,275,692
5.05	Distribution	0	0	0	0	(1,207,589)	0	(1,207,589)
5.05.01	Dividend	0	0	0	0	(1,207,681)	0	(1,207,681)
5.05.02	Interest on shareholders' equity	0	0	0	0	0	0	0
5.05.03	Other distributions	0	0	0	0	0	0	0
5.06	Realization of profit reserve	0	0	0	0	0	0	0
5.07	Equity valuation adjustments	0	0	0	0	0	0	0
5.07.01	Adjustment of financial Investments	0	0	0	0	0	0	0
5.07.02	Adjustment of cumulative translation	0	0	0	0	0	0	0
5.07.03	Adjustment of business combinations	0	0	0	0	0	0	0
5.08	Increase/Decrease on capital	0	0	0	0	0	0	0
5.09	Constituition/Realization of capital reserve	0	0	0	63,785	(63,785)	0	0
5.10	Treasury shares	0	0	0	0	0	0	0

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
December 31, 2008

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

1 - Code	2 – Description	3 - Capital	4 – Capital Reserves	5 – Revaluation Reserves	6 – Profit Reserves	7 – Retained earnings (accumulated deficit)	8 – Equity valuation adjustments	9 – Shareholders' Equity Total
5.11	Other transactions of capital	0	0	0	0	0	0	0
5.12	Other	0	0	0	0	92	0	92
5.13	Final balance	4,741,175	16	0	277,428	0	0	5,018,619

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
December 31, 2008

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

10.02 – CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FROM JANUARY 01, 2007 TO DECEMBER 31, 2007 (in thousands of Brazilian reais – R$)

1 - Code	2 – Description	3 - Capital	4 – Capital Reserves	5 – Revaluation Reserves	6 – Profit Reserves	7 – Retained earnings (accumulated deficit)	8 – Equity valuation adjustments	9 – Shareholders' Equity Total
5.01	Opening balance	4,734,790	16	0	131,471	(1,609)	0	4,864,668
5.02	Prior year adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	4,734,790	16	0	131,471	(1,609)	0	4,864,668
5.04	Net income / Loss for the period	0	0	0	0	1,640,727	0	1,640,727
5.05	Distribution	0	0	0	0	(1,561,264)	0	(1,561,264)
5.05.01	Dividend	0	0	0	0	0	0	0
5.05.02	Interest on shareholders' equity	0	0	0	0	0	0	0
5.05.03	Other distributions	0	0	0	0	(1,561,264)	0	(1,561,264)
5.06	Realization of profit reserve	0	0	0	0	0	0	0
5.07	Equity valuation adjustments	0	0	0	0	0	0	0
5.07.01	Adjustment of financial Investments	0	0	0	0	0	0	0
5.07.02	Adjustment of cumulative translation	0	0	0	0	0	0	0
5.07.03	Adjustment of business combinations	0	0	0	0	0	0	0
5.08	Increase/Decrease on capital	6,385	0	0	0	0	0	6,385
5.09	Constituition/Realization of capital reserve	0	0	0	82,172	(82,172)	0	0

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
December 31, 2008

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

1 - Code	2 – Description	3 - Capital	4 – Capital Reserves	5 – Revaluation Reserves	6 – Profit Reserves	7 – Retained earnings (accumulated deficit)	8 – Equity valuation adjustments	9 – Shareholders' Equity Total
5.10	Treasury shares	0	0	0	0		0	0
5.11	Other transactions of capital	0	0	0	0		0	0
5.12	Other	0	0	0	0		0	0
5.13	Final balance	4,741,175	16	0	213,643	(4,318)	0	4,950,516

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
December 31, 2008

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

10.03 – CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FROM JANUARY 01, 2006 TO DECEMBER 31, 2006 (in thousands of Brazilian reais – R$)

1 - Code	2 – Description	3 - Capital	4 – Capital Reserves	5 – Revaluation Reserves	6 – Profit Reserves	7 – Retained earnings (accumulated deficit)	8 – Equity valuation adjustments	9 – Shareholders' Equity Total
5.01	Opening balance	4,734,790	0	0	61,266	0	(8)	4,796,048
5.02	Prior year adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	4,734,790	0	0	61,266	0	(8)	4,796,048
5.04	Net income / Loss for the period	0	0	0	0	1,402,487	0	1,402,487
5.05	Distribution	0	0	0	0	0	0	0
5.05.01	Dividend	0	0	0	0	0	0	0
5.05.02	Interest on shareholders' equity	0	0	0	0	0	0	0
5.05.03	Other distributions	0	0	0	0	0	0	0
5.06	Realization of profit reserve	0	0	0	0	0	0	0
5.07	Equity valuation adjustments	0	0	0	0	0	0	0
5.07.01	Adjustment of financial Investments	0	0	0	0	0	0	0
5.07.02	Adjustment of cumulative translation	0	0	0	0	0	0	0
5.07.03	Adjustment of business combinations	0	0	0	0	0	0	0
5.08	Increase/Decrease on capital	0	0	0	0	0	0	0
5.09	Constituition/Realization of capital reserve	0	16	0	70,205	(70,205)	0	16

29

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER

Brazilian Corporation Law
December 31, 2008

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

1 - Code	2 – Description	3 - Capital	4 – Capital Reserves	5 – Revaluation Reserves	6 – Profit Reserves	7 – Retained earnings (accumulated deficit)	8 – Equity valuation adjustments	9 – Shareholders' Equity Total
5.10	Treasury shares	0	0	0	0	0	8	8
5.11	Other transactions of capital	0	0	0	0	(1,333,891)	0	(1,333,891)
5.12	Other	0	0	0	0	0	0	0
5.13	Final balance	4,734,790	16	0	131,471	(1,609)	0	4,864,668

11 – CONSOLIDATED STATEMENTS OF ADDED VALUE (in thousands of Brazilian reais – R$)

1 - Code	2 – Description	3 - 12/31/2008	4 - 12/31/2007	5 - 12/31/2006
6.01	Revenues	15,365,113	15,346,867	0
6.01.01	Operating revenues	14,371,913	14,207,384	0
6.01.02	Other operating revenues	(800)	(9,735)	0
6.01.02.01	Allowance for realization on regulatory assets	(800)	(9,735)	0
6.01.03	Revenues related to the construction of own assets	1,030,585	1,196,752	0
6.01.04	Allowance for doubtful accounts	(36,585)	(47,534)	0
6.02	Inputs	(7,877,711)	(7,185,781)	0
6.02.01	Cost of sales	(6,253,105)	(5,224,347)	0
6.02.02	Material-Energy-Outsourced services-Other	(1,617,893)	(1,955,767)	0
6.02.03	Losses / Recovery of assets	0	0	0
6.02.04	Other	(6,713)	(5,667)	0
6.03	Gross Added Value	7,487,402	8,161,086	0
6.04	Retentions	(587,502)	(563,937)	0
6.04.01	Depreciation and Amortization	(395,473)	(387,631)	0
6.04.02	Other	(192,029)	(176,306)	0
6.04.02.01	Intangible asset of concession - amortization	(192,029)	(176,306)	0
6.05	Net Added Value Generated	6,899,900	7,597,149	0
6.06	Added Value Received in Transfer	481,958	404,384	0
6.06.01	Equity in Subsidiaries	0	0	0
6.06.02	Financial Income	491,727	409,578	0
6.06.03	Other	(9,769)	(5,194)	0
6.06.03.01	Interest of non-controlling shareholders	(9,769)	(5,194)	0
6.07	Added Value to be Distributed	7,381,858	8,001,533	0
6.08	Distribution of Added Value	7,381,858	8,001,533	0
6.08.01	Personnel	416,226	393,112	0
6.08.01.01	Direct Remuneration	361,822	324,552	0
6.08.01.02	Benefits	22,797	43,545	00
6.08.01.03	Government severance indemnity fund for employees - F.G.T.S.	31,607	25,015	0
6.08.01.04	Other	0	0	0
6.08.02	Taxes, Fees and Contributions	4,756,606	5,231,875	
6.08.02.01	Federal	2,306,866	2,747,899	0
6.08.02.02	State	2,442,550	2,467,794	0
6.08.02.03	Municipal	7,190	16,182	0
6.08.03	Remuneration on third parties' capital	933,334	735,819	0
6.08.03.01	Interest	924,891	739,405	0
6.08.03.02	Rental	9,436	7,262	0
6.08.03.03	Other	(993)	(10,848)	0
6.08.04	Remuneration on own capital	1,275,692	1,640,727	0
6.08.04.01	Interest on net equity	0	0	0
6.08.04.02	Dividends	1,207,681	1,561,264	0

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

STANDARD FINANCIAL STATEMENTS – DFP   **Brazilian Corporation Law**

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: December 31, 2008**

1 - Code	2 – Description	3 - 12/31/2008	4 - 12/31/2007	5 - 12/31/2006
6.08.04.03	Retained earnings / losses	68,011	79,463	0
6.08.04.04	Interest of non-controlling shareholders on retained earnings	0	0	0
6.08.05	Other	0	0	0

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP   Brazilian
Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   Date: December 31, 2008

12.01 – INDEPENDENT AUDITORS' REPORT – UNQUALIFIED OPINION

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Independent Auditors' Report

To
The Shareholders and Management
CPFL Energia S.A.
São Paulo - SP

1   We have audited the accompanying balance sheets (parent company and consolidated) of CPFL Energia S.A. . (the "Company") as of December 31, 2008 and 2007, and the related statements of income, changes in shareholders' equity, cash flows and added value for the years then ended, which are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

2   The financial statements of the jointly-owned indirect subsidiary BAESA – Energética Barra Grande S.A. for the years ended December 31, 2008 and 2007 were audited by other independent auditors who issued an unqualified opinion on January 22, 2009, which was provided to us. CPFL Energia S.A. has valued its indirect shareholding interest in BAESA – Energética Barra Grande S.A. using the equity method of accounting and consolidated this investment by the proportional consolidation method. As of December 31, 2008, the balance of this investment was R$ 138,530 thousand (R$ 131,331 thousand in 2007) and the equity pick-up from this investment for the year ended was a gain of R$ 7,268 thousand (R$ 3,978 thousand in 2007). The financial statements of this indirect subsidiary, as included in the consolidated financial statements, presents proportional assets totaling R$ 373,953 thousand (R$ 384,202 thousand in 2007) as of December 31, 2008. Our report regarding the balances and amounts generated by this indirect subsidiary is based exclusively on the report issued by the independent auditors of BAESA – Energética Barra Grande S.A.

3   The financial statements of the indirect subsidiary CPFL Jaguariúna S.A. (formerly CMS Energy Brasil S.A.) and its subsidiaries for the year ended December 31, 2007 (without considering the adjustments resulting from Law 11638/07 and Provisional Measure 449/08) were audited by other independent auditors, who issued an unqualified opinion on January 18, 2008, which was provided to us. CPFL Energia S.A. has valued its indirect shareholding interest in CPFL Jaguariúna S.A. according to the equity method of accounting and has fully consolidated this investment. As of December 31, 2007, the balance of this investment is R$ 397,055 thousand and the equity pick-upfrom this investment for the year ended was a gain ofR$ 24,178 thousand. The financial statements of this indirect subsidiary, which are included in the consolidated financial statements, present assets of R$ 488,009 thousand as of December 31,

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP   **Brazilian**
Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: December 31, 2008**

2007. Our report regarding the balances and amounts generated by this subsidiary is exclusively based on the report issued by the independent auditors of CPFL Jaguariúna S.A. and its subsidiaries.

4   Our audits were conducted in accordance with auditing standards generally accepted in Brazil and included: (a) planning of the audit work, considering the materiality of the balances, the volume of transactions and the accounting systems and internal accounting controls of the Company and its subsidiaries; (b) verification, on a test basis, of the evidence and records which support the amounts and accounting information disclosed; and (c) evaluation of the most significant accounting policies and estimates adopted by Company management and its subsidiaries, as well as the presentation of the financial statements taken as a whole.

5   In our opinion, based on our audit and on the reports issued by the other independent auditors of the indirect subsidiaries, as mentioned in paragraphs 2 and 3, the financial statements described in the paragraph 1 present fairly, in all material respects, the financial position of CPFL Energia S.A. and its subsidiaries as of December 31, 2008 and 2007, and the results of their operations, changes in shareholders' equity, cash flows and added value for the years then ended, in conformity with accounting practices adopted in Brazil.

6   As mentioned in Note 3, item (b.1), as result of the second periodical tariff review established in the concession agreement, the Brazilian Electricity Agency (ANEEL) ratified, on a temporary basis, the percentage to be applied to the tariffs of its direct subsidiaries, Companhia Piratininga de Força e Luz, Companhia Paulista de Força e Luz, and Rio Grande Energia S.A. The possible effects resulting from this final review, if any, will be recorded in the Company's equity and financial position in subsequent periods.

7   As mentioned in Note 2.1, as a result of the changes in accounting practices adopted in Brazil during 2008, the financial statements referring to the previous year, presented for comparison purposes, were restated and are being presented as established in NPC 12 - Accounting Practices, Changes in Accounting Estimates and Correction of Errors, except for the Statement of Changes in Financial Position which was replaced, in accordance with Law 11638/07, by the Statement of Cash Flows.

February 3, 2009

KPMG Auditores Independentes
CRC 2SP014428/O-6

Jarib Brisola Duarte Fogaça
Accountant CRC 1SP125991/O-0

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP   Brazilian
Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   Date: December 31, 2008

13.01 – MANAGEMENT REPORT

Management Report

Dear Shareholders,

In accordance with the legal and statutory provisions, the management of CPFL Energia S.A. (CPFL Energia) submits for your examination the company's Management Report and Financial Statements, including the report of the Independent Auditors and the Fiscal Council for the fiscal year ended December 31, 2008. <u>All comparisons in this Report are based on consolidated data for the same period a year earlier, except when otherwise stated</u>.

1. Initial Considerations

In 2008, CPFL Energia's strategy of strengthening its position in the Brazilian electricity sector by diversifying its business portfolio and increasing its operating efficiency proved to be highly successful. We concluded construction of the Castro Alves Hydroelectric Plant (130 MW) and the first turbine of the 14 de Julho Hydroelectric Plant (representing 50% of the plant's 100 MW installed capacity) began operations, raising our total installed capacity to 1,704 MW. We also proceeded with construction of the 855 MW Foz do Chapecó Hydroelectric Plant, which is scheduled for start-up in 2010, when the group's generation capacity should reach 2,202 MW.

We also continued restructuring the distributors acquired in 2006 and 2007, and further diversified our energy portfolio with the creation of CPFL Bioenergia, through which we established a partnership in August 2008 to invest in a 45 MW co-generation plant fueled by sugarcane biomass, whose surplus energy (25 MW) will be fully available for commercialization on the free market as of April 2010. We also created CPFL Atende, a contact center and call center service.

Group's energy sales in the concession area reflected Brazil's strong growth in the first nine months of 2008, totaling 49,033 GWh, 5.5% up on the 46,475 GWh recorded in 2007, 11,710 GWh of which billed through the Distribution System Usage Tariff (TUSD). Captive market sales totaled 37,323 GWh, an upturn of 5.9%, with hefty consumption increases in the residential (8.2%), industrial (4.7%) and commercial (6.5%) segments. In the latter segment, we maintained our leadership of the Brazilian market, with a share of 13% and over 6.4 million consumers, with 169,000 new connections.

We also strengthened our position in energy sales to free customers and through the execution of bilateral contracts, with total sales of 8,904 GWh. In the commercialization segment, we continued to lead the market, with a 22% share. In addition, we developed a consistent strategy for the sale of value-added services, which have recorded steady growth in recent years.

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP   **Brazilian**
Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: December 31, 2008**

Thanks to this performance, together with the continuous management of operating costs and expenses, debt and financial expenses, and the constant drive for efficiency and productivity gains, CPFL Energia posted an excellent period result, despite the tariff repositioning of the group's distributors. Gross revenue totaled R$ 14,372 million, 1.2% up on the previous year, while EBITDA fell by 16.1% to R$ 2,808 million and Net Income recorded a 22.2% slide to R$ 1,276 million.

In addition, part of our corporate agenda was given over to drafting the 2009-13 Strategic Plan, in which we defined the bases for growing and strengthening our business over the next five years. We also modified our organizational structure and management model in line with CPFL Energia's corporate governance guidelines and fine-tuned our internal control mechanisms, as well as revising our brand positioning and architecture and our strategic drivers (vision, mission and principles), whose purpose is to align the organizational culture and practices of the group's companies. We also took further action to reduce operating costs, intensifying the measures adopted in the first half of 2008. In December, we created the CPFL Corporate University, an important instrument for developing our employees' strategic business skills and making the best possible use of our investments in their personal development.

In this context, we cannot help but highlight the ample recognition CPFL Energia received from the market and its stakeholders for its commitment to building a solid organizational culture based on outstanding corporate governance practices. At the beginning of the year, the Company obtained a corporate governance AA+ rating from Austin Rating agency, the best classification for a Brazilian company since 2005, when the evaluation started to be applied in the country. CPFL Energia was also voted the company with the best corporate governance in Latin America by Latin Finance magazine and the consulting firm Management & Excellence, following a survey of the 50 non-financial companies with the highest market capitalization. In October, CPFL Energia became the first Brazilian company to receive the Client Leadership Award from the International Finance Corporation (IFC), a World Bank member organization. The award was granted in recognition of the group's differentiated corporate governance practices and socio-environmental programs, including initiatives to combat energy losses and mitigate climate change arising from global warming.

Finally, for the fourth year in a row, CPFL Energia's shares were included in the São Paulo Stock Exchange's Corporate Sustainability Index (ISE), which consists of companies whose business processes are characterized by the permanent and integrated management of their economic, social and environmental aspects.

Other important acknowledgments of CPFL Energia's achievements were its inclusion, for the sixth year, as a "Model Company" by the Guia Exame de Sustentabilidade 2008, and, for the seventh year, in the Guia Exame/Você S.A. list of the "Best Companies to Work For in Brazil". The group was also well-positioned, for the second year, in the Carta Capital magazine survey of the most admired companies in Brazil.

Among the subsidiaries, CPFL Paulista did exceptionally well, winning the National Quality Award (PNQ) for the second year, the most important corporate excellence award in the country and one of the most respected in the world. This recognition ratified the five 2008 Abradee Awards conferred on the company, including the best distributor in Brazil with more than 400,000 consumers, and the 2008 Southeast IASC (Aneel Consumer Satisfaction Index) Award, in the same category. Another highlight

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP Brazilian Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES Date: December 31, 2008

was CPFL Jaguari, which at the beginning of the year received the 2007 IASC Brazil Award as the country's best distribution concessionaire, following a survey of residential consumers of all the energy distributors.

For these reasons, CPFL Energia would like to thank its shareholders, clients, employees, suppliers, public authorities, regulatory agencies, social organizations and the communities in its concession areas for their support and confidence, reaffirming its commitment to generating value for its stakeholders and fully aware of its responsibility for contributing to Brazil's growth and development.

SHAREHOLDING STRUCTURE *(Simplified)*

CPFL Energia is a holding company with stock participation in other companies:


CPFL ENERGIA
DISTRIBUTION
COMMERCIALIZATION
GENERATION
100% cpfl atende
100% cpfl jaguariúna
99.99% cpfl santa cruz
100% cpfl paulista
100% cpfl piratininga
100% RGE
96.56% cpfl leste paulista
90.15% cpfl jaguari
87.80% cpfl sul paulista
89.75% cpfl mococa
100% cpfl brasil
100% cpfl meridional
99.95% cpfl sul geradora
100% cpfl cone sul
100% cpfl planalto
89.81% cpfl serviços
100% cpfl geração
100% CPFL Sul
65% Ceran
25.01% BAESA
48.72% Enercan
51% Foz do Chapecó
100% cpfl bioenergia
59.93% Paulista Lajeado
90.15% Jaguari

Base: December 31, 2008

For further information on investments in subsidiaries, see Explanatory Note 1 to the Financial Statements.

2. Comments on the Conjecture

MACROECONOMIC ENVIRONMENT

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP   **Brazilian**
Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: December 31, 2008**

Brazil's economy experienced two highly distinct phases in 2008. Until September, as in the previous year and along with the other emerging market economies, it showed exceptionally robust growth, unlike the developed nations, which had been undergoing a severe slowdown since the end of 2007 following the collapse of the real estate bubble in the United States and various European countries. After September, when the crisis suddenly worsened, Brazil was also jeopardized, although this was much more due to the worldwide crisis of confidence than to those factors that had affected the country in previous international crises, related to uncertainties regarding the country's public and foreign debt.

Thus 2009 is beginning with a series of major challenges, which will take some time to be overcome. However, the unprecedented solvency of Brazil's economy (mainly thanks to the substantial foreign reserve cushion built up in recent years) has allowed the authorities to implement anti-cyclic economic policies for the first time in 35 years (interest rate reductions, the freeing of reserve requirements, increased public expenditure and tax cuts, among others). Consequently, the domestic downturn has a very good chance of being less severe and the resulting recovery more rapid than in the developed countries.

REGULATORY ENVIRONMENT

The year was marked by the tariff revision of the group's distributors, which began in 2007. In addition, there were efforts to consolidate the prevailing regulatory framework, represented by the set of resolutions formulated by ANEEL, Brazil's electricity sector regulatory agency. In this context, Public Hearing 052/07 was concluded, resulting in the publication of ANEEL Resolution 338/08, which addresses the general concepts, methodology and procedures applicable to the distributors' 2nd tariff revision cycle, and is a refinement of ANEEL Resolution 234/06. The new methodology recognizes the investments needed for the incorporation of private networks, through calculation of the X Factor, thereby ensuring the tariff coverage required to regulate these assets. In the case of CPFL Energia, this measure will have a positive impact on the future revenues of its distributors, especially CPFL Paulista.

Also approved was ANEEL Resolution 345/08, addressing the Procedures for Electricity Distribution in the National Electricity System (PRODIST), which structures the relationship between distributors and other agents (consumer units and generators), connected to distribution systems, as well as the exchange of information between distributors and ANEEL.

Finally, Federal Decree 6353/08 was published, regulating the contracting of reserve power provided for in Law 10848/04, which addresses the commercialization of electric power, creating the conditions for ANEEL to establish a methodology for passing on these costs to consumption tariffs.

ELECTRICITY TARIFFS AND PRICES

Distribution Segment

Second Periodic Tariff Revision

- **April 2008**

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP   **Brazilian**
Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: December 31, 2008**

ANEEL published the provisional result of the second periodic tariff revision of the subsidiaries CPFL Paulista and RGE, valid as of April 8 and 19, 2008, respectively, as shown in the table below.

- **October 2008**

ANEEL changed the provisional result of the second periodic tariff revision (of 2007) of CPFL Piratininga, valid as of October 23, 2008, as shown in the table below.

- **February 2009**

ANEEL published the definitive result of the second periodic tariff revision of the subsidiaries CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa, as shown in the table below.

Indexes Previously Published, by ANEEL	CPFL Piratininga	CPFL Santa Cruz	CPFL Jaguariúna				CPFL Paulista	RGE
			CPFL Leste Paulista	CPFL Jaguari	CPFL Sul Paulista	CPFL Mococa		
Term >>>>>>	*10/23/2007*	*02/03/2008*	*02/03/2008*	*02/03/2008*	*02/03/2008*	*02/03/2008*	*04/08/2008*	*04/19/2008*
Tariff Repositioning	-10.94%	-9.73%	-2.69%	-0.35%	-2.98%	-8.40%	-13.69%	-5.37%
Financial Components	0.83%	2.60%	1.04%	-1.23%	-0.58%	2.75%	0.08%	10.15%
Tariff Repositioning with Financial Components	-10.11%	-7.13%	-1.65%	-1.58%	-3.57%	-5.65%	-13.61%	4.77%

Indexes Changed by ANEEL	CPFL Piratininga	CPFL Santa Cruz	CPFL Jaguariúna			
			CPFL Leste Paulista	CPFL Jaguari	CPFL Sul Paulista	CPFL Mococa
Date of Change >>>>>>	*10/23/2008*	*02/03/2009*	*02/03/2009*	*02/03/2009*	*02/03/2009*	*02/03/2009*
Tariff Repositioning	-11.76%	-17.05%	-3.22%	-3.79%	-4.73%	-10.41%

Annual Tariff Adjustment

- **October 2008**

ANEEL approved the Annual Tariff Adjustment Index (IRT) for CPFL Piratininga, valid as of October 23, 2008, as shown in the table below.

- **February 2009**

ANEEL approved the Annual Tariff Adjustment Index (IRT) of the subsidiaries CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa, valid as of February 3, 2009, as shown in the table below.

Tariff Adjustment Index (IRT)	CPFL Piratininga	CPFL Santa Cruz	CPFL Jaguariúna			
			CPFL Leste Paulista	CPFL Jaguari	CPFL Sul Paulista	CPFL Mococa
Term >>>>>>	*10/23/2008*	*02/03/2009*	*02/03/2009*	*02/03/2009*	*02/03/2009*	*02/03/2009*
Economic IRT	10.92%	10.69%	10.58%	11.01%	11.80%	10.52%
Financial Components	5.62%	13.40%	2.36%	0.35%	-0.16%	0.66%
Total IRT	16.54%	24.09%	12.94%	11.36%	11.64%	11.18%

Generation Segment

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP   **Brazilian**
Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: December 31, 2008**

The generators energy sales contracts contain specific clauses dealing with tariff adjustments, the main adjustment index being the annual change in General Market Price Index (IGP-M).

3. Operating Performance

ENERGY SALES

Energy sales by distributors in the concession area went up by 5.5%, to 49,033 GWh (46,475 GWh in 2007). Sales to the captive market totaled 37,323 GWh and 11,710 GWh were billed through the Distribution System Usage Tariff (TUSD). Energy sold to free customers and via bilateral contracts amounted to 8,904 GWh.

The captive market highlights were the residential, industrial and commercial classes, which recorded respective growth of 8.2%, 4.7% and 6.5%, and jointly accounted for 81.5% of total consumption by the distributors' captive consumers. Excluding the effect of the acquisition of CMS Energy Brasil in 2007 (whose name was changed to CPFL Jaguariúna S.A.), the sales performance was as follows:

- **Residential and Commercial Classes:** increases of 6.9% and 5.4%, respectively. The performance of the commercial class benefited from the maintenance of the bulk of wages and credit availability at high levels. These effects, combined with the reduction in home appliance prices, pushed up residential consumption. Temperatures in the third quarter of 2008 (which were higher than in the same period last year) and the migration of rural class customers to the residential class also contributed to the consumption upturn;

- **Industrial Class:** increase of 2.3%, due to the big upturn in domestic market consumption, offset by the migration of captive customers to the free market, especially the so-called "special customers", whose contracted demand is more than 500 kW and who are eligible to purchase energy from alternative generation sources, such as biomass and small hydroelectric power plants (PCHs). As of November, the variation was also affected by the international financial crisis.

For further details on electricity sales (in R$, GWh, by consumption class and number of consumers), see Explanatory Note 24 to the Financial Statements.

OPERATING PERFORMANCE IN THE DISTRIBUTION SEGMENT

CPFL Energia is permanently concerned with increasing the operating efficiency and improving the service quality of the group's distributors. To achieve this, the company encourages better operating practices and invests in electricity system automation and modernization, preventive and corrective maintenance programs, customer and network service logistics, and in improvements to auxiliary infrastructure.

These initiatives are reflected in the quality of the distributors' operating efficiency and service quality indicators, as well as in their customer satisfaction indexes.

Customer Service

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP   **Brazilian**
Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: December 31, 2008**

CPFL Energia's distributors provide rapid and reliable customer service channels, ensuring ease of access and comfort for its clients. In order to do so, it maintains a diversified service structure, geared to the specific characteristics of each type of client, comprising call centers, customer service outlets, online service outlets and account managers. All in all, these channels registered 19.8 million consultations in 2008.

In 2008, the CPFL Energia group implemented new programs to improve service quality and strengthen customer relations. Particularly worth mentioning is *Ligado no Cliente*, a program implemented in CPFL Paulista and CPFL Piratininga which aims to ensure outstanding customer relations by continuously improving operational quality and providing services that are specifically geared to the characteristics, interests and expectations of each consumer class. It also includes pre- and after-service activities, the restructuring of online service outlets and the introduction of new customer relations and communications practices. The program will be gradually extended to the other group distributors.

Energy Supply Quality

Energy supply quality is one of the main pillars of the operational efficiency strategy of the group's distributors, who operate in complex and demanding markets. The table below shows the distributors' results according to the main energy supply quality and reliability indicators. The FEC ratio measures the average number of interruptions per consumer per year, while the DEC ratio measures the average duration, in hours, of interruptions per consumer per year. CPFL Piratininga and CPFL Paulista retained their privileged position among the country's major distributors and CPFL Jaguari and CPFL Santa Cruz, both incorporated into the group in recent years, also did very well. Also worth noting is Rio Grande Energia (RGE), whose DEC and FEC ratios decreased by 9.5% and 11.3%, respectively, over 2007, chiefly due to investments in modernization and in predictive and preventive maintenance programs for the electricity system.

DISTRIBUTORS - FEC / DEC - 2008								
Company Indicator	CPFL Piratininga	CPFL Jaguari	CPFL Paulista	CPFL Santa Cruz	CPFL Sul Paulista	CPFL Mococa	CPFL Leste Paulista	RGE
FEC	5.36	5.40	5.87	6.93	7.10	7.25	8.85	9.67
DEC	6.54	7.24	6.85	5.66	8.13	7.66	8.73	15.43

The consolidation of energy supply quality indicators of the group's eight distributors underlines the efforts to improve the quality and reliability of electricity supply to more than 6.4 million customers. The distributor's consolidated FEC ratio fell from 6.92 to 6.54, a 5.5% reduction, while the DEC ratio declined by 5.1%, from 8.84 to 8.39.

Commercial Losses

The group's eight distributors have developed an ongoing operation to combat commercial losses in their respective areas of activity, mainly by monitoring

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP   **Brazilian**
Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: December 31, 2008**

consumption units, verifying and replacing obsolete or damaged meters and conducting educational campaigns. In 2008, these initiatives resulted in the recovery of 416 GWh, equivalent to revenue of R$ 136 million.

Payment Delinquency

The group's distributors have continued to collect debts from delinquent customers. The weighted average delinquency index in this segment came to 1.36%, 7% down on the 1.49% recorded in 2007.

Universality of Service

Markets of CPFL Paulista, CPFL Piratininga, CPFL Santa Cruz, CPFL Jaguari, CPFL Sul Paulista, CPFL Leste Paulista and CPFL Mococa is already universalized. RGE connected 6,154 new customers through the Universalization/Light for All programs, achieving 100% of its universal coverage target.

OPERATING PERFORMANCE IN THE GENERATION SEGMENT

In the generation segment, which is essential for CPFL Energia's business diversification strategy, we concluded construction of the Castro Alves Hydroelectric Plant (130 MW) and the first turbine of the 14 de Julho Hydroelectric Plant (representing 50% of the plant's 100 MW installed capacity) began operations, raising the group's installed capacity to 1,704 MW and assured energy to 862 average-MW. Construction of the 855 MW Foz do Chapecó Hydroelectric Plant moved ahead on schedule. This plant is scheduled to begin operations in the last quarter of 2010, when the group's generation installed capacity should reach 2,202 MW, with assured energy of 1,092 average-MW. The repowering of the Capão Preto and Chibarro small hydroelectric power plants (PCHs) were also concluded.

The turbine availability indices in 2008 were: 95% for the Serra da Mesa Hydroelectric Plant, 96% for the small hydroelectric power plants (PCHs), 92% for the Monte Claro Hydroelectric Plant, 96% for the Barra Grande Hydroelectric Plant, 95% for the Campos Novos Hydroelectric Plant and 91% for the Castro Alves Hydroelectric Plant. The first turbine of the 14 de Julho Hydroelectric Plant began operations in December 2008.

4. Economic-Financial Performance

Management comments on the economic-financial performance and operating results should be read in conjunction with the audited financial statements and explanatory notes.

Operating Revenue

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP   **Brazilian**
Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: December 31, 2008**

Gross operating revenue totaled R$ 14,372 million, 1.2% (R$ 165 million) up on 2007.

The main factors contributing to this improvement were:

i) A 5.5% increase in concession area energy sales;

ii) The 4.77% increase in RGE's second periodic tariff revision provisional index, valid as of April 2008, as mentioned previously in the "Electricity Tariffs and Prices" section;

iii) Realization of the RTE and Free Energy (R$ 295 million) in 2007, which was treated as amortization of parcel A as of January 2008 and consequently booked under deductions from operating revenue, cost of electric power and operating costs and expenses;

iv) A R$ 265 million increase in electric power supply revenue, mainly due to performance of the commercialization companies.

However, these factors were partially offset by the distributors' provisional second tariff revision:

i) CPFL Piratininga (-10.11%), effective as of October 2007;

ii) CPFL Santa Cruz (-7.13%), CPFL Leste Paulista (-1.65%), CPFL Jaguari (-1.58%), CPFL Sul Paulista (-3.57%) and CPFL Mococa (-5.65%), effective as of February 2008;

iii) CPFL Paulista (-13.61%), effective as of April 2008;

iv) The R$ 189 million downturn in other revenue, primarily due to the write-off of free energy in 2007.

Operating Cash Generation — EBITDA

Operating cash generation, measured by EBITDA, totaled R$ 2,808 million in 2008, 16.1% (R$ 537 million) down on 2007, chiefly due to the 19.7% increase in the cost of electric power (R$ 936 million), in turn caused by: (i) the 2.4% upturn in purchased quantity of energy; (ii) price adjustments by the generators; (iii) overcontracting adjustment (R$ 120 million); (iv) the amortization of Parcel A (R$ 163 million); and (v) the booking of the amount to be passed on to CTEEP (R$ 98 million).

This was partially offset by: (i) the 3.1% increase in net revenue (R$ 296 million); and (ii) the 8.2% reduction in operating costs and expenses (R$ 108 million), excluding expenses related to the private pension fund, and depreciation and amortization, reflecting the write-off of free energy (R$ 189 million) in 2007, partially offset by the R$ 75 million increase in personnel expenses.

EBITDA is a non-accounting measurement calculated by Management as the sum of net income, taxes, financial result, depreciation/amortization and private pension fund.

Net Income

CPFL Energia posted a 2008 net income of R$ 1,276 million, 22.2% (R$ 365 million) down on 2007, chiefly due to the 16.1% reduction in EBITDA, partially offset by the 23.0% (R$ 190 million) reduction in income tax and social contribution.

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP   **Brazilian**
Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: December 31, 2008**

Net income per share was R$ 2.66.

Dividends

The Board proposed the payment of R$ 1,208 million in dividends, equivalent to 95% of annual net income, at R$ 2.516469355 per share. As a result, the Company exceeded the minimum payment of 50% of net income defined in the dividend policy.

Excluding the R$ 602 million paid in the first half of 2008, the amount to be effectively paid is R$ 606 million, equivalent to R$ 1.262952547 per share.

Indebtedness

CPFL Energia closed 2008 with indebtedness, comprising financial debt and derivatives (asset/liability), of R$ 6,793 million, growth of 5.7%. The main contributing factors to the variation in indebtedness were:

- CPFL Geração and Generation Projects: funding, net of amortizations (BNDES and other financial institutions), totaling R$ 189 million, with the following highlights:

    (i)   Funding, net of amortizations, obtained by Foz do Chapecó (R$ 113 million) and Ceran (R$ 55 million);

    (i)   Funding, net of amortizations, carried out in compliance with Brazilian Central Bank Resolution 2770 by CPFL Geração, totaling R$ 276 million;

    (ii)   Amortization of the principal of CPFL Geração and Baesa's debentures (R$ 154 million).

- CPFL Energia, CPFL Paulista, CPFL Piratininga and RGE: amortizations, net of funding (BNDES and other financial institutions), totaling R$ 41 million, with the following highlights:

    (i)   RGE's R$ 380 million debenture issue and CPFL Piratininga's R$ 100 million debentures issue, for debt rollover;

    (i)   Amortizations, net of funding, carried out in compliance with Brazilian Central Bank Resolution 2770 by CPFL Energia, CPFL Paulista, CPFL Piratininga and RGE, totaling R$ 199 million;

    (ii)   Amortization of working capital funding by RGE, totaling R$ 175 million;

    (i)   Amortizations, net of funding, of BNDES financing for CPFL Paulista, CPFL Piratininga and RGE, totaling R$ 29 million.

- Foreign exchange variation on foreign-currency debt, net of the variation in the derivative balance, in the amount of R$ 45 million.

For further information on indebtedness, see Explanatory Notes 16 and 17 to the Financial Statements.

5. Investments

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP   Brazilian
Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   Date: December 31, 2008

In line with the group's strategy of expanding its business and increasing its Brazilian electric energy market share, CPFL Energia invested R$ 1,178 million in 2008. Of this total, R$ 875 million went to business expansion, including the construction of hydroelectric plants, the repowering of small hydroelectric power plants, and the expansion and strengthening of the electricity system to keep pace with the substantial growth of the distribution market. We also invested R$ 292 million in improvements to the electricity system, operational logistics, operational support systems and infrastructure in the various business segments. The commercialization and value-added service segment absorbed R$11 million.

Distribution

Investments totaled R$ 665 million, R$ 373 million of which went to expanding and strengthening the electricity system to meet market demand in terms of energy sales and customer numbers recorded by the group's eight distributors. A further R$ 292 million went towards electricity system improvements and maintenance, operational infrastructure, the upgrading of managerial and operational support systems, customer services and research and development programs, among others.

Generation

An investment, in the amount of R$ 502 million, was concentrated on projects under construction: Ceran Complex (Castro Alves and 14 de Julho Hydroelectric Plants), the Foz do Chapecó Hydroelectric Plant and the repowering of the small hydroelectric power plants Capão Preto and Chibarro.

6. Corporate Governance

CPFL Energia's corporate governance model is based on four basic principles – transparency, equity, accountability and corporate responsibility – and is adopted by all the companies in the CPFL Energia group.

CPFL Energia is listed on the Novo Mercado trading segment of the São Paulo Stock Exchange and its Level III ADRs are traded on the New York Stock Exchange. The company's capital stock is composed of common shares only, and ensures tag-along rights equivalent to 100% of the amount paid to the controlling shareholders through a public offer in the case of disposal of control.

The mission of the Company's Board of Directors and Board of Executive Officers is to protect and value CPFL Energia's assets, pursuant to the Bylaws, representing the interests of the shareholders and other agents with whom the Company interacts.

The Board of Directors' duties include defining the overall business guidelines and electing the Board of Executive Officers, among other responsibilities determined by the law and the Company's Bylaws. The Board is composed of one independent member and six members nominated by the controlling shareholders with a one-year

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP   **Brazilian**
Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: December 31, 2008**

term of office, re-election being permitted. It normally meets once a month but may be convened whenever necessary. It also elects a Chairman and Vice-Chairman from among its members and no member may serve on the Board of Executive Officers.

The Board of Directors constituted three permanent committees with officially designated responsibilities to advise it on matters related to management of the business: the Human Resources Committee, Related Parties Committee and Management Processes Committee. Whenever necessary, *ad hoc* commissions are installed to advise the Board on such specific issues as corporate governance, strategies, budgets, energy purchases, new operations and financial policies.

CPFL Energia also maintains a permanent Fiscal Council comprising five members who also carry out the attributes of the Audit Committee, in accordance with the rules of the Securities and Exchange Commission (SEC).

The Fiscal Council members meet on a monthly basis and adopt a minimum calendar of activities, which includes periodic meetings with the internal and external auditors.

The Board of Executive Officers comprises seven executive officers with a two-year term and the possibility of re-election.

The Executive Officers represent the Company and manage its business in accordance with the long-term strategic plan. The Chief Executive Officer is responsible for nominating the other statutory officers. All the officers also occupy executive positions in the subsidiaries, thereby ensuring that their corporate governance practices are in line with those of the holding company.

The names of the members of the Board of Directors, Committees, Fiscal Council and Board of Executive Officers are available on the Company's website at www.cpfl.com.br/ir.

Arbitration Chamber

CPFL Energia is bound to submit all matters of arbitration to the São Paulo Stock Exchange's Market Arbitration Chamber, pursuant to the article 44 of the Company's Bylaws.

2008 Highlights

- Adoption of the Shareholders' Meeting Participation Manual;

- Awarded a corporate governance AA+ rating by Austin Rating;

- Elected as the company with best corporate governance in Latin America by *LatinFinance* Magazine and the consulting firm, Management & Excellence;

- First Brazilian company to receive the Client Leadership Award from the International Finance Corporation (IFC);

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP   **Brazilian**
Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: December 31, 2008**

- Participated as a member of the Companies Circle in the Latin American Corporate Governance Roundtable held by the OECD, the IFC and the World Bank in Mexico City;

- Created the position of Vice-President of Administration;

- Created the Risk Department, subordinate to the CEO.

7. The Stock Market

CPFL Energia's current free float comprises 28.2% of its total capital stock and its shares are traded on the São Paulo Stock Exchange (BM&FBovespa) and the New York Stock Exchange (NYSE).

In 2008, CPFL Energia's shares depreciated by 3.4% on the BM&FBovespa and 25.6% on the NYSE, closing the year at R$ 30.15 per share and US$ 39.07 per ADR, respectively.

Daily traded volume averaged R$ 36 million (R$ 17.2 million of which on the BM&FBovespa and R$ 18.8 million on the NYSE), 10.4% up on 2007. The average number of trades on the BM&FBovespa increased by 24.3%, from 738 per day in 2007, to 918 in 2008.

8. Sustainability and Corporate Responsibility

CPFL Energia has developed a permanent program to manage the impact of its operations on its neighboring communities through the constant management of the economic, environmental and social risks inherent to its businesses. The aim is to create value in a balanced and sustainable manner for all the Company's stakeholders. For further information see www.cpfl.com.br/sustentabilidade.

Ethical Management and Development System

The Ethical Management and Development System comprises a set of management tools designed to diagnose, prevent, monitor, evaluate, reformulate and improve individual and corporate activities in order to ensure that all the Company's interactions with its stakeholders are governed by the highest ethical principles. The initiatives in 2008 included: training seminars for members of the Ethics Committee; Ethics Network training seminars for employees; conclusion of the Ethical Strengths and Weaknesses Report; and the launch of the Ethics Network (*Ética em Rede*) website (www.cpfl.com.br/etica). At the beginning of 2009, we plan to implement the Ethical Management and Development System in CPFL Santa Cruz, CPFL Jaguari, CPFL Sul Paulista, CPFL Leste Paulista and CPFL Mococa.

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP   **Brazilian**
Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: December 31, 2008**

Corporate Excellence Management

CPFL Energia encourages its subsidiaries to adopt an Integrated Management System (SGI) based on the Management Excellence Model® (MEG), of the National Quality Foundation (FNQ). This system standardizes and certifies the main working processes in four areas: Quality Management (ISO 9001), Environmental Management (ISO 14001), Occupational Health and Safety Management (OHSAS 18001) and Social Responsibility Management (SA 8000). System compliance is constantly monitored through periodic audits by external certification agencies. The SGI has already been fully implemented in CPFL Paulista, CPFL Piratininga, CPFL Geração and RGE.

Another annual highlight was the expansion of the Six Sigma Strategy in CPFL Paulista, CPFL Piratininga, CPFL Brasil and CPFL Geração, and the beginning of its implementation in RGE, CPFL Santa Cruz and CPFL Jaguari. This methodology allows us to identify opportunities for improvement and loss reductions in working processes.

In addition, CPFL Paulista, which had been the first energy company to win the National Quality Award in 2005, won the award again in 2008, an unprecedented event in Brazil's power industry. This achievement ratified the five awards it received from the Brazilian Association of Energy Distributors – Abradee, in 2008 (for further information see "Awards and Recognition" section). RGE also won the Golden Trophy awarded by the PGQP – Rio Grande do Sul Quality and Productivity Program.

Customer Relations Management

CPFL Energia group distributors maintain specific programs to ensure that their relations with customers are based on trust and credibility. In order to achieve this, in addition to responding rapidly and effectively to requests and complaints, the companies have developed direct communication initiatives aimed at informing customers of their rights, educating them on the rational and safe use of electricity and making them aware of the customer service access channels, as well as participating in public interest campaigns through messages on electricity bills. All CPFL Energia distributors also maintain Consumer Councils to assess service quality and carry out periodic customer surveys to identify opportunities for improvement.

At the beginning of 2008, CPFL Jaguari was granted the IASC Brasil Award for having the highest customer satisfaction index rating among all Brazil's distributers, according to an ANEEL survey in 2007. In addition, CPFL Paulista won the IASC Award – Southeast Region – 2008 following another ANEEL survey in the current year, with a customer satisfaction rating of 73.76%. CPFL Piratininga (66.52%), RGE (65.97%), CPFL Jaguari (74.41%), CPFL Leste Paulista (73.92%) and CPFL Mococa (78.00%) also came out well in the survey, scoring well above the national average of 62.62%.

Human Resources Management

CPFL Energia closed the year with 7,119 employees (7,176 in 2007) and an average turnover rate of 12.93%. Duration of employment averaged 11 years and the average age of the workforce was 38.

Throughout the year, the group companies maintained differentiated human resources management and training programs, focusing on the development of strategic business skills, leadership succession, increased productivity and occupational health and safety.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

STANDARD FINANCIAL STATEMENTS – DFP   **Brazilian**
Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: December 31, 2008**

The number of training hours per employee averaged 91.8, higher than the benchmark figure of 83 hours per employee defined by Sextante Survey – 2008.

The main highlight was the launch of the CPFL Corporate University, marking a decisive step towards aligning human resources development programs with knowledge management and the consolidation of a solid organizational culture, underpinned by corporate excellence and operational efficiency criteria and the creation of value for the Company's stakeholders. The Corporate University will facilitate the development of those skills that are essential for improving service quality in line with the Company's strategies and objectives.

Community Relations

CPFL Energia's 2008 community development initiatives included:

- **CPFL Cultura:** this program uses artistic and cultural presentations, lectures and debates as a means of disseminating culture and knowledge to help develop the Company's neighboring communities. Admission is free and the contents are made available to the entire country via the internet and programs on TV Cultura, a São Paulo-based television channel. In 2008, activities that used to be limited to Campinas (CPFL Cultura) were extended to other cities, including Ribeirão Preto, Bauru, Sorocaba, Santos, São Paulo and Caxias do Sul. CPFL Cultura's activities are mainly funded by fiscal incentives.

- **CPFL Charity Hospital Revitalization Program:** this initiative is designed to improve the standard of treatment provided by charity hospitals to underprivileged members of the population in CPFL's operational areas. The program also offers management techniques and technology based on the Management Excellence Model (MEG), developed by the National Quality Foundation (FNQ) to hospital administrators and employees and encourages the creation of hospital networks, social mobilization, and volunteer work, as well as developing energy efficiency projects. In 2008, the Program was extended to 90 hospitals in 81 municipalities in the Araraquara, Araçatuba, Piraju, Baixada Santista, Bauru, Ribeirão Preto and Sorocaba regions.

- **Municipal Council for Children's and Teenager's Rights (CMDCA) Support Program:** In 2008, CPFL Energia companies donated around R$ 2.5 million to 226 projects run by children and teenager care organizations in 126 municipalities. The donations were funded by fiscal incentives, in accordance with the law.

Influence and Leadership in the Value Chain

Since 2003, CPFL has been running the Value Network Program, a forum for the Company's suppliers aimed at encouraging and disseminating sustainable development in the supply chain. The 7th Suppliers Meeting was held in 2008, as were eight smaller meetings, giving important CPFL suppliers an opportunity to disseminate the concept to their fellow-suppliers.

The Company also held the second edition of the CPFL Added Value Award, designed to encourage the adoption of best corporate practices by recognizing the most outstanding companies among the group's suppliers. This year saw the inclusion of the

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

STANDARD FINANCIAL STATEMENTS – DFP   **Brazilian**
Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: December 31, 2008**

service provider category, which is evaluated on a monthly basis by the operational areas.

The Company also continued with the Tear Program, developed in association with the Multilateral Investment Fund (Fumin), from the IDB, and the Ethos Institute, also aimed at disseminating good sustainability practices in the business chain, including suppliers and customers. CPFL is an anchor-company of the Program in the energy sector. In 2008, the 3rd National Seminar, 4th Regional Seminar and eight other local meetings with 200 participants were held involving supplier and customer representatives.

Corporate Commitments

CPFL Energia is a signatory to the following commitments: the Global Compact; Clean Company - Pact for Integrity and Against Corruption; the Millennium Development Goals; On the Right Track – Corporate Pact against the Sexual Exploitation of Children and Teenager on Roadways; and the Abrinq Foundation's Child Friendly Program.

In 2008, CPFL Energia signed up to Caring for Climate, a voluntary action platform linked to the UN's Global Compact aimed at combating climate change.

The Company was invited to the 1st Caring for Climate meeting held by the UN in Geneva, where it presented its programs and initiatives for mitigating the impact of global warming.

CPFL Energia also took over the coordination of the Human Rights Commission and promoted the 1st Meeting of the Environment Commission, both of which are part of the Global Compact.

Management of Environmental Impacts – Sustainable Energy Projects

All the CPFL Energia group companies maintain projects to maximize the efficient use of energy and mitigate the socio-environmental impact of their activities, thereby contributing to sustainable development and reducing the emission of greenhouse gases.

Energy Generation:

Small Hydroelectric Power Plants - PCHs

- **Clean Development Mechanism – CDM/ Small Hydroelectric Power Plants Repowering Program:** aimed at increasing installed capacity without expanding flooded areas, CPFL Energia developed a CDM project involving six PCHs, which permitted the trading of CO_2e Emissions Reduction Certificates (CERs). In 2008, 37,583 CERs were sold for the period between 2003 and 2007, generating gross revenue of €507,000.

- **Control of Aquatic Plants:** developed for the reservoir of the Americana Hydroelectric Plant and resulting in the removal of 27,860 m³ of material in 2008 (equivalent to 44.2 hectares).

- **Environmental Education:** the School Nature Boat Association Project, sponsored by CPFL, attracted over 48,000 visitors during the year.

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP   **Brazilian**
Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: December 31, 2008**

- **Fisheries Conservation Program:** 270,000 curimbatá and lambaris fish spawn were released into the rivers and reservoirs of the hydrographic basins in the Company's operational areas.

Cia Energética Rio das Antas-Ceran (Monte Claro, Castro Alves and 14 de Julho Hydroelectric Plants)

- **Clean Development Mechanism – CDM/ Cia. Energética Rio das Antas-Ceran**: in the world's first carbon credit trade from a run-of-river plant, CPFL sold 254,000 CERs from the output of the Monte Carlo Hydroelectric Plant between 2005 and 2007, generating gross revenue of €3.7 million. Ceran also obtained operational licenses for the Castro Alves and 14 de Julho Hydroelectric Plants.

Baesa – Energética Barra Grande (Barra Grande Hydroelectric Plant)

- **Socio-environmental programs**: Baesa continued with its program for improving and adapting infrastructure in municipalities within the plant's sphere of influence, inaugurating a series of community benefits. The company also acquired 1,500 ha of land in the São Joaquim National Park related to environmental compensation.

Enercan – Campos Novos Energia (Campos Novos Hydroelectric Plant)

- **Socio-environmental Programs**: In 2008, Enercan continued with the Rural Development Fund, financing agribusiness collectives in four municipalities within the plant's sphere of influence. The Fund has already received its first repayments, enabling it to finance new projects.

Foz do Chapecó Energia (Foz do Chapecó Hydroelectric Plant)

- Foz do Chapecó Energia initiated the New Route Program, designed to create jobs and income for families that are not part of the company's resettlement programs, but who are connected in some way to the properties affected by the undertaking. Nine centers were created in order to maintain close relations with the affected population, where families have easy access to information on the project and where they can register complaints and resolve problems regarding their individual situations.

Serra da Mesa Hydroelectric Plant

- Two horticulture and aquaculture projects were initiated in the municipality of Minaçu, by the North and Northeast Goiás Development Fund, a joint initiative involving the IDB, the Ministry of Mines and Energy, Furnas, Tractebel Energia and the Brazilian Small Business Support Service (Sebrae/GO).

Energy Distribution:

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP   **Brazilian**
Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: December 31, 2008**

CPFL Paulista and CPFL Piratininga

- **R&D Projects that generate environmental benefits by eliminating, reducing or treating waste, saving energy and increasing energy efficiency.**

    - CPFL Paulista and CPFL Piratininga continued with their Energy Network and Vegetation project and their Gasifier project to generate electric power from various types of biomass residue.

    - CPFL Piratininga acquired a further 250 Green Transformer® units for installation in its distribution network. The advantages of this type of transformer include the reduced environment impact of its insulating oil and the longer working life of the equipment.

- **Urban Tree Planting Program:** approximately 90,000 seedlings were donated to the surrounding municipalities.

- **Maintenance of ISO 14001:04 Environmental Certification:** the certification was granted to both distributors for the scope "Co-existence of the Urban Electric Energy Distribution Grid and the Environment".

- **Reverse Supply Chain:** an ongoing project that permits the re-use of obsolete materials and equipment from the distribution and transmission networks.

- **The distributors also maintained their Selective Garbage Collection and Hazardous Waste Management and Disposal programs.**

CPFL Sul Paulista and CPFL Jaguari

- **Urban Tree Planting Program:** approximately 1,000 seedlings were donated to the surrounding municipalities.

Rio Grande Energia

- **ISO 14.001 Certification:** the company not only maintained its distribution network certification, but also obtained expansion in the scope of energy sub transmission, receiving certification for 16 substations and 14 transmission lines.

- **Transformer Storage Improvement Program:** created to improve the areas where distribution transformers are stored, allowing greater control over equipment oil leakage.

- **Riverbank Revitalization Project**: in association with other companies, the company donated materials for the construction of fences and the planting of seedlings alongside rivers, leading to the recovery of 924,000 m² of degraded areas. This project has been in place since 2006 and has already helped to recover an area of 3,214,000 m².

- **Substation Program:** In 2008 three substations received systems to control oil spillage comprising special concrete containers to retain any accidental leakage.

Recognition and Awards

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP   **Brazilian**
Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: December 31, 2008**

CPFL Energia group companies received numerous awards in recognition of their performance in the management, operational and service quality areas, including:

CPFL ENERGIA

- **Client Leadership Award 2008 – International Finance Corporation (IFC) –** for Innovation, Social Commitment and Operational Excellence.

- **Best Corporate Governance Company in Latin America**, from *Latin Finance* Magazine and the consulting firm, Management & Excellence*.*

- **Carta Capital 2008/TNS InterScience –** Most admired company in Brazil in the "Electric Power Supplier" category.

- *Guia Exame* **of Sustainability 2008 –** Model Company for the sixth year.

- *Guia Exame/Você SA* **– Best Companies to Work For** – Best company in the Strategy and Management category, for the seventh year.

- **2008 Annual Balance –** *Gazeta Mercantil* **–** Best company in the electric power sector.

- **Expo Money Awards 2008 –** Honorable Mention **-** Respect for the Individual Investor.

- **Gestão & RH Editora –** Among the 100 Companies with the Best Organizational Human Development Index (IDHO) and singled out for Sustainability and Corporate Government Practices.

- **Brazil Intangibles Award –** *Presença Internacional do Brasil* **Magazine – PIB 2008 –** Asset Corporate Governance Category.

- **Master Sugarcane Brazil Award – 2008 – Grupo Procana -** Brand Breakthrough 2008 category | Management and Sales in Services category.

- **13th National Quality of Life Award (PNQV) – Brazilian Quality of Life Association (ABQV) –** Innovation category – Quality of Life Portal.

DISTRIBUTORS

- **CPFL Paulista**

    - **National Quality Award® – PNQ 2008, from the National Quality Foundation (FNQ)**

    - **Abradee 2008 Awards – Brazilian Association of Electric Power Distributors:**

        - Best Distribution Company in Brazil;

        - Management Quality – National;

        - Economic-Financial Management – National;

        - Operational Management – National;

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP   **Brazilian**
Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: December 31, 2008**

- Social Responsibility – National.

    o **IASC 2008 Award from the National Electricity Agency - ANEEL**

        - Best Electric Power Distributor – Southeast Region – more than 400,000 consumption units.

    o **Eloy Chaves Medal for Work Safety** – Silver Trophy – Electric Power Distributors with over 2000 employees category – evaluated by the Brazilian Electricity Concessionaries Association (ABCE).

    o **18th FGV Corporate Excellence Award** – Highest ROE in 2007.

    o **2008 Electricity Award – *Eletricidade Moderna* Magazine:**

        - Best Electric Power Distributor in Brazil – National - State Companies;

        – Widest State Coverage;

        - Best Operating Performance – National;

        - Best Electric Power Distributor – Southeast Region.

- **RGE**

    o **Rio Grande do Sul Quality and Productivity Program Award 2008** – Gold Trophy.

    o **Ecology Expression Award** – *Expressão* Magazine – Recovery of Degraded Areas and Pollution Control categories – Private Sector.

    o **2008 Electricity Award – *Eletricidade Moderna* Magazine:**

        – Best Commercial Performance – National;

        – Best Evolution – South Region.

- **CPFL Santa Cruz**

    o **Eloy Chaves Medal for Work Safety –** Gold Trophy – Electric Power Distributors with between 501 and 2000 employees – evaluated by the ABCE.

    o **Brazilian Safety Agency (ABS) Award –** for Occupational Health and Safety and Top Management Award in the Bronze category.

- **CPFL Jaguari**

    o **Eloy Chaves Medal for Work Safety** – Bronze Trophy – Electric Power Distributors with up to 500 employees – evaluated by the ABCE.

    o **Brazilian Safety Agency (ABS) Award –** for Occupational Health and Safety.

    o **2008 Electricity Award – *Eletricidade Moderna* Magazine:**

        – Best Electric Power Distributor – National – Small companies, with less than 40,000 consumers.

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP   **Brazilian**
Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: December 31, 2008**

- **CPFL Leste Paulista**

  o **Brazilian Safety Agency (ABS) Award –** for Occupational Health and Safety.

  o **2008 Electricity Award –** *Eletricidade Moderna* **Magazine:**

    – Best Performance in Engineering – Medium-sized companies, with more than 40,000 consumers.

- **CPFL Sul Paulista**

  o **Brazilian Safety Agency (ABS) Award –** for Occupational Health and Safety.

- **CPFL Mococa**

  o **Brazilian Safety Agency (ABS) Award –** for Occupational Health and Safety.

  o **2008 Electricity Award –** *Eletricidade Moderna* **Magazine:**

    – Best Performance in Engineering – National – Small Companies, with less than 40,000 consumers.

GENERATORS

- **CPFL Geração**

  o **Brazilian Safety Agency (ABS) Award –** for Occupational Health and Safety and Top Management Award in the Silver category.

  o **Coge Foundation Award** – for Environmental Actions – Environmental Management of the Americana Reservoir.

- **Enercan (Campos Novos Energia)**

    – **Coge Foundation Award**

      – Occupational Health and Safety Management category – Safe Community Program.

      – Social Responsibility Activities category – Rural Development Fund Program.

- **Baesa (Energética Barra Grande)**

  o **2008 Child Friendly Corporate Award –** Respect for Children and Teenagers.

  o **Excellence in Sustainable Management 2008 –** Corporate Management and Sustainability.

  o **2008 Fritz Müller Award – Environment Foundation – State of Santa Catarina**

    - Baesa Sustainability Program.

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP   Brazilian
Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   Date: December 31, 2008

- Citizen Company Award – Santa Catarina, for the 2nd consecutive year.
  o **2008 Sesi Work Quality Award –** Corporate Management and Social Responsibility.

COMMERCIALIZATION COMPANIES

- **CPFL Brasil**
  - o **18th FGV Corporate Excellence Award –** Highest ROA in 2007.
- **CPFL Serviços**
  - o **Excellent Performance during the 2008 Stoppage – São Paulo State Pulp and Paper Consortium (Concapel) -** Best Services Rendered.

HIGHLIGHTS

- **2008 Executive Value Award** – *Valor Econômico* Newspaper.
- **Ibef 2008 Award.**
- **"The 10 most Admired Human Resources Areas - Brazil 2008" Award.**
- **11th Top of Mind in Human Resources 2008.**

9. Independent Auditors

KPMG Auditores Independentes were hired by CPFL Energia to provide external auditing services relative to the examination of the Company's financial statements. In accordance with CVM Instruction 381/03, we hereby declare that this firm did not provide any non-auditing-related services whose fees were more than 5% of its total auditing fees.

10. Closing Acknowledgements

CPFL Energia's Management would like to thank its shareholders, clients, suppliers and surrounding communities for the trust they have placed in the Company throughout

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP   **Brazilian**
Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: December 31, 2008**

2008. We would like to offer a special thank you to our employees for their skill, diligence and commitment to achieving the established objectives and targets.

Management

For further information on the performance of this or any other CPFL group company, please visit our website at www.cpfl.com.br/ir.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

STANDARD FINANCIAL STATEMENTS – DFP   **Brazilian**
Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: December 31, 2008**

Annual Social Report / 2008 (*)



Company: CPFL ENERGIA S.A.

1 - Basis for Calculation	2008 Value (R$ 000)			2007 Value (R$ 000)		
Net Revenues (NR)			9,705,808			9,409,535
Operating Result (OR)			1,921,699			2,472,409
Gross Payroll (GP)			444,446			392,246

2 - Internal Social Indicators	Value (000)	% of GP	% of NR	Value (000)	% of GP	% of NR
Food	35,371	7.96%	0.36%	30,228	7.70%	0.31%
Mandatory payroll taxes	117,929	26.53%	1.22%	104,345	26.60%	1.11%
Private pension plan	25,159	5.66%	0.26%	21,640	5.52%	0.23%
Health	29,593	6.66%	0.30%	25,284	6.45%	0.27%
Occupational safety and health	2,964	0.67%	0.03%	3,025	0.77%	0.03%
Education	2,157	0.49%	0.02%	2,523	0.64%	0.03%
Culture	0	0.00%	0.00%	0	0.00%	0.00%
Trainning and professional development	9,333	2.10%	0.10%	7,712	1.97%	0.08%
Day-care / allowance	958	0.22%	0.01%	778	0.20%	0.01%
Profit / income sharing	34,091	7.67%	0.35%	28,073	7.16%	0.30%
Others	6,020	1.35%	0.06%	6,288	1.60%	0.07%
Total - internal social indicators	**263,574**	**59.30%**	**2.72%**	**229,896**	**58.61%**	**2.44%**

3 - External Social Indicators	Value (000)	% of OR	% of NR	Value (000)	% of OR	% of NR
Education	1,870	0.10%	0.02%	12	0.00%	0.00%
Culture	10,847	0.56%	0.11%	13,949	0.56%	0.15%
Health and sanitation	982	0.05%	0.01%	686	0.03%	0.01%
Sport	1,213	0.06%	0.01%	10	0.00%	0.00%
War on hunger and malnutrition	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Others	2,420	0.13%	0.02%	2,293	0.09%	0.02%
Total contributions to society	**17,332**	**0.90%**	**0.18%**	**16,950**	**0.69%**	**0.18%**
Taxes (excluding payroll taxes)	4,598,530	239.30%	47.38%	5,009,472	202.62%	53.24%
Total - external social indicators	**4,615,862**	**240.20%**	**47.56%**	**5,026,422**	**203.30%**	**53.42%**

4 - Environmental Indicators	Value (000)	% of OR	% of NR	Value (000)	% of OR	% of NR
Investments relalated to company production / operation	126,362	6.58%	1.30%	50,524	2.04%	0.54%
Investments in external programs and/or projects	44,425	2.31%	0.46%	12,150	0.49%	0.13%
Total environmental investments	**170,787**	**8.89%**	**1.76%**	**62,674**	**2.53%**	**0.67%**

Regarding the establishment of "annual targets" to minimize residues, the consumption in production / operation and increase efficiency in the use of natural resources, the company	( ) do not have targets ( ) fulfill from 51 to 75% ( ) fulfill from 0 to 50% (X) fulfill from 76 to 100%	( ) do not have targets ( ) fulfill from 51 to 75% ( ) fulfill from 0 to 50% (X) fulfill from 76 to 100%

5 - Staff Indicators	2008	2007
Nº of employees at the end of period	7,119	7,176
Nº of employees hired during the period	944	820
Nº of outsourced employees	4,730	5,414
Nº of interns	185	158
Nº of employees above 45 years age	1,661	1,838
Nº of women working at the company	1,208	1,172
% of management position occupied by women	10.14%	8.67%
Nº of Afro-Brazilian employees working at the company	678	554
% of management position occupied by Afro-Brazilian employees	0.61%	1.02%
Nº of employees with disabilities	298	196

6 - Relevant information regarding the exercise of corporate citizenship	2008			2007 Targets		
Ratio of the highest to the lowest compensation at company	80.09			80.67		
Total number of work-related accidents	76			90		
Social and environmental projects developed by the company were decided upon by:	( ) directors	(X) directors and managers	( ) all employees	( ) directors	(X) directors and managers	( ) all employees
Health and safety standards at the workplace were decided upon by:	( ) directors and managers	( ) all employees	(X) all + Cipa	( ) directors and managers	( ) all employees	(X) all + Cipa
Regarding the liberty to join a union, the right to a collective negotiation and the internal representation of the employees, the	( ) does not get involved	( ) follows the OIT rules	(X) motivates and follows OIT	( ) does not get involved	( ) follows the OIT rules	(X) motivates and follows OIT
The private pension plan contemplates:	( ) directors	( ) directors and managers	(X) all employees	( ) directors	( ) directors and managers	(X) all employees
The profit / income sharing contemplates:	( ) directors	( ) directors and managers	(X) all employees	( ) directors	( ) directors and managers	(X) all employees
In the selection of suppliers, the same ethical standards and social / environmental responsibilities adopted by the company:	( ) are not considered	( ) are suggested	(X) are required	( ) are not considered	( ) are suggested	(X) are required
Regarding the participation of employees in voluntary work programs, the company:	( ) does not get involved	( ) supports	(X) organizes and motivates	( ) does not get involved	( ) supports	(X) organizes and motivates
Total number of customer complaints and criticisms:	in the company 857,013	in Procon 1,888	in the Courts 2,127	in the company 783,288	in Procon 1,838	in the Courts 2,459
% of complaints and criticisms attended to or resolved:	in the company 100%	in Procon 100%	in the Courts 56.93%	in the company 100%	in Procon 100%	in the Courts 45.42%
Total value-added to distribute (R$ 000):	In 2008: 7,381,858			In 2007: 8,001,533		
Value-Added Distribution (VAD):	64.44% government 5.64% employees 16.36% shareholders 12.64% third parties 0.92% retained			65.39% government 4.91% employees 19.51% shareholders 9.20% third parties 0.99% retained		

7 - Other Information

6 - Significant information on the exercising of corporate citizenship

The Company performed adjustments in Value-Added Distribution (VAD) in 2007 in order to attend the Law 11,638/07 (Revenue related to the Construction of Own Assets)

Consolidated informations

In the financial items were utilized the percentage of stock paticipation. For the other information, as number of employees and legal lawsuits, the informations were available in full numbers.

Responsible: Antônio Carlos Bassalo, phone: 55-19-3756-8018, bassalo@cpfl.com.br

(*) Information not examined by the independent auditors

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP   **Brazilian**
Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: December 31, 2008**

CPFL ENERGIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED ON DECEMBER 31, 2008 AND 2007

(Amounts stated in thousands of Brazilian reais, except where otherwise indicated)

(1)   OPERATIONS

CPFL Energia S.A. ("CPFL Energia" or "Company") is a publicly quoted corporation incorporated for the principal purpose of acting as a holding company, participating in the capital of other companies primarily dedicated to electric energy distribution, generation and sales activities.

The Company has direct and indirect interests in the following operational subsidiaries (information on the concession area, number of consumers, energy production capacity and associated data not examined by the independent auditors):

1.1 – Distribution activities

Direct interests:

Companhia Paulista de Força e Luz

Companhia Paulista de Força e Luz ("CPFL Paulista") is a publicly quoted corporation, public electric energy service concessionaire, operating principally in the distribution of energy to 234 municipalities in the interior of São Paulo State, serving approximately 3.5 million consumers. Among the main municipalities are Campinas, Ribeirão Preto, Bauru and São José do Rio Preto. Its concession term ends in 2027, and may be extended for a further 30-year period. The Company holds 100% of the total capital of CPFL Paulista.

Companhia Piratininga de Força e Luz

Companhia Piratininga de Força e Luz ("CPFL Piratininga") is a publicly quoted corporation, public electric energy service concessionaire, operating principally in the distribution of energy to 27 municipalities in the interior and coastal areas of São Paulo State, serving approximately 1.4 million consumers. The main municipalities include Santos, Sorocaba and Jundiaí. Its concession term ends in 2028, and may be extended for a further 30-year period. The Company holds 100% of the total capital of CPFL Piratininga.

Companhia Luz e Força Santa Cruz

Companhia Luz e Força Santa Cruz ("CPFL Santa Cruz") is a private corporation and public electric energy service concessionaire, which operates mainly in energy distribution to 24 municipalities located in the State of São Paulo, in the Central-Sorocabana region, and in 3 municipalities in the north of the State of Paraná, serving approximately 174 thousand consumers. The main municipalities include Ourinhos, Avaré and Santa Cruz do Rio Pardo. Its concession term ends in 2015, and may be extended for a further 20 years. The Company holds 99.99% of the total capital of CPFL Santa Cruz.

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP   **Brazilian**
Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: December 31, 2008**

Rio Grande Energia S.A.

Rio Grande Energia S.A. ("RGE") is a publicly quoted corporation and public electric energy service concessionaire, operating principally in the distribution of energy in the northern and northeastern regions of the State of Rio Grande do Sul, serving 262 municipalities and approximately 1.2 million consumers. The main municipalities include Passo Fundo and Caxias do Sul.

Its concession term ends in 2027, which may be extended for a further 30 years. The Company directly holds 100% of the capital of RGE.

Indirect interests:

Companhia Paulista de Energia Elétrica

Companhia Paulista de Energia Elétrica ("CPFL Leste Paulista") is a private corporation and public electric energy service concessionaire, which distributes energy to 7 municipalities: São José do Rio Pardo, Casa Branca, Caconde, Divinolândia, Itobi, São Sebastião da Grama and Tapiratiba, located in the State of São Paulo, serving approximately 49 thousand consumers. Its concession term ends in 2015, and may be extended for a further 20 years. The subsidiary CPFL Jaguariúna holds 96.56% of the capital of CPFL Leste Paulista.

Companhia Jaguari de Energia

Companhia Jaguari de Energia ("CPFL Jaguari") is a private corporation and public electric energy service concessionaire, which distributes energy to 2 municipalities: Jaguariúna and Pedreira, located in the State of São Paulo, serving approximately 31 thousand consumers. Its concession term ends in 2015, and may be extended for a further 20 years. The subsidiary CPFL Jaguariúna holds 90.15% of the capital of CPFL Jaguari.

Companhia Sul Paulista de Energia

Companhia Sul Paulista de Energia ("CPFL Sul Paulista") is a private corporation and public electric energy service concessionaire, which distributes energy to 5 municipalities: Itapetininga, São Miguel Arcanjo, Sarapuí, Guareí and Alambari, located in the State of São Paulo, serving approximately 68 thousand consumers. Its concession term ends in 2015, and may be extended for a further 20 years. The subsidiary CPFL Jaguariúna holds 87.80% of the capital of CPFL Sul Paulista.

Companhia Luz e Força Mococa

Companhia Luz e Força Mococa ("CPFL Mococa") is a private corporation and public electric energy service concessionaire, operating mainly in distribution of energy to the municipality of Mococa, in the State of São Paulo and 3 municipalities in the State of Minas Gerais: Arceburgo, Itamogi and Monte Santo de Minas, serving approximately 40 thousand consumers. Its concession term ends in 2015, and may be extended for a further 20 years. The subsidiary CPFL Jaguariúna holds 89.75% of the capital of CPFL Mococa.

1.2 – Generation activities

Direct interests:

CPFL Geração de Energia S.A.

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP   **Brazilian**
Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: December 31, 2008**

CPFL Geração de Energia S.A. ("CPFL Geração") is a publicly quoted corporation, operating in the energy generation business as a public utilities concessionaire and participating in the capital of other companies. It owns 19 small hydropower plants ("PCHs") and 1 thermal power plant, with total installed capacity of 118.6 MW and 36 MW, respectively, all located in the State of São Paulo. Its concession term ends in 2027 and may be extended for a further 30 years. It also has an interest in the Serra da Mesa Hydropower Plant, located on the Tocantins River in the State of Goiás. The concession and operation of the Hydropower plant belong to Furnas Centrais Elétricas S.A. ("FURNAS"). These assets were leased to FURNAS under an agreement with a term of 30 years, starting in 1998, which assured CPFL Geração of a share of 51.54% of the installed capacity of 1,275 MW (657 MW) and average assured power of 671 MW (average of 345.8 MW). CPFL Geração also holds the concession and the related assets of the Ponte do Silva small hydropower plant (PCH), with total power of 125 kW, located on the São Luiz River, in the State of Minas Gerais, granted in October 1989 for a 30 year term. The Company holds 100% of the capital of CPFL Geração.

Indirect interests:

CPFL Sul Centrais Elétricas Ltda.

CPFL Sul Centrais Elétricas Ltda. ("CPFL Sul Centrais Elétricas") is a limited liability company and owns four PCHs, in the State of Rio Grande do Sul. The total power of the PCHs is 2.65 MW, with average assured energy of 2.45 MW. The subsidiary CPFL Geração holds 100% of CPFL Sul Centrais Elétricas' capital.

BAESA - Energética Barra Grande S.A. (jointly-controlled)

BAESA – Energética Barra Grande S.A. ("BAESA") is a publicly quoted corporation, whose objective is to construct, operate and exploit the Barra Grande Hydropower Plant (located on the Pelotas River, on the borders of the States of Santa Catarina and Rio Grande do Sul), with a planned installed capacity, established in the concession contract, of 690 MW. The three generator units, each with a capacity of 230 MW, started commercial operations in November 2005, February and May 2006. Its concession term ends in 2036, and may be extended in accordance with the conditions established by the Granting Authority. The subsidiary CPFL Geração holds 25.01% of BAESA's capital.

Campos Novos Energia S.A. (jointly-controlled)

Campos Novos Energia S.A. ("ENERCAN") is a private corporation whose objective is to construct, operate and exploit the Campos Novos Hydropower Plant, (located on the Canoas River in the State of Santa Catarina), with planned installed capacity, established in the concession contract, of 880 MW. Commercial operations started in 2007, 2 turbines started operating in February and the last turbine started operating in May. Its concession term ends in 2035, and may be extended in accordance with the conditions established by the Granting Authority. The subsidiary CPFL Geração holds 48.72% of ENERCAN's total capital.

CERAN - Companhia Energética Rio das Antas S.A. (jointly-controlled)

The objective of CERAN - Companhia Energética Rio das Antas ("CERAN"), a private corporation, is to implement and operate the Monte Claro, Castro Alves and 14 de Julho Hydropower Plants (located on the State of Rio Grande do Sul) with planned installed capacity of 360 MW. The Monte Claro Hydropower Plant started operating in December 2004, the Castro Alves plant in March 2008 and 14 de Julho plant in December 2008. The concession terminates in 2036, and may be

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP   **Brazilian**
Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: December 31, 2008**

extended depending on the conditions established by the Granting Authority. The subsidiary CPFL Geração holds 65.00% of CERAN's capital.

Paulista Lajeado Energia S.A.

The objective of Paulista Lajeado Energia S.A. ("Paulista Lajeado"), a private corporation, is the generation and sale of electric energy. Paulista Lajeado holds 6.93% of the shared concession for the Luis Eduardo Magalhães Hydropower Plant – Lajeado, which has an installed capacity of 902.5 MW. Paulista Lajeado also has a 5.91% share in the total capital of Investco S.A. ("Investco"), which holds the assets of the Hydropower Plant. These assets were leased to the controlling shareholders under a lease agreement in proportion with their participations in the consortium, entitling them to the respective portions of the plant's assured energy. The portion relating to Paulista Lajeado's share of the plant's assured energy (6.93%) is negotiated with the subsidiaries CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari and CPFL Mococa. Paulista Lajeado's concession term ends in 2032, and may be extended in accordance with the conditions established by the Granting Authority. The subsidiary Jaguari Geração holds 59.93% of the capital of Paulista Lajeado.

Subsidiaries in development

The subsidiary CPFL Geração holds interests in new generating ventures, the total assured energy of which will be available by 2010, increasing its installed capacity, in proportion to its participation, to 2,115 MW. This capacity, together with the installed capacity of the subsidiaries of CPFL Jaguariúna will provide a total consolidated installed capacity of 2,202 MW. These projects are:

Foz do Chapecó Energia S.A. (jointly-controlled)

The objective of Foz do Chapecó Energia S.A. ("Foz do Chapecó"), a private corporation, is to construct, operate and exploit the Foz do Chapecó Hydropower Plant (located on the Uruguay River on the border of the States of Santa Catarina and Rio Grande do Sul), with planned installed capacity, established in the concession contract, of 855 MW. Construction work started in 2006 and commercial operations are scheduled to start in 2010. Its concession term ends in 2036, and may be extended in accordance with the conditions established by the Granting Authority. The subsidiary CPFL Geração holds 51.00% of the capital of Foz do Chapecó.

CPFL Bioenergia S.A.

The main objective of CPFL Bioenergia S.A. ("CPFL Bioenergia"), previously Makelele Participações S.A. ("Makelele"), a private corporation, is the thermal and steam generation of electric energy using co-generation plants powered by sugarcane waste and straw. On August 15, 2008, CPFL Bioenergia signed a partnership agreement with Baldin Bioenergia for the construction of a 45 MW Thermo-Electric plant powered by sugarcane waste in Pirassununga, in the State of São Paulo. Investment of around R$ 100 million is planned for the project and it is scheduled to start operating in April 2010. CPFL Geração holds 100% of CPFL Bionergia's capital.

1.3 – Commercialization and service activities

Direct interest:

CPFL Comercialização Brasil S.A.

CPFL Comercialização Brasil S.A. ("CPFL Brasil") is a private corporation, and its main objective is to sell energy, provide associated services, linked with or necessary for the sale of energy, and

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP   **Brazilian**
Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: December 31, 2008**

strategic, institutional and financial advisory services for buyers and sellers of electric energy and organizations operating in the national and international energy sector. CPFL Brasil is authorized by ANEEL to act as an electric energy retail agent in the ambit of the Electric Energy Trading Chamber ("CCEE"). The Company holds 100% of CPFL Brasil's capital.

Indirect interests:

Clion Assessoria e Comercialização de Energia Elétrica Ltda.

Clion Assessoria e Comercialização de Energia Elétrica Ltda ("CPFL Meridional") is a limited liability company, in order to sell and provide consultancy services in the electric energy field. It is authorized by ANEEL to act as an electric energy retail agent in the ambit of the CCEE. The subsidiary CPFL Brasil holds 100% of the capital of CPFL Meridional.

CPFL Comercialização Cone Sul S.A.

CPFL Comercialização Cone Sul S.A. ("CPFL Cone Sul") is a private corporation, and its objective is to sell energy. It is authorized to act as electric energy retail agent in the ambit of the CCEE. The subsidiary CPFL Brasil holds 100% of the capital of CPFL Cone Sul.

Sul Geradora Participações S.A.

Sul Geradora Participações S.A. ("Sul Geradora") is a private corporation with the main purpose of participating in the capital of other companies as a shareholder, quota-holder or in any other capacity. The subsidiary CPFL Brasil holds 99.95% of the capital of Sul Geradora.

CPFL Planalto Ltda.

The objective of CPFL Planalto Ltda ("CPFL Planalto"), a limited liability company, is to sell energy. It is authorized to act as an electric energy retail agent in the ambit of the CCEE. The subsidiary CPFL Jaguariúna holds 100% of CPFL Planalto's capital.

CPFL Serviços, Equipamentos, Indústria e Comércio S.A.

The main objective of CPFL Serviços, Equipamentos, Indústria e Comércio S.A ("CPFL Serviços"), a private corporation, is the manufacture, commercialization, rental and maintenance of electrical and hydraulic equipment in general, and providing maintenance, electrical installation and other services. The subsidiary CPFL Jaguariúna holds 89.81% of the capital of CPFL Serviços.

CPFL Atende Centro de Contatos e Atendimento Ltda.

CPFL Atende Centro de Contatos e Atendimento Ltda ("CPFL Atende"), is a Brazilian limited liability company and its objective is to provide call center services in general, especially consumer services, receiving and answering calls from customers, using operators and electronic answering - ARU. The initial objective is to provide services to group companies, and subsequently to other companies. The Company holds 100% of CPFL Atende's capital.

1.4 –Other Participation Companies

Perácio Participações S.A.

The objective of Perácio Participações S.A. ("Perácio"), a private corporation, is participation in other companies. It currently owns 100% of the capital of CPFL Jaguariúna. The Company holds 100% of Perácio's capital.

Chumpitaz Participações S.A.

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP   **Brazilian**
Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: December 31, 2008**

The objective of Chumpitaz Participações S.A. ("Chumpitaz"), a private corporation, is participation in other companies, besides it doesn't have any participation at this moment. The Company holds 100% of Chumpitaz's capital.

CPFL Jaguariúna S.A.

CPFL Jaguariúna S.A. ("CPFL Jaguariúna") is a private corporation and was set up with the main objective of acting as a holding company, and holds direct and indirect shares in public utilities companies that provide generation, distribution and sale of electric energy services. Perácio holds 100% of CPFL Jaguariúna's capital.

Companhia Jaguari de Geração de Energia

Companhia Jaguari de Geração de Energia ("Jaguari Geração") is a private corporation and was set up to operate in the generation, distribution and sale of electric energy. Jaguari Geração currently holds 59.93% of the capital of Paulista Lajeado. The subsidiary CPFL Jaguariúna holds 90.15% of the capital of Jaguari Geração.

(2) PRESENTATION OF THE FINANCIAL STATEMENTS

The individual (Parent Company) and consolidated financial statements were prepared in accordance with (i) generally accepted accounting principles in Brazil, having fully complied with all the concepts introduced by Law nº 11,63811,638/07 and Provisional Measure nº 449/08, (ii) the Accounting Manual of the Public Electric Energy Service, (iii) the regulations laid down by ANEEL, and (iv) based on the guidelines provided by the Brazilian Committee on Accounting Pronouncements (Comitê de Pronunciamentos Contábeis - CPC) and approved by the Brazilian Securities Commission (Comissão de Valores Mobiliários - CVM).

The conclusion of the financial statements was approved by the management on February 3, 2009.

2.1 Initial compliance with Law nº 11,638/07 and Provisional Measure nº 449/08

Law nº 11,638 was enacted on December 28, 2007, amending, revoking and adding to the provisions of Brazilian Corporate Law (Law nº 6.404/76), relating to the preparation and disclosure of Financial Statements. On December 3, 2008, Provisional Measure nº 449 amended and added to certain aspects of that law and introduced the transition tax regime, among other measures.

The financial statements for the years ended December 31, 2008 and 2007 reflect, in all material respects, the changes proposed by Law nº 11,638/07 and Provisional Measure nº 449/08. In compliance with CVM Decision nº 565/08, which approved CPC 13 – Initial Compliance with Law nº 11,638/07 and Provisional Measure nº 449/08, the Company and its subsidiaries opted to record the changes retroactively, as foreseen in CVM Decision n° 506/06. Accordingly, the financial statements presented for the year ended December 31, 2007 have been amended to include the retroactive adjustments due to changes of accounting practice.

The main changes foreseen in the law that involve adjustments to the financial statements of the Company and its subsidiaries, effective as from 2008, are described below:

- Changes in the accounting practice for recording financial instruments, including derivatives, with the emphasis on recording at fair value when certain conditions are fulfilled, as foreseen by CPC 14 Financial instruments (Note 32).

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP   Brazilian
Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   Date: December 31, 2008

- Introduction of the concept of finance and operating leasing, regulated by CPC 06 Leasing, also incorporating into the property, plant and equipment those physical assets whose benefits, risks and control have been transferred to the Company.

- Provisional Measure nº 449/08 eliminated the deferred charges accounts, permitting amounts capitalized by December 31, 2008 to be written off, reclassified or maintained until fully amortized. From 2009, the deferral of costs is not allowed.

- A new group, "Intangible assets" encompassing rights in intangible assets maintained or used in the operation of the company's business, including premiums, goodwill and the right to operate the concessions. CPC 04 Intangible assets regulated the matter (Note 14).

- Law nº 11,638/07 eliminated the option of voluntary revaluation of assets, allowing companies to maintain balances until their actual realization or to revert it as from January 1, 2008. The practice of revaluation of assets was adopted only by the subsidiary RGE, which adjusted its financial statements for consolidation purposes. RGE's management decided to change the accounting practice in order to align with the practice adopted by the Company (Note 12).

- The Law replaced the Statement of Changes in Financial Position (DOAR) with the Statement of Cash Flow (DFC) and introduced the requirement to prepare a Statement of Added Value (DVA). The regulations for these statements were laid down by CPC 03 Statement of Cash Flow and CPC 09 Statement of Added Value, respectively.

- The Law created the requirement to perform a periodic review and analysis of the decrease in the recoverable value of the assets. The Company and its subsidiaries complied with the procedures laid down by CPC 01 Impairment of Assets, which regulated the matter (Note 14).

The effects of the changes in accounting practices and reclassifications on the consolidated balance sheet and income statement for 2008 and 2007 are shown below:

	Net income		Equity
	2008	2007	2007
Position prior to adoption of Law nº 11.638/07	1,279,566	1,643,436	4,954,834
Adjustments:			
- Derivative contracts	(61,165)	(11,544)	(12,816)
- Financial instruments measured at fair value through profit or loss	55,352	7,439	6,275
- Lease (*)	(56)	-	-
- Deferred taxes on adjustments above	1,995	1,396	2,223
Subtotal	(3,874)	(2,709)	(4,318)
Position after adoption of Law nº 11.638/07	1,275,692	1,640,727	4,950,516

(*) This adjustment generated a reduction in property, plant and equipment of R$ 5,386, an increase of R$ 6,389 in the balance of other credits and an increase of R$ 1,139 in other accounts payable. The effect of PIS and Cofins on these adjustments is R$ 80.

	2008	2007
Reclassifications:		
Assets - From Deferred charges to Intangible assets	34,103	40,137
Assets - From Property, Plant and Equipment to Intangible assets	239,273	212,240
Assets - From Investments to Intangible assets	2,426,760	2,603,548
Income - From financial expenses to operating expenses	(153,908)	(143,646)
Income - From non-operating income to other operational expenses	(27,295)	(30,647)

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP   **Brazilian**
Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: December 31, 2008**

2.2 Summary of the Principal Accounting Practices

a) **Cash and Banks:** Include cash balances, bank deposits, bank deposits certificates and short-term financial investments, which are stated at fair value.

b) **Consumers, Concessionaires and Licensees:** Include the supply of billed and unbilled electric energy to final consumers, and to other concessionaires for electric energy supply, in accordance with amounts provided by the CCEE and balances related to regulatory assets of different kinds.

c) **Allowance for Doubtful Accounts:** recorded based on an analysis of the amounts receivable from consumers in the residential class past due by more than 90 days, in the commercial class past due by more than 180 days and from other classes past due by more than 360 days, including public sector consumers. It also takes into account an individual analysis of the balances of the larger consumers, including refinancing of receivables classified as doubtful, in accordance with management's experience in relation to effective losses.

d) **Lease:** Transactions that transfer the rights to use the assets from lessor to lessee, including the substantial transfer of the risks and benefits, are classified as finance leases. Other lease transactions are classified as operating leases.

For the lessee, finance lease obligations are measured by their fair value or present value of the minimum lease payments agreed.

For the lessor, lease transactions assets (accounts receivable) are measured by the value of the investments made.

The related gains or losses (difference between the income received and amortization of the investment recorded / financial charges) are appropriated to the result for the duration of the contract, based on the amortized cost method and the effective interest rate.

Gains on operating leases are recognized as operating revenue as incurred during the contract period.

e) **Investments:** Investments in subsidiaries and associates in which the interest in voting capital is higher than 20% or has significant influence and in other companies that belong to the same group or are under common control are valued by the equity method. Other interests are recorded at cost, net of provisions to reduce them to market value, where applicable.

f) **Property, plant and equipment:** encompasses rights maintained or used in the operation of the Company's business, including those rights received as a result of transactions that transfer to the Company the benefits, risks and control of such assets (finance leasing transactions).

Recorded at purchase, construction or formation cost, including, where applicable, interest, other financial charges and administrative costs. The assets were restated until December 31, 1995 and are net of depreciation calculated by the straight-line method, at annual rates of 2% to 20%, considering the estimated useful life of assets defined by ANEEL.

g) **Intangible assets:** encompasses rights maintained or used in the operation of the Company's business, including premiums, goodwill, the right to operate the concessions, software and rights of way.

Until December 31, 2008, the goodwill arising from the acquisitions of subsidiaries was amortized in proportion to the net income curves projected for the remaining term of the concession contract of each subsidiary, as determined by ANEEL. As this asset is classified as an intangible asset related to the granting of the concession, it has a predetermined useful life

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP   **Brazilian**
Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: December 31, 2008**

and will continue to be amortized in accordance with the criteria adopted by the Company and its subsidiaries.

Other intangible assets are only amortized if their useful lives can be reasonably estimated.

h) **Deferred charges:** Relates mainly to the preoperating expenses and are amortized by the straight-line method over the expected period of recoverability, not exceeding 10 years. The subsidiaries opted to maintain the deferred charges balance until its total realization.

i) **Impairment of assets:** The recoverability of property, plant and equipment, intangible assets and deferred charges is tested at least annually, if there are indications that the asset may be impaired. The goodwill and the other intangible assets with indefinite useful lives are tested for impairment annually, independently of expectations of losses.

j) **Restatement of Assets and Liabilities:** Assets and liabilities indexed to inflation or exchange rates variations, in accordance with contractual or legal provisions, are updated to the balance sheet dates and adjusted to their present values, where applicable, when the related contractual rates are lower than the market terms.

k) **Income Tax and Social Contribution:** are calculated and recorded in accordance with the legislation in effect on the balance sheet dates. The Company and certain subsidiaries recorded in their financial statements the effects of tax credits relating to income tax and social contribution on tax loss carryforwards and temporary differences, supported by expectations of the future generation of income tax and social contribution. The subsidiaries also recorded tax credits in respect of the benefit of the goodwill merged by the subsidiaries, which are amortized in proportion to the projected net income for the remainder of the concession contract of each investee.

In compliance with the provisions of article 15 of Provisional Measure nº 449/08, which introduced the Transition Tax Regime – RTT for determination of taxable income, the Company and its subsidiaries decided to adopt the Transition Regime for the year ended December 31, 2008. This option will apply irreversibly to the two-year period 2008 – 2009, through filing of the Corporate Income Tax Return 2009.

l) **Employee Pension Plans**: The subsidiaries record the post-employment benefits and the pension plans on the accrual basis and in accordance with CVM Decision 371/00.

m) **Reserves for contingencies:** The reserves for contingencies known at the balance sheet dates are recorded by assessing and quantifying the risks relating to tax, labor or civil matters, where management and the legal advisors consider loss is probable in processes involving litigation. The provisions shown in this item are net of the related escrow deposits or blocks.

n) **Loans and financing**: Restated in accordance with the monetary and exchange variations, including charges when classified as financial liabilities at amortized cost, and recorded at their fair value, when classified as financial liabilities at fair value through profit or loss.

o) **Derivatives:** Classified as financial assets or liabilities at fair value through profit or loss. The company uses derivatives to manage the risks of variations in the exchange rates and interest on certain liabilities. These contracts are measured at fair value and the gains and losses are stated in financial income (expense).

p) **Income:** Revenue and expense are recorded on the accrual basis. Revenue from electric energy distribution is recognized when the energy is billed. Unbilled revenue relating to the monthly billing cycle is provisioned based on the actual amount of energy supplied during the month and the annualized loss rate. Historically, the difference between the estimated unbilled revenue and the actual consumption, which is recognized in the subsequent month, has not been material. Revenue from energy generation sales is recorded based on the assured energy and at tariffs specified in the terms of the contract or the market price in force. No consumers

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP   **Brazilian**
Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: December 31, 2008**

represent 10% or more of the total billing. The credits on operating costs and expense offset in determination of PIS and COFINS are stated net in the respective costs and expenses accounts.

q) **Estimates:** Preparation of financial statements in accordance with Brazilian Accounting Principles requires management of the Company and its subsidiaries to use estimates as a basis for recording certain transactions that affect the reported amounts of assets, liabilities, revenues and expenses, and also the disclosure of information on data in the financial statements. The final results of these transactions and information, with respect to their effective realization in subsequent periods, may differ from these estimates. Management reviews such assumptions and estimates at least once a year.

r) **Net Income per Share:** Is determined considering the number of shares outstanding on the balance sheet dates.

2.3 Consolidation Principles

The consolidated financial statements include the balances and transactions of the Company and its subsidiaries CPFL Paulista, CPFL Piratininga, CPFL Serra (until June 30, 2007), RGE, Nova 4 (until October 30, 2007), CPFL Santa Cruz, CPFL Geração, CPFL Brasil, Chumpitaz, Perácio and CPFL Atende. The asset, liability, income and expense balances were fully consolidated.

Prior to consolidation into the Company's financial statements, the financial statements of CPFL Geração, CPFL Brasil and Perácio are consolidated with those of their subsidiaries, fully (majority) controlled subsidiaries or proportionally (jointly) controlled subsidiaries.

In compliance with the conditions described above, the portion relating to the non-controlling shareholders is stated separately in liabilities and income statements for the fiscal year.

All significant intercompany balances and transactions have been eliminated.

The accounting practices of the subsidiaries are consistent with those used by the Company, in accordance with initial compliance with Law nº 11,638/07 and Provisional Measure nº 449/08 (see Note 2.1).

The Company's subsidiaries, by line of business, are as follows:

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

STANDARD FINANCIAL STATEMENTS – DFP **Brazilian Corporation Law**

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES **Date: December 31, 2008**

Subsidiary	Consolidation Method	2008 Equity Interest - % Direct	2008 Equity Interest - % Indirect	2007 Equity Interest - % Direct	2007 Equity Interest - % Indirect
Energy Distribution					
Companhia Paulista de Força e Luz	Full	100.00	-	100.00	-
Companhia Piratininga de Força e Luz	Full	100.00	-	100.00	-
Companhia Luz e Força Santa Cruz	Full	99.99	-	99.99	-
Rio Grande Energia S.A.	Full	100.00	-	100.00	-
Companhia Paulista de Energia Elétrica	Full	-	96.56	-	96.56
Companhia Jaguari de Energia	Full	-	90.15	-	90.15
Companhia Sul Paulista de Energia	Full	-	87.80	-	87.80
Companhia Luz e Força de Mococa	Full	-	89.75	-	89.75
Energy Generation					
CPFL Geração de Energia S.A.	Full	100.00	-	100.00	-
CPFL Sul Centrais Elétricas Ltda.	Full	-	100.00	-	100.00
CPFL Bioenergia S.A.	Full	-	100.00	-	100.00
Paulista Lajeado Energia S.A.	Full	-	54.03	-	54.03
BAESA - Energética Barra Grande S.A.	Proportionate	-	25.01	-	25.01
Campos Novos Energia S.A.	Proportionate	-	48.72	-	48.72
CERAN - Companhia Energética Rio das Antas	Proportionate	-	65.00	-	65.00
Foz do Chapecó Energia S.A.	Proportionate	-	51.00	-	51.00
Energy Commercialization and Services					
CPFL Comercialização Brasil S.A.	Full	100.00	-	100.00	-
Clion Assessoria e Comercialização de Energia Elétrica Ltda.	Full	-	100.00	-	100.00
CPFL Comercialização Cone Sul S.A.	Full	-	100.00	-	100.00
Sul Geradora Participações S.A.	Full	-	99.95	-	99.95
CPFL Planalto Ltda.	Full	-	100.00	-	100.00
CPFL Atende Centro de Contratos e Atendimento Ltda.	Full	100.00	-	-	-
CPFL Serviços, Equipamentos, Indústria e Comércio S.A.	Full	-	89.81	-	89.81
Holding Company					
Perácio Partcipações S.A.	Full	100.00	-	100.00	-
Chumpitaz Participações S.A.	Full	100.00	-	100.00	-
CPFL Jaguariuna S.A.	Full	-	100.00	-	100.00
Companhia Jaguari de Geração de Energia	Full	-	90.15	-	90.15

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP   **Brazilian**
Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: December 31, 2008**

(3)   REGULATORY ASSETS AND LIABILITIES

	Consolidated					
	2008			2007		
	Current	Noncurrent	Total	Current	Noncurrent	Total
Assets						
Consumers, Concessionaires and Licensees (note 5)						
Extraordinary tariff adjustment	328	-	328	3,448	456	3,904
Free energy	457	145	602	1,924	480	2,404
Tariff review	-	-	-	14,590	-	14,590
Discounts TUSD (*) and Irrigation	34,510	7,451	41,961	64,235	19,637	83,872
Other financial components	6,694	364	7,058	1,769	95	1,864
	41,989	7,960	49,949	85,966	20,668	106,634
Deferred Costs Variations						
Parcel "A"	234,659	1,648	236,307	343,233	167,716	510,949
CVA (**)	403,570	155,787	559,357	189,216	38,178	227,394
	638,229	157,435	795,664	532,449	205,894	738,343
Prepaid Expenses (note 9)						
Increase in PIS and COFINS	258	-	258	25,097	-	25,097
Overcontracting	43,069	55,404	98,473	81,704	28,605	110,309
Discounts TUSD - Generation	3,504	-	3,504	-	-	-
Low income consumers' subsidy - Losses	41,050	33,337	74,387	55,967	-	55,967
Other financial components	6,225	211	6,436	21,211	42	21,253
	94,106	88,952	183,058	183,979	28,647	212,626
Liabilities						
Suppliers (note 15)						
Free energy	(29,216)	-	(29,216)	(35,609)	(223)	(35,832)
Deferred Gains Variations						
Parcel "A"	(15,360)	-	(15,360)	(9,668)	(4,890)	(14,558)
CVA	(150,511)	(40,779)	(191,290)	(220,370)	(63,499)	(283,869)
	(165,871)	(40,779)	(206,650)	(230,038)	(68,389)	(298,427)
Other Accounts Payable (note 22)						
Tariff review	(34,034)	(659)	(34,693)	-	-	-
Discounts TUSD and Irrigation	(752)	(45)	(797)	-	-	-
Refund to consumer - IRT recalculated	-	-	-	(26,213)	-	(26,213)
Increase in PIS and COFINS	(124,888)	-	(124,888)	(113,964)	-	(113,964)
Overcontracting	(59,098)	-	(59,098)	(130)	(12)	(142)
Low income consumers' subsidy - Gains	(13,092)	(61)	(13,153)	(8,553)	(71)	(8,624)
Other financial components	(16,573)	(606)	(17,179)	(1,500)	(54)	(1,554)
	(248,437)	(1,371)	(249,808)	(150,360)	(137)	(150,497)
Total net	330,800	212,197	542,997	386,387	186,460	572,847

(*) Network Usage Charge - TUSD
(**) Deferred Tariff Costs and Gains Variations from Parcel "A" itens - ("CVA")

a) Rationing ("RTE", "Free Energy" and Parcel "A")

At the end of 2001, as a result of the Emergency Program for the Reduction of Electric Energy Consumption, in effect between June 2001 and February 2002, the generators, the power distributors and the Federal Government signed the "Overall Agreement for the Electric Energy Sector". The agreement introduced an Extraordinary Tariff Increase of 2.9% on energy supplied to residential consumers (except those regarded as "low income consumers") and for rural and public lighting, and 7.9% for all other consumers, as a mechanism to reimburse the energy sector for the losses incurred as a result of this program.

This adjustment is being used to offset the following regulatory assets recorded by the subsidiaries:

a.1) Extraordinary Tariff Adjustment (RTE)

Corresponds to the loss of revenue determined by comparison of the sales revenues from energy effectively recorded in the rationing period, and projected revenue for this period, not taking into account the effects of the Energy Rationing Program.

70

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

STANDARD FINANCIAL STATEMENTS – DFP   **Brazilian**
Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: December 31, 2008**

Due to the end of the period stipulated for recovery of RTE, the subsidiaries CPFL Paulista and CPFL Piratininga recorded losses of R$ 115,863 and R$ 36,227, respectively, in 2007, writing off accounts receivable and the provision for losses on RTE. The subsidiaries CPFL Leste Paulista, CPFL Jaguari and CPFL Mococa realized the full amount of RTE in June 2005, December 2004 and December 2006, respectively.

The RTE balance for this year relates to the indirect subsidiary CPFL Sul Paulista, which recorded a provision for losses of R$ 2,659, based on the projections of estimated income, considering the growth in its market and expectations of inflation, interest and regulatory aspects. The deadline established by ANEEL for recovery of RTE by CPFL Sul Paulista is January 2009.

a.2) Electric energy from Independent Suppliers ("Free Energy")

Corresponds to the energy produced and made available to the consumer market during the rationing period by the independent producers and self-producers of energy.

The distribution utilities collected the funds from the consumer through the extraordinary tariff adjustment and passed them on to the generators, according to percentage established to each concessionaire, recording an asset and a liability. These amounts are monetarily restated in accordance with the ANEEL instructions.

As a result of the end of the term for collection of RTE in 2007, the subsidiaries CPFL Paulista and CPFL Piratininga recorded Free Energy losses of R$ 135,545 and R$ 53,210, respectively. The asset was written off against the Other Operating Expenses - Sales and the liability was written off in Other Operating Income, having no effects on the net income of the subsidiaries. The subsidiary CPFL Sul Paulista established a provision for losses on free energy of R$ 2,148. As this will be passed on to the generators, a provision for the same amount was recorded in liabilities, without effects on the net income (loss).

In the case of the subsidiary RGE, the Free Energy regulatory asset derives from the assignment, by the distributor, of its quota of Itaipu to the rationing program.

As in the case of the RTE, as of December 31, 2008, the subsidiaries RGE and CPFL Geração have a reserve for losses on realization of Free Energy amounting to a total of R$ 7,670. The subsidiary CPFL Geração also recorded a loss of R$ 5,501 related to a pass-through from distributors whose terms for receipt have already ended.

a.3) Parcel "A"

Corresponds to the variation in the financial amounts of non-manageable costs representing Parcel "A" of the concession contracts, between January 1 and October 25, 2001. These amounts are restated based on the variation in the SELIC rate.

The subsidiary CPFL Paulista started to offset Parcel "A" as from January 2008, using a mechanism similar to that used for the RTE. For the subsidiary CPFL Sul Paulista, amortization of Parcel "A" will start from February 2009, over the period required to reach the amount recorded. In the case of the subsidiaries CPFL Piratininga, CPFL Santa Cruz, CPFL Leste Paulista, CPFL Mococa and CPFL Jaguari, Parcel "A" was amortized in May 2008, November 2007, September 2005, March 2007 and August 2005, respectively.

For the subsidiary CPFL Piratininga, due to the need to bill for the full monthly cycle, collection was in excess of the existing balance, and this amount was submitted to ANEEL

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP **Brazilian**
Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES **Date: December 31, 2008**

in the 2008 Tariff Adjustment process. Accordingly, the process of refunding consumers by offsetting against tariffs commenced after ratification, as from October 2008. The remaining liability at the end of the year was R$ 8,197.

The changes in the balances related to RTE, Free Energy and Parcel "A", are shown below:

	Consolidated			
		Free Energy (2)		Parcel "A"
	RTE (1)	**Asset**	**Liability**	**Net (3)**
Ratified Amount	925,347	374,639	(355,579)	231,029
Remuneration	728,540	291,780	(289,791)	427,136
Losses	(152,090)	(194,256)	188,755	-
Provision for Losses	(2,659)	(9,818)	2,148	-
Amount Amortized	(1,498,810)	(461,743)	425,251	(437,218)
Balances to be Amortized as of December 31, 2008	328	602	(29,216)	220,947

(1) ANEEL Resolutions nº 480/02, 481/02 and 01/04.
(2) ANEEL Resolutions nº 483/02 and 01/04.
(3) ANEEL Resolutions nº 482/02 and 01/04.

b) Tariff Review and Tariff Adjustment

b.1) 2nd cycle of Tariff Review

ANEEL provisionally established the tariff adjustment and the financial components for the tariff review on February 3, 2008 for the subsidiaries, CPFL Santa Cruz, CPFL Jaguari, CPFL Mococa, CPFL Leste Paulista and CPFL Sul Paulista, on April 8, 2008 for the subsidiary CPFL Paulista, on April 19, 2008 for RGE and on October 23, 2007 for the subsidiary CPFL Piratininga, as follows:

	CPFL Santa Cruz	CPFL Jaguari	CPFL Mococa	CPFL Leste Paulista	CPFL Sul Paulista	CPFL Paulista	RGE	CPFL Piratininga
Verified Revenue	213,312	87,989	54,148	77,145	92,390	5,175,546	1,950,452	2,136,914
Sector Charges	21,504	12,294	4,687	8,072	10,594	540,872	191,388	257,170
Purchase of Electric Energy	85,546	46,524	21,357	26,643	37,956	2,394,482	948,665	954,779
Energy Transmission	17,281	9,767	4,945	8,139	10,140	378,791	184,654	211,926
Parcel A	124,331	68,585	30,989	42,854	58,690	3,314,145	1,324,707	1,423,875
Gross Interest on Capital	14,894	4,880	3,658	11,696	7,745	351,310	179,713	154,530
Depreciation	10,594	2,492	1,816	4,322	4,230	252,111	97,139	81,098
Reference Company	42,555	11,794	13,419	16,581	19,602	542,368	241,662	244,232
Default	1,463	220	126	187	225	34,603	14,548	12,619
Parcel B	69,506	19,386	19,019	32,786	31,802	1,180,392	533,062	492,479
Income Required (Parc. A + B)	193,837	87,971	50,008	75,640	90,492	4,494,537	1,857,769	1,916,354
(-) Other Income	(1,291)	(291)	(411)	(569)	(860)	(27,276)	(12,171)	(13,152)
Income Required	192,546	87,680	49,597	75,071	89,632	4,467,261	1,845,598	1,903,202
Financial Components	5,013	(1,079)	1,366	777	(524)	3,336	187,320	15,767
CVA	(174)	(1,201)	836	(3,307)	(963)	(74,512)	32,364	3,918
Overcontracting	(16)	-	-	-	-	(27,534)	2,801	(3,304)
Low Income Subsidy	2,844	(176)	58	318	304	30,534	723	-
Discounts on TUSD and Irrigation Subsidy	5,247	-	357	996	19	60,717	50,984	8,342
Connection and Frontier Charges	81	34	104	2,357	-	9,666	56	5,744
"Light for All" Program	1,178	9	(39)	64	(13)	3,401	(466)	-
Provision Subsidy for Cooperatives	-	-	-	-	-	-	104,725	-
Other components	(4,147)	255	50	349	129	1,064	(3,867)	1,067
Financial Repositioning	-9.73%	-0.35%	-8.40%	-2.69%	-2.98%	-13.69%	-5.38%	-10.94%
Financial Components	2.60%	-1.23%	2.75%	1.04%	-0.58%	0.08%	10.15%	0.83%
Total Repositioning	-7.13%	-1.58%	-5.65%	-1.65%	-3.57%	-13.61%	4.77%	-10.11%
Xe Factor	0.22%	2.10%	0.24%	1.07%	1.31%	0.83%	0.66%	0.73%
Effect perceived by consumers (*)	-8.14%	-3.56%	-8.15%	-1.45%	-7.11%	-17.21%	2.52%	-15.29%

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

STANDARD FINANCIAL STATEMENTS – DFP   **Brazilian**
Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: December 31, 2008**

(*) Represents the average effect perceived by consumers, as a result of the elimination from the tariff base of financial components added in the annual adjustment for the previous year.

Through Ratification Resolution No. 716, of October 21, 2008, ANEEL amended the provisional result of the 2007 periodic tariff view for the subsidiary CPFL Piratininga, due to the provisional incorporation of one of the methodological improvements submitted to the Public Hearing process AP 52/2007, relating to the increase in the percentage of irrecoverable income from 0.5% to 0.6%. Additionally, the income recorded was amended as a result of the use of tariffs without discounts in the composition of the verified income, in order to align to the methodology adopted by ANEEL for the second tariff review cycle. As a result of these changes, the tariff adjustment changed from -10.94% to -11.76%, without alteration of the Xe factor, which was provisionally maintained at 0.73%.

In the case of all the companies, the provisional nature of the tariff review is due to the "Reference Company" and the "Xe factor". Additionally, the remuneration bases of the subsidiaries RGE and CPFL Santa Cruz are also on a provisional basis, while the financial component for the subsidiary CPFL Paulista is linked to overcontracting (see Note 3c.5). See also note 33 about the second cycle of tariff reviews final approval for the subsidiaries CPFL Santa Cruz, CPFL Jaguari, CPFL Mococa, CPFL Leste Paulista e CPFL Sul Paulista.

b.2) 2008 Tariff Adjustments

Through Ratification Resolution No. 717, of October 21, 2008, ANEEL established the annual tariff adjustment for the subsidiary CPFL Piratininga at an average percentage of 16.54%, composed as follows: 10.92% in relation to the annual tariff adjustment and 5.62% in relation to the financial components external to the annual adjustment.

The average percentage adjustment to be applied for captive consumers is 15.03%.

The adjustment authorized by ANEEL comprises the following items:

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP   **Brazilian**
Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: December 31, 2008**

	CPFL Piratininga
Verified Revenue	2,029,124
Sector Charges	304,080
Purchase of Electric Energy	1,083,246
Energy Transmission	237,569
Parcel A	1,624,895
Parcel B	625,758
Income Required (Parc. A + B)	2,250,653
(-) Other Income	-
Income Required	2,250,653
Financial Components	126,610
CVA	56,400
Overcontracting	(11,439)
Advances	33,069
Discount on TUSD	14,834
Connection and Frontier Charges	42,248
Parcel "A" liability to be offset	(9,847)
Other components	1,345
Financial Repositioning	10.92%
Financial Components	5.62%
Total Repositioning	**16.54%**

A Xe factor of 0.73% was also provisionally applied as a reduction factor for Parcel B in the 2008 tariff adjustment. The overcontracting financial component was also provisionally taken into consideration (see 3c.5).

c) Financial components

c.1) Tariff review

In 2007, by Ratification Resolution nº 443, ANEEL amended the final result of the first Periodic Tariff Review of the subsidiary CPFL Paulista, approved in April 2005, adjusting the energy supply tariffs by 20.66%, due to a review of the calculation of the average depreciation percentage used in the 2003 tariff review. The difference in income resulting from the change in the tariff adjustment from 20.29% to 20.66%, and of the Xe component of the X Factor from 1.1352% to 1.2530%, corresponds to a financial adjustment of R$ 44,868, including the effects of PIS and COFINS, which is being offset in the 2007 tariff adjustment.

CPFL Piratininga

In 2006, by Ratification Resolution nº 385, and in answer to the application filed by Bandeirante Energia S.A. ("Bandeirante") for reconsideration of the tariff review, ANEEL amended the amounts of the subsidiary CPFL Piratininga remuneration base.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

STANDARD FINANCIAL STATEMENTS – DFP   **Brazilian**
Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: December 31, 2008**

In accordance with this amendment, ANEEL established that the electric energy supply tariffs should be reset at 10.14%. Accordingly, in line with the new provisional percentage established by ANEEL, the subsidiary CPFL Piratininga recorded a regulatory asset in "Consumers, Concessionaires and Licensees" of R$ 26,970 in 2006, including PIS and COFINS, amortized until October, 2007.

ANEEL Order nº 3209, of October 22, 2007, ratified the result of the subsidiary CPFL Piratininga first tariff Review, making it final.

CPFL Santa Cruz

In line with the principal of reasonable tariffs and the economic and financial equilibrium of the concession contract, in February 2004, during the first tariff review cycle, ANEEL ruled that the Parcel "B" differences in the approved percentage would be added to the Parcel "B" of subsequent tariff adjustments for the subsidiary CPFL Santa Cruz. Accordingly, in January 2008, the subsidiary recorded the last portions of the deferral and amortization in relation to this financial component.

As mentioned in Note 3b.1, the 2008 tariff review for the subsidiary CPFL Santa Cruz was established on a provisional basis. However, in the 2009 tariff adjustment process, ANEEL permanently confirmed the result of the review (note 33). Accordingly, in order to reflect the effects of the Remuneration Base and "Reference Company" for the appropriate accrual period, the subsidiary CPFL Santa Cruz recorded a liability to consumers of R$ 3,374, set against a reversal of income.

RGE

As mentioned in Note 3b.1, in 2008, ANEEL provisionally established the result of the second tariff review cycle of the subsidiary RGE, while definition of its Remuneration Base remains pending. In the light of discussions and preliminary figures produced by the regulatory agency, the subsidiary conservatively recorded a provision (reversal of income) of R$ 25,961, in relation to the effects on the 2008 financial statements. The subsidiary will continue to discuss the matter with the regulatory agency and will make the final adjustment after ratification of the final result, expected in the next tariff adjustment (April 2009).

CPFL Jaguari, CPFL Mococa, CPFL Leste Paulista and CPFL Sul Paulista

As mentioned in Note 3b.1, the 2008 tariff review of the subsidiaries CPFL Jaguari, CPFL Mococa, CPFL Leste Paulista and CPFL Sul Paulista was established on a provisional basis (note 33). However, in the 2009 tariff adjustment process, ANEEL permanently confirmed the result of the review. Accordingly, in order to reflect the effects of the Reference Company" for the appropriate accrual period, the subsidiaries recorded a liability to consumers of R$ 5,358, set against a reversal of income.

c.2) Discounts TUSD and Irrigation

The subsidiaries record regulatory assets for the special discounts applied on the TUSD to the free consumers, in respect of supplying electric energy from alternative sources and on irrigation and hydroculture activities.

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP   **Brazilian**
Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: December 31, 2008**

As from the 2008 tariff review, ANEEL established tariff advances in relation to the anticipation of these discounts for the next tariff period. The difference between the amount taken into consideration in this tariff review and the amount actually realized is calculated monthly and will be taken into consideration in the next tariff adjustment.

c.3) CVA

Relates to the mechanism for offsetting the variations in unmanageable costs incurred by the electric energy distribution concessionaires. These variations are calculated in accordance with the difference between the expenses effectively incurred and the expenses estimated at the time of establishing the tariffs in the annual tariff adjustments. The amounts taken into consideration in the CVA are restated at the SELIC rate.

The net balances of CVA assets and liabilities, separated by type and accrual period, are shown below:

	Consolidated							
	2008				**2007**			
	Ratified		**Not Ratified**	**Total**	**Ratified**		**Not Ratified**	**Total**
	2008	**2007**	**2008**		**2007**	**2006**	**2007**	
Itaipu pass-through	(67,922)	23,102	(77,745)	(122,565)	(48,260)	(406)	(120,173)	(168,839)
Electric Energy Costs	68,080	(33,937)	174,732	208,875	116,741	1,193	55,068	173,002
Proinfa	7,966	(3,614)	(9,463)	(5,111)	7,099	193	(4,112)	3,180
CCC	10,181	26,619	68,742	105,542	(44,644)	255	(10,572)	(54,961)
Transmission from Itaipu	(40)	262	3,546	3,768	(977)	72	(1,498)	(2,403)
Basic Network	4,594	(2,771)	25,886	27,709	(426)	(5,020)	(4,975)	(10,421)
ESS	21,183	1,224	126,981	149,388	320	235	(9,263)	(8,708)
CDE	2,253	(3,354)	1,562	461	7,971	330	4,356	12,657
Financial Offsetting	7	(7)	-	-	27	(9)	-	18
	46,302	7,524	314,241	368,067	37,851	(3,157)	(91,169)	(56,475)

c.4) Increase in PIS and COFINS

Refers to the difference between the costs relating to PIS and COFINS calculated in accordance with the current legislation, and those incorporated in the tariff until April 2005 for the subsidiary CPFL Paulista and October 2005 for the subsidiary CPFL Piratininga.

The amounts approved in 2007 and 2006 were recorded as assets and amortized until April 2008.

In view of the discussions in respect of the nature of this credit, the Company conservatively opted to record a liability of the same amount, posted in the account "Other Accounts Payable" (note 22).

c.5) Overcontracting

Electric energy distribution concessionaires are obliged to guarantee 100% of their energy and power market through contracts approved, registered and ratified by ANEEL. The distribution concessionaires are also assured that costs or income derived from overcontracting will be passed on to the tariffs, limited to 3% of the energy load requirement. Additionally, in the light of the provisions of REN nº 255/2007, ANEEL established that short-term energy shortfalls should also be treated in accordance with the overcontracting pass-through methodology.

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP   **Brazilian**
Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   Date: December 31, 2008

In the review and tariff adjustment processes, respectively, of the subsidiaries CPFL Paulista and CPFL Piratininga, ANEEL provisionally recalculated the tariff pass-throughs for overcontracting, as of December 31, 2007.

On analyzing the process, the subsidiaries reviewed their procedures and made the accounting adjustments in relation to the energy supply agreement with the subsidiary CPFL Brasil. In this context, and conservatively, until completion of the final tariff review and tariff adjustment process, the subsidiaries made the following accounting entries in fiscal year 2008:

a) The distributors recorded a provision for accounts receivable from CPFL Brasil of R$ 61,438, set against energy revenues, energy cost and financial income, amounting to R$ 22,683, R$ 30,307 and R$ 8,448, respectively;

This resulted in a provision for correction of the overcontracting asset of R$ 33,092, a provision of R$ 23,691 for the overcontracting liability and a net CVA liability of R$ 1,270, set against the energy cost of R$ 52,989 and financial expense of R$ 5,064;

b) For the subsidiary CPFL Brasil, recording of a provision for accounts payable of R$ 61,438, set against the reversal of the energy supply income and financial expense of R$ 52,990 and R$ 8,448, respectively.

Conservatively, and in order to fully cover the amounts approved by the Regulatory Agency, the distributors also recorded in 2008 provisions for realization of assets and provisions for liabilities related to overcontracting, relating to seasonal effects and losses, as provisionally established by ANEEL, reflecting the following accounting entries:

a) Recording of a provision for correction of the overcontracting asset of R$ 82,631, provision for the overcontracting liability of R$ 50,293, set against the energy cost of R$ 131,096 and financial expense of R$ 1,828. As part of this liability is already included in the Company's tariff review, the amount is being amortized and as of December 31, 2008 the remaining balance was R$ 27,882;

b) Recording of a CVA asset of R$ 11,611, set against the energy cost of R$ 11,537 and financial income of R$ 74.

We stress that these provisions will be maintained until ANEEL finalizes its analyses and ratifies the final result of the tariff review and adjustment.

c.6) Low Income Consumers' Subsidy

Law nº 10.438, of April 26, 2002 and Decree nº 4.336, of August 15, 2002, established new guidelines and criteria for classification of consumer units in the low-income residential sub-category. According to the legislation, this new criteria encompasses consumer units served by monophase circuits, with average monthly consumption in the last 12 months of less than 80kWh, and consumer units with average monthly consumption in the last 12 months of 80 to 220kWh, provided certain specific requirements are complied with, such as enrollment in Federal Government Social Programs.

Since the subsidies granted to consumers are to be offset, it was decided that, as from the 2008 tariff review, part of this subsidy will be reimbursed through the tariff in the ambit

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP   **Brazilian**
Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: December 31, 2008**

of the concessionaire itself (in accordance with the DNAEE Administrative Ruling) and the remaining part (in accordance with Law nº 10.438) through the receipt of CDE funds. These procedures were consolidated with the publication of REN No. 325/08, however, in view of the impossibility of reimbursement with CDE funds, due to the lack of resources for this purpose, the receivables recorded will be offset through the tariff, in the next annual tariff adjustment, as a financial component. With regard to the difference in income that was to be offset through the tariff, this was covered by a tariff advance in order to avoid compromising the Concessionaire's cash flow. The difference between the amount of this advance taken into consideration in the tariff review or adjustment and the amount actually realized is recorded monthly to be offset in the next tariff adjustment.

c.7) Refund to Consumers – Recalculation IRT

On establishing the annual tariff adjustment ("IRT") of the subsidiary CPFL Paulista on April 3, 2007, in Ratification Resolution nº 445, and in order to review the PIS and COFINS amounts of the generators, ANEEL recalculated the electric energy cost of the first 2005 and 2006 IRT contracts. As the cost of electric energy affects adjustment of the consumer tariff and calculation of CVA, the recalculation, which resulted in a reduction in the average energy price, generated a liability to be reimbursed to the consumers and an additional CVA asset. Also, the CVA amounts approved by ANEEL in the 2007 IRT excluded the electric energy contract surpluses. These effects basically explain the adjustments recorded in March 2007 (and related amounts realized to April 2008) of R$ 98,635 recorded in "Other Accounts Payable" (note 22), and R$ 177,710, recorded in "Deferred tariff cost variations", set against "Cost of Electric Energy" (note 25).

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP **Brazilian Corporation Law**
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES **Date: December 31, 2008**

The changes in the 2007 and 2008 balances are as follows:

	Consolidated														
	December 31, 2006	Addition due to acquisition of subsidiaries	Operating reveue (note 24)		Cost of electric energy services (note 25)		Deductions from operating revenue		Operating expense (note 26)			Cash	Financial income (expense) (note 27)		December 31, 2007
			Deferral	Amort.	Deferral	Amort.	Deferral	Amort.	Deferral	Amort.	Provision for losses		Deferral	Remuner.	
Extraordinary tariff adjustment	210,517	5,249	-	(223,660)	-	-	-	-	-	-	(8,744)	-	-	20,542	3,904
Free energy	(28,291)	(837)	-	(76,364)	-	-	-	2,230	-	-	(991)	67,515	-	3,310	(33,428)
Parcel "A"	550,846	1,723	-	-	-	(90,315)	-	(26,923)	-	(720)	-	-	-	61,780	496,391
Tariff review	75,429	2,099	14,611	(78,158)	-	-	-	-	-	-	-	-	-	609	14,590
Discounts TUSD and Irrigation	39,048	2,511	77,489	(38,690)	-	-	-	-	-	-	-	-	-	3,514	83,872
CVA	62,766	(8,185)	-	-	174,074	(181,511)	(88,481)	(5,741)	-	-	-	-	(15,917)	6,520	(56,475)
Increase in PIS and COFINS	19,818	(55)	-	-	-	-	569	(102,384)	-	-	-	-	-	(6,815)	(88,867)
Overcontracting	35,569	557	-	-	99,270	(25,229)	-	-	-	-	-	-	-	-	110,167
Low Income Consumers' Subsidy	42,697	428	10,834	3,100	-	-	-	-	-	-	-	(9,198)	-	(518)	47,343
Refund to Consumers - Recalculation IRT	-	-	-	-	(98,635)	72,422	-	-	-	-	-	-	-	-	(26,213)
Other financial components	48,848	1,323	19,216	(38,894)	3,288	(677)	1,289	-	591	55	-	(16,029)	-	2,553	21,563
Total net	**1,057,247**	**4,813**	**122,150**	**(452,666)**	**177,997**	**(225,310)**	**(86,623)**	**(132,818)**	**591**	**(665)**	**(9,735)**	**42,288**	**(15,917)**	**91,495**	**572,847**

	Consolidated													
	December 31, 2007	Operating reveue (note 24)		Cost of electric energy services (note 25)		Deductions from operating revenue		Operating expense (note 26)			Cash	Financial income (expense) (note 27)		December 31, 2008
		Deferral	Amort.	Deferral	Amort.	Deferral	Amort.	Deferral	Amort.	Provision for losses		Deferral	Remuner.	
Extraordinary tariff adjustment	3,904	-	(3,542)	-	-	-	-	-	-	(638)	-	-	604	328
Free energy	(33,428)	-	(1,058)	-	-	-	-	-	-	(162)	5,664	-	370	(28,614)
Parcel "A"	496,391	393	-	-	(253,791)	-	(63,075)	-	274	-	-	-	40,755	220,947
Tariff review	14,590	(32,849)	(15,340)	-	-	-	-	(1,115)	-	-	-	-	21	(34,693)
Discounts TUSD and Irrigation	83,872	36,366	(82,001)	-	-	-	-	-	-	-	-	-	2,927	41,164
CVA	(56,475)	-	-	256,888	(39,488)	99,487	58,729	-	(19)	-	-	43,980	4,965	368,067
Increase in PIS and COFINS	(88,867)	-	-	-	-	-	(24,916)	-	-	-	-	-	(10,847)	(124,630)
Overcontracting	110,167	-	-	34,020	(95,136)	(7,427)	-	-	-	-	-	-	(2,249)	39,375
Discount Tusd Generators	-	11,679	(8,175)	-	-	-	-	-	-	-	-	-	-	3,504
Low Income Consumers' Subsidy	47,343	65,299	(2,356)	-	-	-	-	-	-	-	(48,934)	-	(118)	61,234
Refund to Consumers - Recalculation IRT	(26,213)	-	-	-	26,213	-	-	-	-	-	-	-	-	-
Other financial components	21,563	(11,533)	(6,336)	180	(1,865)	6,839	(3,825)	134	(2,250)	-	(6,167)	149	(574)	(3,685)
Total net	**572,847**	**69,355**	**(118,808)**	**291,088**	**(364,067)**	**98,899**	**(33,087)**	**(981)**	**(1,995)**	**(800)**	**(49,437)**	**44,129**	**35,854**	**542,997**

(4) CASH AND CASH EQUIVALENTS

	Parent Company		Consolidated	
	2008	2007	2008	2007
Bank deposits	325	216	122,928	679,937
Short-term financial investments	15,377	17,587	614,919	426,371
Total	**15,702**	**17,803**	**737,847**	**1,106,308**

The short-term financial investments refer to short term operations with national financial institutions under normal market conditions and rates, with daily liquidity, low credit risk and average interest of 100% of the Interbank Deposit rate (CDI).

(5) CONSUMERS, CONCESSIONAIRES AND LICENSEES

A breakdown of the consolidated balance as of December 31, 2008 and 2007, mainly derived from energy sales is presented, below:

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP   **Brazilian**
Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: December 31, 2008**

		Consolidated			
	Balances Coming due	**Past due**		**Total**	
		Up to 90 days	**More than 90 days**	**2008**	**2007**
Current					
Consumer Classes					
Residential	249,448	152,949	16,596	418,993	425,219
Industrial	164,461	55,690	37,346	257,497	284,661
Commercial	101,591	38,698	21,257	161,546	181,987
Rural	23,277	7,936	1,786	32,999	40,954
Public Administration	26,533	3,563	2,130	32,226	38,172
Public Lighting	50,556	4,238	35,921	90,715	66,484
Public Service	22,723	7,344	1,465	31,532	41,407
Billed	638,589	270,418	116,501	1,025,508	1,078,884
Unbilled	355,626	-	-	355,626	421,552
Financing of Consumers' Debts	10,126	3,576	12,029	25,731	40,860
Regulatory assets (note 3)	41,989	-	-	41,989	85,966
CCEE Transactions	49,880	-	-	49,880	38,876
Concessionaires and Licensees	166,005	-	-	166,005	85,682
Other	56,289	-	-	56,289	65,968
Total	1,318,504	273,994	128,530	1,721,028	1,817,788
Non current					
Financing of Consumers' Debts	151,572	-	-	151,572	152,549
Regulatory assets (note 3)	7,960	-	-	7,960	20,668
CCEE Transactions	41,301	-	-	41,301	41,797
Concessionaires and Licensees	85,311	-	-	85,311	-
Total	286,144	-	-	286,144	215,014

Financing of Consumers' Debts - Refers to the negotiation of overdue accounts receivable from consumers, principally public organizations. Payment of some of these credits is guaranteed by the debtors, in the case of public entities, by pledging the bank accounts through which their ICMS revenue is received. Allowances for doubtful accounts are based on best estimates of the subsidiaries' managements for unsecured amounts and losses regarded as probable (note 8).

Electric Energy Trading Chamber ("CCEE") transactions - The amounts refer to the sale of electric energy on the short-term market in the period from September 2000 to December 2008. The noncurrent amount receivable mainly comprises: (i) legal adjustments, established as a result of suits brought by agents in the sector; (ii) lawsuits challenging the CCEE accounting for the period from September 2000 to December 2002; (iii) provisional accounting entries established by the CCEE; and (iv) amounts negotiated bilaterally pending settlement. The subsidiaries consider that there is no significant risk on the realization of these assets and consequently no provision was posted in the accounts.

Concessionaires and Licensees - Refers basically to accounts receivable in respect of the supply of electric energy to other Concessionaires and Licensees, mainly by the subsidiaries CPFL Geração and CPFL Brasil, and to transactions relating to the partial spin-off of Bandeirante by the subsidiary CPFL Piratininga. The amounts are set off against accounts payable, through a settlement of accounts.

In 2008, amounts receivable from AES Tietê S/A were also recorded by the subsidiaries CPFL Paulista and CPFL Leste Paulista, for use of the distribution system, and the respective pass-through (recording of accounts payable) for CTEEP – Companhia de Transmissão de Energia Elétrica Paulista in respect of the charge for use of the Border Transmission System. This negotiation, representing a pass-through of charges, resulted from sector regulations which, as from

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP   **Brazilian**
Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: December 31, 2008**

July 2004, attribute the responsibility for settlement of the portion of the generator connected to the CTEEP 138 kV transmission system to the respective distribution concessionaire, within its concession area.

AES Tietê challenged the collection of this charge, and did not make the payment. The subsidiary CPFL Paulista, in turn, under a preliminary injunction, did not pay CTEEP and recorded a contingent liability of R$ 11,259 for the period August 2004 to April 2005.

Under an agreement made between the parties involved, through the intermediary of ANEEL, the amounts will be settled both by the generator, and passed on by the subsidiaries to CTEEP, in 36 monthly installments as from January 2009, restated at the SELIC rate. The subsidiaries recorded the amounts receivable from AES Tietê in the following accounts: R$ 127,965 in the "Consumers and Licensees" account, set against "Operating Income – TUSD" of R$ 109,655 (Note 24) and R$18,310 in "Financial income – Monetary and Exchange Adjustments" (Note 27), and recorded the amount of R$ 116,706 to be passed on to CTEEP in the account "Suppliers – Network Usage Charges" (Note 15), set against "Cost of Electric Energy – Basic Network Charges" (Note 25) of R$ 98,396 and "Financial expense – Monetary and Exchange Adjustments" (Note 27) of R$ 18,310.

(6) FINANCIAL INVESTMENTS

In 2005, through a Private Credit Agreement, the Company acquired the credit arising from the Purchase and Sale of Electric Energy Agreement between Companhia Energética de São Paulo ("CESP") (seller) and CPFL Brasil (purchaser), referring to the supply of energy for a period of 8 years. The amounts handed over by the Company to CESP will be settled using the funds derived from the acquisition of energy produced by that company for CPFL Brasil.

In the parent company, the short-term balance is R$ 38,249 (R$ 34,555 in 2007), and the long-term balance is R$ 87,117 (R$ 97,521 in 2007). The operation is subject to interest of 17.5% p.a., plus the annual variation of the IGP-M, and is amortized in monthly installments of amounts corresponding to the purchase of energy.

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP   **Brazilian**
Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: December 31, 2008**

(7)   RECOVERABLE TAXES

	Parent Company		Consolidated	
	2008	2007	2008	2007
Current				
Social Contribution Prepayments - CSLL	486	501	12,254	8,653
Income Tax Prepayments - IRPJ	1,637	1,351	4,896	10,051
Social Contribution and Income Tax	3,485	-	26,335	10,766
Withholding Income Tax - IRRF	31,479	29,974	69,010	71,825
ICMS (State VAT)	-	-	40,432	64,221
PIS (Tax on Revenue)	-	-	3,323	2,457
COFINS (Tax on Revenue)	9	9	11,095	8,594
INSS (Social Security)	-	-	1,689	1,831
Other	64	64	5,260	3,356
Total	37,160	31,899	174,294	181,754
Noncurrent				
Social Contribution Tax - CSLL	-	-	27,316	24,966
Income Tax - IRPJ	-	-	3,399	840
PIS (Tax on Revenue)	2,787	2,787	2,787	3,044
COFINS (Tax on Revenue)	-	-	-	859
ICMS (State VAT)	-	-	66,942	69,508
Other	-	-	1,504	730
Total	2,787	2,787	101,948	99,947

In noncurrent balance, the Social Contribution balance refers to the successful final outcome of a lawsuit brought by the subsidiary CPFL Paulista. The subsidiary CPFL Paulista is awaiting the evolution of the legal procedures with the Federal Income Office to offset the credit.

(8)   ALLOWANCE FOR DOUBTFUL ACCOUNTS

	Consolidated
Balance as of December 31, 2006	(99,609)
Additions due to acquisition of equity interests	(7,943)
Additional Allowance Recorded	(80,483)
Recovery of Revenue	32,949
Write-off of Accounts Receivable	59,447
Balance as of December 31, 2007	(95,639)
Additional Allowance Recorded	(75,679)
Recovery of Revenue	39,094
Write-off of Accounts Receivable	49,762
Balance as of December 31, 2008	(82,462)

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP   Brazilian
Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   Date: December 31, 2008

(9)   PREPAID EXPENSES

| | Consolidated | | | |
| | Current | | Non current | |
	2008	2007	2008	2007
Regulatory assets - (note 3)	94,106	183,979	88,952	28,647
Other	7,776	18,742	10,258	14,464
Total	101,882	202,721	99,210	43,111

(10) DEFERRED TAXES

10.1- Composition of the income tax and social contribution credits:

| | Parent Company | | Consolidated | |
	2008	2007	2008	2007
Social Contribution Credit on:				
Tax Loss Carryforwards	24,123	15,123	38,828	34,637
Tax Benefit on Merged Goodwill	-	-	199,103	234,114
Temporarily Nondeductible Differences	138	957	84,568	68,592
Subtotal	24,261	16,080	322,499	337,343
Income Tax Credit on:				
Tax Loss Carryforwards	84,493	60,051	94,056	83,091
Tax Benefit of Merged Goodwill	-	-	672,154	714,041
Temporarily Nondeductible Differences	17,101	13,582	250,205	200,218
Subtotal	101,594	73,633	1,016,415	997,350
Credits of PIS and COFINS on:				
Temporarily Nondeductible Differences	-	-	13,966	-
Total	125,855	89,713	1,352,880	1,334,693
Current	14,311	10,107	220,144	168,485
Noncurrent	111,544	79,606	1,132,736	1,166,208
	125,855	89,713	1,352,880	1,334,693

Expected Recovery

The estimates for recovery of the noncurrent deferred tax credits derived from tax loss carryforwards, temporary nondeductible differences and tax benefit on merged goodwill are based on projections of future income examined by the Fiscal Council and approved by the Boards of Directors, as follows:

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP   **Brazilian**
Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: December 31, 2008**

	Parent company	Consolidated
2010	14,807	134,374
2011	15,067	127,128
2012	13,239	100,515
2013	12,684	93,514
2014 to 2016	34,552	236,940
2017 to 2019	21,195	173,085
2020 to 2022	-	109,156
2023 to 2025	-	91,765
2026 to 2028	-	66,259
Total	**111,544**	**1,132,736**

The amount to be realized between 2018 and 2028 refers exclusively to the tax benefit on merged goodwill recorded by the subsidiaries, realized over the term of the concessions.

10.2 - Tax Benefit on Merged Goodwill:

The tax benefit on merged goodwill refers to the tax credit calculated on the merged goodwill on acquisition of permanent interests and is recorded in accordance with CVM Instructions nº 319/99 and nº 349/01. The benefit is realized in proportion to amortization of the merged goodwill, in accordance with the net projected net income of the subsidiaries during the remaining term of the concession, as shown in Note 14.

	Consolidated			
	2008		2007	
	Social Contribution Tax (CSLL)	Income Tax (IRPJ)	Social Contribution Tax (CSLL)	Income Tax (IRPJ)
CPFL Paulista	113,571	315,476	123,187	342,186
CPFL Piratininga	25,285	86,760	27,377	93,863
RGE	47,447	195,943	68,584	195,202
CPFL Santa Cruz	7,126	22,405	8,465	26,616
CPFL Leste Paulista	1,713	4,761	1,964	5,455
CPFL Sul Paulista	1,679	4,663	1,924	5,344
CPFL Jaguari	1,603	4,452	1,837	5,102
CPFL Mococa	679	1,886	776	2,157
CPFL Geração	-	35,808	-	38,116
Total	**199,103**	**672,154**	**234,114**	**714,041**

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP   **Brazilian**
Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: December 31, 2008**

10.3 – Accumulated balances on temporary nondeductible differences:

	Consolidated				
	2008			2007	
	Social Contribution Tax (CSLL)	Income Tax (IRPJ)	PIS and COFINS	Social Contribution Tax (CSLL)	Income Tax (IRPJ)
Reserve for Contingencies	11,506	47,154	-	12,262	44,745
Pension Plan Expenses	4,770	14,247	-	5,914	17,425
Allowance for Doubtful Accounts	6,779	18,831	-	8,883	24,672
Provision for losses on the realization of RTE	239	665	-	404	1,121
Research and Development and Energy Efficiency Programs	16,243	45,114	-	14,000	38,888
Profit Sharing	1,845	5,875	-	1,604	5,138
Differences in Depreciation Rates - RGE (note 12.1)	11,036	30,651	-	11,109	30,859
Regulatory liability - Increase in PIS and COFINS	11,010	30,582	-	8,105	22,512
Provision for overcontracting (Note 3 c.5)	13,456	37,379	13,886	-	-
Tariff Review	2,819	7,830	-	-	-
Effects of Law nº 11.638/07 and MP nº 449/08 (Note 2)	1,153	3,200	80	591	1,642
Other	3,712	8,677	-	5,720	13,216
Total	**84,568**	**250,205**	**13,966**	**68,592**	**200,218**

10.4 - Reconciliation of the amounts of income tax and social contribution reported in the income statements for 2008 and 2007:

	Parent Company			
	2008		2007	
	CSLL	IRPJ	CSLL	IRPJ
Income before taxes	1,465,078	1,465,078	1,854,579	1,854,579
Adjustments to Reflect Effective Rate:				
- Equity on subsidiaries	(1,474,430)	(1,474,430)	(1,855,472)	(1,855,472)
- Intangible asset (goodwill) amortization	102,200	129,208	85,651	111,798
- Other Permanent Additions, net	3,780	3,345	635	596
Calculation base	96,628	123,201	85,393	111,501
Statutory Tax Rate	9%	25%	9%	25%
Tax Debit Result	(8,697)	(30,800)	(7,685)	(27,875)
- Tax Credit Allocated	11,363	34,782	485	13,092
Total	2,666	3,982	(7,200)	(14,783)

	Consolidated			
	2008		2007	
	CSLL	IRPJ	CSLL	IRPJ
Income before taxes	1,921,699	1,921,699	2,472,409	2,472,409
Adjustments to Reflect Effective Rate:				
- Intangible asset (goodwill) amortization	108,259	153,908	86,850	143,646
- CMC Realization	15,856	-	17,802	-
- Effect of Presumed Profit System	(42,479)	(50,969)	(31,999)	(41,320)
- Other Permanent Additions (Exclusions), net	(17,695)	(17,430)	39,261	16,670
Calculation base	1,985,640	2,007,208	2,584,323	2,591,405
Statutory Tax Rate	9%	25%	9%	25%
Tax Debit Result	(178,708)	(501,801)	(232,589)	(647,851)
- Tax Credit Allocated	9,751	34,520	485	53,326
Total	(168,957)	(467,281)	(232,104)	(594,525)

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP   **Brazilian**
Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: December 31, 2008**

Intangible asset (goodwill) amortization - Refers to the amortization of goodwill derived from the acquisition of investee companies, which is nondeductible for the income taxes purposes.

Realization of Complementary Restatement - CMC - Refers to depreciation of the portion of incremental cost of the complementary restatement introduced by Law 8.200/90, which is not deductible for purposes of determination of social contribution.

Tax Credit Allocated – Credit recorded by the Company on tax loss carryforwards in the light of the additional amount calculated as a result of the review of the Company's projections. In the consolidated statements, it relates mainly to the tax benefit of the premium of R$ 40,234 on the merger of SEMESA by the subsidiary CPFL Geração recorded in 2007.

(11) OTHER CREDITS

| | Consolidated | | | |
| | Current | | Noncurrent | |
	2008	2007	2008	2007
Receivables from CESP	24,021	18,277	11,964	27,204
Receivables from BAESA's shareholders	14,147	-	28,296	31,794
Advances - Fundação CESP	5,700	5,732	-	-
Pledges, Funds and Tied Deposits	436	3,137	92,977	121,403
Fund Tied to Foreign Currency Loans	-	-	30,023	17,778
Orders in Progress	16,571	19,018	2,379	-
Services Rendered to Third Parties	19,279	19,979	42	-
Reimbursement RGR	5,309	3,340	766	707
Advance Energy Purchase Agreements	2,548	8,129	40,598	29,845
Other	22,782	33,740	14,285	3,089
Total	**110,793**	**111,352**	**221,330**	**231,820**

Receivables from CESP: Refers to amounts receivable from CESP by the subsidiary CPFL Paulista, deriving from balances of the Income to be Offset account transferred to CESP in 1993. The balance is restated in accordance with the variation of the U.S. dollar, plus interest calculated on 50% of the Quarterly Libor rate, and a spread of 0.40625% p.a., with a final maturity date of January 2010.

Receivables from BAESA's shareholders: From November 1, 2005 to April 30, 2008, differences in the prices used in billing energy sold to the shareholders, different payment terms and other factors resulted in variations in contributions from the shareholders towards the results of the indirect subsidiary BAESA. To settle this question, the BAESA's shareholders agreed in 2007 that the excess contributions made by the subsidiary CPFL Geração should be restated in accordance with the variation in the CDI rate and offset over 36 months as from January, 2009 by an increase in the price of energy billed to the shareholders Alcoa Alumínio, Companhia Brasileira de Alumínio, Camargo Corrêa Cimentos and DME Energética, and a reduction in the price to the subsidiary CPFL Geração. A credit of R$ 31,794 was recorded in 2007, and in June 2008, as a result of the final agreement, the accounts receivable were increased by R$ 7,295, set against "Other Operating Income".

From May 1, 2008, the question of the differences in contribution towards BAESA's income was solved through approval by ANEEL of restructuring of the energy sales contracts, whereby BAESA sells the energy quota corresponding to its participation to the subsidiary CPFL Geração under the

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP   **Brazilian**
Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: December 31, 2008**

same conditions and prices as the other shareholders, and the subsidiary CPFL Geração trades this energy with the subsidiaries CPFL Paulista and CPFL Piratininga.

Advances – Fundação CESP: Refers to advances to employee welfare programs and operational maintenance of the entity.

Pledges, Funds and Tied Deposits: These represent collateral offered to guarantee CCEE operations.

Fund Tied to Foreign Currency Loans: These are guarantees offered when negotiating or renegotiating loans.

Services Rendered to Third Parties: Refers to accounts receivable for services provided to consumers in relation to electric energy distribution.

Refund of RGR: Refers to amounts to be offset in relation to the difference between the RGR - Global Reversal Reserve approved by ANEEL and the amount actually incurred, based on property, plant and equipment in use.

Advance Energy Purchase Agreements: Refers to prepayments of energy purchases by the subsidiaries, which will be liquidated on delivery of the energy to be supplied.

(12) INVESTMENTS

	Parent Company		Consolidated	
	2008	2007	2008	2007
Permanent Equity Interests:				
At equity method	3,048,118	3,074,303	-	-
At cost method	-	-	116,426	114,972
Negative goodwill	(12,828)	(12,828)	(12,828)	(12,828)
Goodwill	1,538,337	1,667,546	-	-
Total	**4,573,627**	**4,729,021**	**103,598**	**102,144**

12.1 - Permanent Equity Interests:

The principal information on the investments in Permanent Equity Interest, in which the Company has an interest of 100%, except for CPFL Santa Cruz for which the interest is 99.99%, is as follows:

Investment	Number of (thousand) Shares held	2008			2008	2007	2008	2007
		Capital	Shareholders Equity	Net Income	Shareholders Equity Interest		Equity in Subsidiaries	
Companhia Paulista de Força e Luz	36,324	36,324	497,388	590,316	497,388	495,511	593,834	817,967
Companhia Piratininga de Força e Luz	53,031,259	54,832	230,538	221,988	230,538	230,538	222,986	323,088
Rio Grande Energia S.A.	807,168	830,924	1,097,274	164,626	1,097,274	1,097,292	164,033	83,932
Companhia Luz e Força Santa Cruz	371,772	38,166	80,135	29,391	80,129	120,124	29,389	12,787
CPFL Geração de Energia S.A.	205,487,716	1,039,618	1,140,074	229,651	1,140,074	1,127,240	229,746	278,922
CPFL Comercialização Brasil S.A.	2,999	2,999	3,598	196,905	3,598	3,598	196,905	237,836
CPFL Atende Centro de Contr. e Atend. Ltda.	1	1	(883)	(884)	(883)	-	(884)	-
Perácio Participações Ltda.	-	-	-	38,421	-	-	38,421	17,498
CPFL Cone Sul (a)	-	-	-	-	-	-	-	2,024
CPFL Serra (b)	-	-	-	-	-	-	-	77,288
Nova 4 (c)	-	-	-	-	-	-	-	4,130
Total					**3,048,118**	**3,074,303**	**1,474,430**	**1,855,472**

a) In May 2007, the Company made a capital contribution to the subsidiary CPFL Brasil, by transferring the full investment in CPFL Cone Sul.

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP **Brazilian**
Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES **Date: December 31, 2008**

b) In 2007, CPFL Serra was merged by the subsidiary RGE, whose results, as from July 2007, are recorded directly by the Company as equity adjustments.

c) In 2007, Nova 4 was merged by the subsidiary CPFL Santa Cruz, whose results, as from November 2007, are recorded directly by the Company as equity adjustments.

The changes in the balance of equity interests are as follows:

	CPFL Paulista	CPFL Piratininga	RGE	Santa Cruz	CPFL Geração	CPFL Brasil	CPFL Atende	Perácio	Total
Permanent Equity Interests - As of December 31, 2007	495,511	230,538	1,097,292	120,124	1,127,240	3,598	-	-	3,074,303
Capital increase	-	-	-	-	-	-	1	-	1
Capital decrease	-	-	-	(39,997)	-	-	-	-	(39,997)
Equity	593,834	222,986	164,033	29,389	229,746	196,905	(884)	38,421	1,474,430
Dividends	(560,872)	(208,578)	(90,419)	(23,010)	(146,380)	(196,905)	-	(38,421)	(1,264,585)
Interest on shareholders' equity	(31,085)	(14,408)	(73,632)	(6,377)	(70,532)	-	-	-	(196,034)
Permanent Equity Interests - As of December 31, 2008	497,388	230,538	1,097,274	80,129	1,140,074	3,598	(883)	-	3,048,118

RGE

Since 2003, the accounting practices of the subsidiary RGE have included revaluation of assets. With the enactment of Law nº 11,638, the accounting practice of revaluation was eliminated, and RGE had the option of reversal on January 1, 2008, as decided in an Extraordinary General Meeting held on November 28, 2008. The reversal aligned RGE's accounting practices with those of the Company.

However, in compliance with CVM Instruction nº 247/96, the Company has been reversing the effects of the revaluation recorded by RGE to realize the equity and consolidation. Even after reversal of revaluation, there is still a difference between the investment held by the Company and the net equity of the subsidiary due to the differences in depreciation rates (rates established by ANEEL and rates in accordance with the revaluation report, respectively). The difference of R$ 80,919 as of December 31, 2008 will be realized in proportion to the full depreciation of the assets.

CPFL Santa Cruz

The Company received R$ 39,997 on July 15, 2008 in relation to reduction of the capital of CPFL Santa Cruz. The objective of the reduction was to adjust the capital structure to bring it into line with the other distributors in the group. The operation was approved at an Extraordinary General Meeting ("AGE") held on June 26, 2008, and did not result in cancellation of shares.

Perácio, CPFL Jaguariúna and subsidiaries

In June 2007, through the subsidiary Perácio, the Company acquired 94,810,080 common shares and 94,810,080 preferred shares of CPFL Jaguariúna, representing 100% of its capital, for the amount of R$ 407,710.

On December 30, 2008, in Authorization Resolution nº 1,737/2008, ANEEL approved corporate restructuring of the subsidiary CPFL Jaguariúna, comprising: i) the merger of Perácio by CPFL Jaguariúna; ii) total spin-off of CPFL Jaguariúna with transfer of the goodwill and the tax benefit to the subsidiaries CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari, CPFL Mococa, CPFL Serviços, CPFL Planalto and Jaguari Geração, and the remaining net equity (assets/liabilities), consisting basically of the investment in the subsidiaries, to the Company; and iii) capital reduction in the subsidiaries CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari and CPFL Mococa of up to R$ 63,000. After conclusion of this transaction, CPFL Energia will hold direct control of the subsidiaries.

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP   **Brazilian**
Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: December 31, 2008**

12.2 - Interest on Shareholders' Equity and Dividend:

	Parent Company					
	Dividend		Interest on Shareholders' Equity		Total	
Subsidiaries	**2008**	**2007**	**2008**	**2007**	**2008**	**2007**
CPFL Paulista	276,441	405,108	13,213	13,447	289,654	418,555
CPFL Piratininga	121,795	151,397	6,127	6,124	127,922	157,521
RGE	27,803	44,322	31,307	49,350	59,110	93,672
CPFL Santa Cruz	19,925	32,541	2,411	4,670	22,336	37,211
CPFL Geração	184,379	145,623	59,953	29,605	244,332	175,228
CPFL Brasil	123,918	108,678	-	-	123,918	108,678
Perácio	17,660	17,498	-	-	17,660	17,498
Total	**771,921**	**905,167**	**113,011**	**103,196**	**884,932**	**1,008,363**

In 2008, the Company received R$ 1,554,643 in respect of (i) the total balance of 2007 dividends receivable, and (ii) an interim dividend and interest on shareholders' equity declared and provisioned in the first semester 2008. The subsidiaries declared dividends and interest on shareholders' equity of R$ 1,467,271 (R$ 1,437,866, net of withholding tax).

12.3 – Advance for Future Capital Increase – AFAC

The Company has AFAC credits of R$ 409,310 with Perácio, recorded in 2007, in order to facilitate acquisition of 100% of the capital of CPFL Jaguariúna.

12.4 – Investment at cost

Refers mainly to the indirect subsidiary Paulista Lajeado Energia S.A.'s 5.91% participation in the total capital of Investco S/A, comprising 25,829 common shares and 16,412 preferred shares (see Note 1 – Operations for further details of the investment). This investment is recorded on a cost basis. Due to the participation of minority shareholders in the form of (i) preferred shares representing 40.07% of the total capital of Paulista Lajeado, and (ii) beneficiaries (founder-shares) who assign the right to 10% of net income before profit sharing, these effects, totaling R$ 76,897, were registered in consolidated financial statements in the Non-Controlling Shareholders Interest liabilities. The Company and its subsidiaries performed impairment tests as described in item 14.2.

12.5 – Goodwill

The goodwill refers mainly to the acquisition of investments (right to operate the concessions). In the consolidated financial statements, these amounts were reclassified to Intangible Assets, as described in Note 14.

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP   **Brazilian**
Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: December 31, 2008**

(13) PROPERTY, PLANT AND EQUIPMENT

	Consolidated			2007
	2008			
	Historical Cost	Accumulated Depreciation	Net Value	Net Value
In Service				
- **Distribution**	7,856,250	(4,021,720)	3,834,530	3,623,139
Land	52,034	-	52,034	52,464
Buildings, Constructions and Improvements	174,058	(104,655)	69,403	77,278
Machinery and Equipment	7,525,057	(3,841,846)	3,683,211	3,461,062
Vehicles	75,850	(57,985)	17,865	19,330
Furniture and Fixtures	29,251	(17,234)	12,017	13,005
- **Generation**	2,104,478	(195,410)	1,909,068	1,343,451
Land	29,777	-	29,777	15,394
Reservoirs, Dams and Pipeline	778,853	(59,868)	718,985	678,007
Buildings, Constructions and Improvements	548,796	(43,811)	504,985	196,519
Machinery and Equipment	744,100	(90,112)	653,988	451,551
Vehicles	1,085	(638)	447	691
Furniture and Fixtures	1,867	(981)	886	1,289
- **Commercialization**	195,036	(81,314)	113,722	124,988
Land	276	-	276	277
Buildings, Constructions and Improvements	13,361	(9,542)	3,819	4,288
Machinery and Equipment	166,648	(63,921)	102,727	112,832
Vehicles	7,252	(4,477)	2,775	3,402
Furniture and Fixtures	7,499	(3,374)	4,125	4,189
- **Administration**	152,561	(96,973)	55,588	52,279
Land	4,833	(987)	3,846	3,301
Buildings, Constructions and Improvements	63,404	(34,041)	29,363	27,351
Machinery and Equipment	31,273	(24,298)	6,975	7,568
Vehicles	10,302	(5,414)	4,888	2,294
Furniture and Fixtures	42,749	(32,233)	10,516	11,765
- **Leased assets**	940,455	(241,218)	699,237	722,093
Land	4,675	-	4,675	4,675
Reservoirs, Dams and Pipeline	105,853	(22,650)	83,203	85,321
Buildings, Constructions and Improvements	523,039	(121,779)	401,260	412,734
Machinery and Equipment	306,795	(96,741)	210,054	219,310
Vehicles	14	(14)	-	-
Other	79	(34)	45	53
	11,248,780	(4,636,635)	6,612,145	5,865,950
In Progress				
- Distribution	265,767	-	265,767	203,867
- Generation	692,458	-	692,458	801,336
- Commercialization	15,559	-	15,559	9,739
- Administration	32,459	-	32,459	22,010
	1,006,243	-	1,006,243	1,036,952
Subtotal	12,255,023	(4,636,635)	7,618,388	6,902,902
Special Obligations linked to the Concession			(1,004,041)	(919,096)
Total Property, Plant and Equipment			6,614,347	5,983,806

The assets and installations used for generation, distribution and sales are tied to these services, and may not be removed, disposed of, assigned or given in mortgage guarantee without prior

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP   **Brazilian**
Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: December 31, 2008**

authorization from the Regulatory Agency. ANEEL regulates the release of assets and concessions of the Public Electric Energy Service, granting prior authorization for the release of assets that are of no use to the concession, when intended for sale, establishing that the proceeds of the sale should be deposited in a tied bank account for investment in the concession.

The average depreciation rate of the assets is approximately 5.00% p.a. for the distributors and 2.6% p.a. for the generators.

Leased Assets: In the consolidated financial statements, the leased assets refer principally to the assets of the Serra da Mesa Plant, leased to the concession holder (Furnas), for a 30-year period, ending in 2028 (see details in note 1). The risks and benefits related to these assets were not transferred to the lessee and the assets are depreciated over their estimated useful life at annual rates defined by ANEEL, and in accordance with general conditions of the concession agreement held by FURNAS.

On termination of the concession, these assets and facilities revert to the Granting Authority, in return for compensation.

Construction in progress: The consolidated balance mainly refers to work in progress on the projects of the operating subsidiaries and/or those under development, particularly the Foz do Chapecó generation project, with total property, plant and equipment of R$ 1,237,829 (R$ 631,293 proportional to the participation of the subsidiary CPFL Geração).

The interest on the loans taken by the projects to finance the construction is being or has been capitalized during the construction phase, and a total of R$ 77,299 (R$ 29,976 in 2007) was recorded in the consolidated financial statements.

Special Obligations linked to the Concession - Represent the amounts received from consumers and donations not linked to any return, and subsidies for funding investments to respond to applications for electric energy supply in the distribution business. As from the second Tariff Review cycle, the effects of the quotas for reintegration of the values of assets formed with funds from the Special Obligations, irrespective of the date of formation, are eliminated in the accounts by amortization of these obligations.

Concession Agreements: On signing their respective Concession Agreements, the jointly-controlled subsidiaries CERAN, ENERCAN, BAESA and Foz do Chapecó and the indirect subsidiary Paulista Lajeado assumed obligations to the Federal Government in relation to the granting of the concession, as "Public Utilities". The liabilities are restated annually by the variation in the General Market Price Index – IGP-M and as of December 31, 2008 are as follows:

	Public utilities liabilities						
	Annual amount		Total amount		Payment		
Companies	Total	CPFL Energia interest	Total	CPFL Energia interest	Number of installment	Begin	Final
CERAN	6,282	4,083	182,178	118,416	348	Mar/2007	Feb/2036
ENERCAN	1,656	807	47,058	22,928	341	Jun/2006	Oct/2034
BAESA	17,016	4,255	493,464	123,395	348	Jun/2007	May/2036
Foz do Chapecó	34,392	17,540	962,976	491,118	336	Dec/2008	Nov/2036
Paulista Lajeado (*)	239	129	6,922	3,739	348	Jan/2004	Jan/2033
TOTAL	**59,585**	**26,814**	**1,692,598**	**759,596**			

(*) The total amount relates to the Paulista Lajeado's interest of 6.93% on the concession agreement.

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP   **Brazilian**
Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: December 31, 2008**

The subsidiaries CERAN, ENERCAN, BAESA and Paulista Lajeado record the amounts as expenses in accordance with the contractual maturities.

Impairment test

As of December 31, 2008, the Company conducted impairment tests on property, plant and equipment, as described in Note 14.2.

(14) INTANGIBLE ASSETS

	Parent company		Consolidated	
	2008	2007	2008	2007
Intangible concession asset	-	-	2,386,482	2,578,511
Other intangible assets	380	6,412	313,654	277,414
Total	**380**	**6,412**	**2,700,136**	**2,855,925**

14.1 Breakdown of the Intangible Concession Asset

	Consolidated					
	2008			2007	Annual amortization rate	
	Historical Cost	Accumulated Amortization	Net Value	Net Value	2008	2007
INTANGIBLE ASSET OF CONCESSION						
Intangible asset acquired, not merged						
Parent company						
CPFL Paulista	304,861	(59,539)	245,322	266,153	6.23%	6.63%
CPFL Piratininga	39,065	(7,446)	31,619	34,235	6.70%	6.25%
CPFL Geração	54,555	(11,405)	43,150	46,519	6.21%	6,17%
RGE	3,150	(191)	2,959	3,150	6.07%	-
Other	26	(2)	24	26	0% to 11.81%	-
	401,657	(78,583)	323,074	350,083		
Subsidiaries						
CPFL Jaguariúna	142,793	(21,978)	120,815	137,677	11.81%	7.33%
ENERCAN	10,233	(914)	9,319	9,814	4.83%	4,10%
Barra Grande	3,081	(649)	2,432	2,636	6.65%	7,18%
Foz do Chapecó	7,319	-	7,319	7,319	-	-
Other	17,518	(10,318)	7,200	8,279	4.99% to 11.65%	4.99% to 12.12%
	180,944	(33,859)	147,085	165,725		
	582,601	(112,442)	470,159	515,808		
Intangible asset acquired and merged – Deductible						
Subsidiaries						
RGE	1,120,266	(700,284)	419,982	442,667	4.50%	3.67%
CPFL Geração	426,450	(186,986)	239,464	254,900	5.74%	5.26%
	1,546,716	(887,270)	659,446	697,567		
Intangible asset acquired and merged – Reassessed						
Parent company						
CPFL Paulista	1,074,026	(283,336)	790,690	857,635	6.23%	6.63%
CPFL Piratininga	115,762	(22,066)	93,696	101,448	6.70%	6.25%
RGE	310,127	(28,891)	281,236	299,410	5.88%	3.06%
CPFL Santa Cruz	61,685	(12,044)	49,641	58,970	15.12%	15.55%
	1,561,600	(346,337)	1,215,263	1,317,463		
Subsidiaries						
CPFL Leste Paulista	21,131	(8,561)	12,570	14,402	8.67%	8.38%
CPFL Sul Paulista	20,941	(8,633)	12,308	14,107	8.59%	8.44%
CPFL Jaguari	20,026	(8,272)	11,754	13,468	8.56%	8.43%
CPFL Mococa	8,444	(3,462)	4,982	5,696	8.49%	8.48%
	70,542	(28,928)	41,614	47,673		
Subtotal	**1,632,142**	**(375,265)**	**1,256,877**	**1,365,136**		
Total	**3,761,459**	**(1,374,977)**	**2,386,482**	**2,578,511**		

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP   **Brazilian**
Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: December 31, 2008**

Until December 31, 2007, amounts related to the goodwill on the acquisition or increase in equity interest were recorded under Investments ("Goodwill") and Property, plant and equipment ("Other assets not tied to the concession"). Since the enactment of Law nº 11,638/07 and the publication of CPC 04 Intangible Assets, in 2008, these amounts are defined and classified as intangible assets.

- **Intangible concession asset**

    Corresponds to the difference between the amount paid and the equity of acquired companies on the respective acquisition dates, as well as the future benefit held by the parent company of the right to exploit the concession. Classified as intangible assets with a fixed useful life, amortized in proportion to the net income curves projected for the remaining term of the concession contract. The intangible assets related to granting of concession are as follows:

    - Intangible asset acquired, not merged

    The parent company's balance refers mainly to the goodwill on acquisition of all the shares held by CPFL Geração's minority shareholders in June 2005, CPFL Paulista and CPFL Piratininga in November 2005 and RGE in December 2007. The consolidated balances include the intangible asset on CPFL Jaguariúna's acquisition. These intangible assets were not subject to a merger process.

    - Intangible asset acquired and merged – Deductible

    Relates to the goodwill on the acquisition of the subsidiaries that was merged with the respective net equities, without application of CVM Instructions 319/99 and 349/01, that is, without segregation of the amount corresponding to the tax benefit.

    - Intangible asset acquired and merged – Reassessed

    In order to comply with ANEEL instructions and avoid the goodwill amortization resulting from the merger of a subsidiary by the parent company causing a negative impact on dividends paid to the shareholders, the subsidiaries apply the concepts of CVM Instructions nº 319/99 and nº 349/01 in relation to this goodwill. Accordingly, a reserve was recorded to maintain the integrity of the subsidiaries' equity, so that the effect on the equity reflects the tax benefit of the merged goodwill. These changes affected the Company's investment in the subsidiaries, and goodwill was recorded in the parent company in order to restore it.

- **Other intangible assets**

    The balance mainly comprises software, with a defined useful life, and amortization of 20% a year, and by rights of way, with indefinite useful life, recovery of which is analyzed in accordance with CPC 01 Impairment of Assets.

The changes in intangible assets for fiscal year 2008 are shown below:

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP   **Brazilian**
Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: December 31, 2008**

	2007	Addition	Disposal	Amortization	2008
Intangible asset acquired, not merged					
Historical cost	582,601	-	-	-	582,601
Accumulated Amortization	(66,793)	-	-	(45,649)	(112,442)
	515,808	-	-	(45,649)	470,159
Intangible asset acquired and merged – Deductible					
Historical cost	1,546,716	-	-	-	1,546,716
Accumulated Amortization	(849,149)	-	-	(38,121)	(887,270)
	697,567	-	-	(38,121)	659,446
Intangible asset acquired and merged – Reassessed					
Historical cost	1,632,142	-	-	-	1,632,142
Accumulated Amortization	(267,006)	-	-	(108,259)	(375,265)
	1,365,136	-	-	(108,259)	1,256,877
Subtotal	2,578,511	-	-	(192,029)	2,386,482
Other intangible assets					
Historical cost	423,318	79,823	(6,412)	-	496,729
Accumulated Amortization	(145,904)	-	-	(37,171)	(183,075)
	277,414	79,823	(6,412)	(37,171)	313,654
TOTAL	2,855,925	79,823	(6,412)	(229,200)	2,700,136

14.2 Analysis of the recoverable value

In accordance with CPC 01 Impairment of Assets, for purposes of analysis of recovery, the lowest level of cash generating unit taken into consideration was each of the concessions held, analyzed individually. The intangible asset recorded for the parent company was allocated, for purposes of this analysis, to each of these units.

The estimates of the recoverable values of the cash generating units were based on the value in use, namely the present value of the estimated future cash flows for these assets, and on the assumptions listed below. The amounts allocated to these assumptions represent Management's assessment of the future trends in the electricity sector and are based on both external information sources and historical data.

The projections of the cash flows were based on the operating results and projections of the Company and its subsidiaries to the end of the respective concessions, and the following main assumptions:

- Macroeconomic scenarios developed by reputable market consultants;

- Organic growth compatible with the historic data and prospects of growth of the Brazilian economy; and

- Average discount rate obtained by using methodology normally applied by the market, taking into consideration the average weighted cost of capital.

The recoverable value of these assets exceeds their book value, and there are therefore no losses due to devaluation to be recorded.

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP   Brazilian
Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   Date: December 31, 2008

(15) SUPPLIERS

	Consolidated	
	2008	2007
Current		
System Service Charges	32,326	6,126
Energy Purchased	631,554	572,498
Electricity Network Usage Charges	150,346	94,931
Materials and Services	114,819	148,174
Regulatory Liability (note 3)	29,216	35,609
Other	24,083	10,616
Total	**982,344**	**867,954**
Noncurrent		
Regulatory Liability (note 3)	-	223
Electricity Network Usage Charges	85,311	-
	85,311	223

Charges for Use of the Distribution System – The changes are due mainly to the recording of R$ 116,706 in relation to the pass-through to CTEEP, as mentioned in Note 5.

(16) INTEREST, LOANS AND FINANCING

								Consolidated					
							2008				2007		
	Issued	Remuneration	Effective rate	Amortization Conditions	Collateral	Interest	Current	Noncurrent	Total	Interest	Current	Noncurrent	Total
Parent Company													
3rd Issue													
Unique series	45,000	CDI + 0.45% p.a. (1)	CDI + 0.53%	3 annual installments from September 2012	Unsecured	20,047	-	450,000	470,047	15,983	-	450,000	465,983
CPFL Paulista													
2nd Issue													
1st series	11,968	109% of CDI	109% CDI + 0.24% p.a.	July 1, 2009	Unsecured	8,606	119,680	-	128,286	7,109	-	119,680	126,789
2nd series	13,032	IGP-M + 9.8% p.a.	IGP-M + 10.04% p.a.	July 1, 2009	Unsecured	8,430	170,599	-	179,029	7,368	-	155,217	162,585
3rd Issue													
1st series	64,000	104.4% of CDI	104.4% CDI + 0.05% p.a.	3 annual installments from December 2011	CPFL Energia guarantee	7,083	-	640,000	647,083	5,328	-	640,000	645,328
						24,119	290,279	640,000	954,398	19,805	-	914,897	934,702
CPFL Piratininga													
1st Issue													
1st series	40,000	104.4% of the CDI	104.4% CDI + 0.16% p.a.	2 annual installments from January 2010	CPFL Energia guarantee	27,176	-	400,000	427,176	22,641	-	400,000	422,641
2nd Issue													
Unique series	1	106.45% of the CDI	106.45% CDI + 0.26% p.a.	May 2, 2011	Unsecured	3,479	-	100,000	103,479	-	-	-	-
						30,655	-	500,000	530,655	22,641	-	400,000	422,641
RGE													
2nd Issue													
1st series	2,620	IGP-M + 9.6% p.a.	IGP-M + 9.73% p.a.	April 1st, 2011	Unsecured	2,033	1,903	26,200	30,136	3,660	-	26,200	29,860
2nd series	20,380	106.0% of CDI	106% CDI + 0.12% p.a.	April 1st, 2009	Unsecured	7,058	203,800	-	210,858	5,584	-	203,800	209,384
3rd Issue													
1st series	1	CDI + 0.60% p.a. (2)	100% CDI + 0.71% p.a.	3 annual installments from December 2011	CPFL Energia guarantee	1,110	-	100,000	101,110	888	-	100,000	100,888
2nd series	1	CDI + 0.60% p.a. (3)	100% CDI + 0.71% p.a.	3 annual installments from December 2011	CPFL Energia guarantee	9,671	-	140,000	149,671	-	-	-	-
3rd series	1	CDI + 0.60% p.a. (4)	100% CDI + 0.71% p.a.	3 annual installments from December 2011	CPFL Energia guarantee	2,290	-	40,000	42,290	-	-	-	-
4th series	1	CDI + 0.60% p.a. (5)	100% CDI + 0.84% p.a.	3 annual installments from December 2011	CPFL Energia guarantee	1,711	-	50,000	51,711	-	-	-	-
5th series	1	CDI + 0.60% p.a. (5)	100% CDI + 0.84% p.a.	3 annual installments from December 2011	CPFL Energia guarantee	1,711	-	50,000	51,711	-	-	-	-
						25,584	205,703	406,200	637,487	10,132	-	330,000	340,132
CPFL Geração													
2nd Issue	69,189	TJLP + 4 to 5% p.a.	TJLP to 5% p.a.	Semiannual with settlement in June 2009	CPFL Energia guarantee, Receivables and CPFL Geração common nominal shares	645	80,930	-	81,575	1,720	150,416	80,758	232,894
BAESA													
1st Serie	9,000	100% of the CDI + 0.3%	100% CDI + 0.43% p.a.	Quarterly with settlement in August 2016	Letters of Guarantee	532	3,164	21,359	25,055	1,008	3,164	25,560	29,732
2nd Serie	9,000	100% of the CDI + 0.4%	106% CDI + 0.12% p.a.	Annually with settlement in August 2016	Letters of Guarantee	530	-	9,331	9,861	235	1,037	7,257	8,529
						1,062	3,164	30,690	34,916	1,243	4,201	32,817	38,261
						102,112	580,076	2,026,890	2,709,078	71,524	154,617	2,208,472	2,434,613

The Company and its subsidiaries hold swap converting the local cost of currency variation to interest tax variation in reais, corresponding to

(1) 104.4% of CDI (3) 104.85% of CDI (5) 104.87% of CDI
(2) 105.7% of CDI (4) 104.9% of CDI

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

STANDARD FINANCIAL STATEMENTS – DFP **Brazilian Corporation Law**

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES **Date: December 31, 2008**

At cost	Consolidated 2008	2007	Remuneration	Amortization	Collateral
Local currency					
BNDES - Power Increases					
CPFL Geração	30,635	33,102	TJLP + 3.1% to 4.3% p.a.	36 a 84 monthly installments from February 2003 to December 2008	Guarantee of CPFL Energia and Paulista
CPFL Geração	469	600	UMBND + 3.5% to 4.0% p.a.	72 and 84 monthly installments from February 2003 and September 2004	Guarantee of CPFL Energia and Paulista
BNDES - Investment					
CPFL Paulista - FINEM I	-	1,700	TJLP + 3.25% p.a.	78 monthly installments from October 2000 and October 2001	Revenue
CPFL Paulista - FINEM II	127,157	190,161	TJLP + 5.4% p.a.	48 monthly installments from January 2007	Guarantee of CPFL Energia and receivables
CPFL Paulista - FINEM III	134,356	125,574	TJLP + 3.3% p.a.	72 monthly installments from January 2008	Guarantee of CPFL Energia and receivables
CPFL Paulista - FINEM IV	100,498	-	TJLP + 3.28% to 3.4% p.a.	60 monthly installments from January 2010	Guarantee of CPFL Energia and receivables
RGE - FINEM I - "A"	89,605	136,740	TJLP + 4.5% to 5.0% p.a.	60 monthly installments from December 2005 to December 2012	Revenue collection / Reserve account
RGE - FINEM I - "B"	-	4,062	UMBNDES + 4.5% p.a. (1)	36 monthly installments from February 2006 to January 2009	Revenue collection / Reserve account
RGE - FINEM IV	96,481	-	TJLP + 3.28% to 3.4% p.a.	60 monthly installments from January 2010 to December 2014	Revenue collection / Guarantee of CPFL Energia
CPFL Piratininga - FINEM I	47,349	70,808	TJLP + 5.4%p.a.	48 monthly installments from January 2007	Guarantee of CPFL Energia and receivables
CPFL Piratininga - FINEM II	79,813	87,937	TJLP + 3.3% p.a.	72 monthly installments from January 2008	Guarantee of CPFL Energia and receivables
CPFL Piratininga - FINEM III	54,768	-	TJLP + 3.28% to 3.4% p.a.	60 monthly installments from January 2010	Guarantee of CPFL Energia and receivables
CPFL Santa Cruz	2,275	-	TJLP + 2.9% p.a.	54 monthly installments from December 2010	Guarantee of CPFL Energia
CPFL Santa Cruz	36,677	-	CDI + 1.10% p.a.	1 installment in June 2011	Guarantee of CPFL Energia
BAESA	151,561	166,751	TJLP + 3.125%p.a.	144 monthly installments from September 2006	Letters of Credit
BAESA	42,015	34,725	UMBND + 3.125% p.a. (2)	144 monthly installments from November 2006	Letters of Credit
ENERCAN	340,007	372,079	TJLP + 4%p.a.	144 monthly installments from April 2007	Letters of Credit
ENERCAN	27,663	22,688	UMBND + 4% p.a.	144 monthly installments from April 2007	Letters of Credit
CERAN	289,519	277,903	TJLP + 5% p.a.	168 monthly installments from December 2005	Guarantee of CPFL Energia
CERAN	56,605	40,703	UMBND + 5% p.a. (2)	168 monthly installments from February 2006	Guarantee of CPFL Energia
CERAN	127,026	104,116	TJLP + 3.69% p.a. (average of percentage)	168 monthly installments from November 2008	Guarantee of CPFL Energia
Foz do Chapecó	536,829	245,032	TJLP + 2.49% to 2.95% p.a.	192 monthly installments from October 2011	Pledge of shares, credit rights and revenue
CPFL Mococa	3,015	-	TJLP + 2.9% p.a.	54 monthly installments from January 2011	Guarantee of CPFL Energia and receivables
CPFL Jaguari	2,495	-	TJLP + 2.9% p.a.	54 monthly installments from December 2010	Guarantee of CPFL Energia and receivables
CPFL Leste Paulista	2,004	-	TJLP + 2.9% p.a.	54 monthly installments from June 2011	Guarantee of CPFL Energia and receivables
CPFL Sul Paulista	2,004	-	TJLP + 2.9% p.a.	54 monthly installments from June 2011	Guarantee of CPFL Energia and receivables
BNDES - Regulatory asset					
CPFL Paulista - Parcel "A"	-	139,760	Selic + 1% p.a.	13 monthly installments from May 2007	Receivables
RGE - Free Energy	-	494	Selic + 1% p.a.	60 monthly installments from March 2003	Revenue collection
CPFL Sul Paulista - RTE	-	2,267	Selic + 1% p.a.	79 monthly installments from March 2002	Receivables
CPFL Geração - Free Energy	-	358	Selic + 1% p.a.	60 monthly installments from March 2003	Guarantee of CPFL Paulista
BNDES - Purchase of assets					
CPFL Brasil	3,580	885	TJLP + 1.94% to 2.84% p.a.	36 monthly installments from May 2009	Linked to the asset acquired
Furnas Centrais Elétricas S.A.					
CPFL Geração	141,657	159,184	IGP-M + 10% p.a.	24 monthly installments from June 2008	Energy produced by plant
Financial Institutions					
CPFL Paulista					
Banco do Brasil - Law 8727	47,548	49,675	IGPM variation + 7.42% p.a.	240 monthly installments from May 1994	Receivables
RGE					
Banco Itaú BBA	-	103,425	106.0% of CDI	1 installment in March 2011	No guarantee
Banco Santander II	-	57,690	104.5% of CDI	1 installment in January 2008	No guarantee
Banco ABN AMRO Real	-	84,419	107.5% of CDI (3)	2 installment in January and 1 installment in February 2008	No guarantee
Banco do Brasil	-	38,481	105% of CDI	1 installment in January 2008	No guarantee
CPFL Geração					
Banco Itaú	101,650	-	106.0% of CDI	1 installment in March 2011	Guarantee of CPFL Energia
CERAN					
Banco Bradesco	52,835	-	CDI + 2% p.a.	24 monthly installments from November 2008	No guarantee
Foz do Chapecó					
Banco Bradesco	-	88,512	104.6% and 107.6% of CDI	1 installment in January 2008	No guarantee
Other					
Eletrobrás					
CPFL Paulista	8,887	11,369	RGR + rate variable of 6% to 9% p.a.	Monthly installments until July 2016	Receivables/Promissory notes
CPFL Piratininga	1,903	2,444	RGR + 6% p.a.	Monthly installments until July 2016	Receivables/Promissory notes
RGE	11,309	5,183	RGR + 6% p.a.	Monthly installments until June 2020	Receivables/Promissory notes
CPFL Santa Cruz	5,509	6,764	RGR + 5% p.a.	Monthly installments until April 2018	Revenue
CPFL Leste Paulista	1,136	1,250	RGR + 6% p.a.	Monthly installments until January 2018	Receivables/Promissory notes
CPFL Sul Paulista	1,694	1,892	RGR + 6% p.a.	Monthly installments until July 2018	Receivables/Promissory notes
CPFL Jaguari	35	39	RGR + 6% p.a.	Monthly installments until May 2017	Receivables/Promissory notes
CPFL Mococa	320	356	RGR + 6% p.a.	Monthly installments until January 2018	Receivables/Promissory notes
Other	35,074	26,639			
Local Currency - At cost	2,792,963	2,695,767			
	-	-			
Foreign currency					
IDB - Enercan	78,903	63,196	US$ + Libor + 3.5% p.a.	49 quarterly installments from June 2007	Guarantee of CPFL Energia
Financial Institutions					
CPFL Paulista (4)					
Debt Conversion Bond	9,807	9,610	US$ + 6-month Libor + 0.875% p.a.	17 semiannual installments from April 2004	Revenue/Government SP guaranteed
New Money Bond	370	845	US$ + 6-month Libor + 0.875% p.a.	17 semiannual installments from April 2001	Revenue/Government SP guaranteed
FLIRB	375	857	US$ + 6-month Libor + 0.8125% p.a.	13 semiannual installments from April 2003	Revenue/Government SP guaranteed
C-Bond	13,881	12,434	US$ + 8% p.a.	21 semiannual installments from April 2004	Revenue/Government SP guaranteed
Discount Bond	20,533	15,650	US$ + 6-month Libor + 0.8125% p.a.	1 installment in April 2024	Escrow deposits and revenue/ Gov.SP guarantee
PAR-Bond	29,569	22,412	US$ + 6% p.a.	1 installment in April 2024	Escrow deposits and revenue/ Gov.SP guarantee
Foz de Chapecó					
Banco Bradesco	-	62,451	US$ + 6.5% and 3.99% p.a. (5)	1 installment in January 2008	No guarantee
Foreign currency - At cost	153,438	187,455			
Total at cost	2,946,401	2,883,222			
Foreign currency **At fair Value**					
Financial institution					
Parent Company					
Banco do Brasil	-	181,642	Yen + 5.7778% p.a. (9)	1 installment in September 2008	No guarantee
CPFL Paulista					
Banco do Brasil	131,435	82,180	Yen + 5.7778% p.a. (6)	1 installment in January 2011	No guarantee
Banco ABN AMRO Real	490,276	326,063	Yen + 1.4824% p.a. (7)	1 installment in January 2012	No guarantee
CPFL Piratininga					
Banco BNP Paribas	60,548	-	US$ + 4.10% p.a. (8)	1 installment in February 2009	Promissory notes
RGE					
Banco do Brasil	46,687	26,958	Yen + 5.7778% p.a. (9)	1 installment in September 2009	No guarantee
CPFL Geração					
Banco do Brasil	787,887	306,662	Yen + 2.5% to 5.8% p.a. (10)	Installments from April 2010 to January 2011	Guarantee of CPFL Energia
Foreign currency - Fair value	1,516,833	923,505			
Total - Consolidated	4,463,234	3,806,727			

The Company and its subsdiaries hold swap converting the local cost of currency variation to interest tax variation in reais, corresponding to

(1) 121.5% of CDI	(5) 104.5% and 107.6% of CDI	(8) 106.0% of CDI
(2) 114.0% to 133.98% of CDI	(6) 104.5% of CDI	(9) 103.5% of CDI
(3) 107.5% of CDI	(7) 102.9% of CDI	(10) 104.2% and 104.5% of CDI

(4) As certain assets are dollar indexed (Note 10), a partial swap of R$ 14,953 was contracted, converting the currency variation to 99.4% and 102.5 % of the CDI.

As shown in the breakdown in the figures above, the Company and its subsidiaries, in compliance with CPC 14 Financial Instruments, classified their debts as (i) financial liabilities not measured at

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP   Brazilian
Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   Date: December 31, 2008

fair value (or measured at cost), and (ii) financial liabilities calculated at fair value through profit or loss.

The objective of classification as financial liabilities measured at fair value is to compare the effects of recognition of income and expenses derived from marking to market the derivatives used as a hedge tied to the respective debts in order to obtain more relevant and consistent accounting information. The following figure provides additional information as to the cost value of the debts and the comparison with the respective fair values:

	2008				
	Value at cost				
		Principal			
Foreign currency	Interest - Current and noncurrent	Current	Noncurrent	Total	Fair value (accounting balance)
At fair value					
CPFL Paulista					
Banco do Brasil	5,993	-	126,152	132,145	131,435
Banco ABN AMRO Real	10,800	-	529,834	540,634	490,276
CPFL Piratininga					
Banco BNP Paribás	1,943	58,424	-	60,367	60,548
RGE					
Banco do Brasil	3,215	43,551	-	46,766	46,687
CPFL Geração					
Banco do Brasil	36,883	-	761,665	798,548	787,887
Subtotal Foreign currency - Consolidated	58,834	101,975	1,417,651	1,578,460	1,516,833

The changes in the fair values of these debts are recorded in the financial income (expense) of the Company and its subsidiaries. The gains obtained by marking these debts to market (R$ 61,627) are offset by the effects of R$ 73,885 obtained by marking to market the derivative financial instruments contracted as a hedge against exchange and interest variations (Note 32), generating a net loss of R$ 12,258.

Main funding:

Local currency

BNDES – Investment FINEM III (CPFL Paulista) - The subsidiary obtained approval for financing of R$ 156,543 from the Banco Nacional de Desenvolvimento Econômico e Social ("BNDES") in 2007, as part of a FINEM credit line, to be invested in the expansion and modernization of the Electric Energy System. The subsidiary received the remaining amount of R$ 31,701 during the year. The interest was paid quarterly until December 15, 2007 and as from January 15, 2008 the payments are made monthly.

BNDES –FINEM IV Investment (CPFL Paulista) - The subsidiary obtained approval for financing of R$ 345,990 from the BNDES in 2008, part of a FINEM credit line, to be invested in the expansion and modernization of the Electricity System. The subsidiary received the amount of R$ 100,000 and the remaining balance of R$ 245,990 is scheduled for release by the end of 2009. The interest will be paid quarterly and amortized monthly as from January 15, 2010.

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP   **Brazilian**
Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: December 31, 2008**

BNDES – Investment FINEM IV – (RGE) – The subsidiary obtained approval for financing of R$ 258,418 BNDES in 2008, part of a FINEM credit line, to be invested in the expansion and modernization of the Electricity System. The subsidiary received the amount of R$ 96,000 and the remaining balance of R$ 162,418 is scheduled for release by the end of 2009. The interest will be paid quarterly and amortized monthly as from January 15, 2010.

BNDES – Investment FINEM II (CPFL Piratininga) – The subsidiary CPFL Piratininga obtained approval for financing of R$ 94,327 from the BNDES in 2007, as part of a FINEM credit line, to be invested in the expansion and modernization of the Electric Energy System. The subsidiary received the remaining balance of R$ 6,811 during the year. The interest was paid quarterly to December 15, 2007, and amortized monthly as from January 15, 2008.

BNDES – Investment FINEM III (CPFL Piratininga) – The subsidiary obtained approval for financing of R$ 155,178 from the BNDES in 2008, part of a FINEM credit line, to be invested in the expansion and modernization of the Electricity System. The subsidiary has received the amount of R$ 54,500 to date, and the remaining balance of R$ 100,678 is scheduled for release by the end of 2009. The interest will be paid quarterly until December 31, 2009, and will be amortized monthly from January 15, 2010.

BNDES - Investment (CERAN) – Installments of the loan from the BNDES contracted in February 2004 for financing of the 14 de Julho project, amounting to R$ 21,327 (R$ 13,863 in proportion to the participation of CPFL Geração), were released in 2008. The remaining balance of R$ 4,400 (R$ 2,860 in proportion to the participation of CPFL Geração) is scheduled for release in January 2009. The interest and principal have been paid monthly since November 2008.

BNDES - Investment (Foz do Chapecó) – Installments of the total loan of R$ 1,655,838 approved by the BNDES in July 2007 for financing of the construction work on the Foz do Chapecó Hydropower Plant, amounting to R$ 513,117 (R$ 261,690 in proportion to the participation of CPFL Geração) were released in 2008. The remaining balance of R$ 645,048 (R$ 328,974 in proportion to the participation of the subsidiary CPFL Geração) is scheduled for release by October 2010. The interest and principal will be paid monthly as from October 2011.

Financial Institutions (CPFL Santa Cruz) – The subsidiary contracted a loan of R$ 34,000 from Banco HSBC, in order to finance working capital requirements. The interest will be paid in a single installment, together with the principal, in June 2011.

Financial Institutions (CPFL Geração) – Relates to a bank credit bill of R$ 100,000 issued in April 2004 by the subsidiary RGE in favor of Banco Itaú, which was assumed by the subsidiary CPFL Geração in November 2008 through a private agreement for the assumption of debt, with discharge scheduled for March 2011.

Financial Institutions (CERAN) – CERAN contracted a loan of R$ 88,000 (R$ 57,200 in proportion to the participation of CPFL Geração) from Banco Bradesco, in order to honor short-term commitments. The interest and principal have been paid monthly since November 2008.

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP   **Brazilian**
Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: December 31, 2008**

Foreign Currency

Financial Institutions (CPFL Piratininga) – The subsidiary contracted a foreign currency loan of R$ 42,428 from Banco BNP Paribas in March 2008, Resolution 2770, maturing in February 2009, to reinforce its working capital.

Financial Institutions (CPFL Geração) - To honor commitments already assumed, the subsidiary settled the loans of R$ 230,617 from the Banco do Brasil, and contracted a new credit line of R$ 406,760 with the same institution, with a significant extension of the maturity terms.

The maturities of the principal long-term balances of loans and financing, taking into consideration only the respective amounts recorded at cost, are scheduled as follows:

Maturity	Consolidated
2010	522,196
2011	1,153,120
2012	800,185
2013	244,454
After 2013	1,178,656
Total	**3,898,611**

The main financial rates used for restatement of Loans and Financing and the breakdown of the indebtedness in local currency are shown below:

Index	Accumulated Variation in %		% of Debt	
	2008	2007	2008	2007
IGP-M	9.81	7.75	4.24	7.75
UMBND	33.86	(16.78)	5.62	3.81
TJLP	6.25	6.38	49.74	67.25
CDI	12.38	11.82	38.93	13.82
SELIC	12.48	11.85	-	5.30
Other	-	-	1.47	2.07
			100.00	100.00

RESTRICTIVE CONDITIONS

BNDES

Financing from the BNDES restricts the subsidiaries CPFL Paulista, CPFL Piratininga and RGE to: (i) not paying dividends and interest on equity totaling more than the minimum mandatory dividend laid down by law without prior agreement of the BNDES, and the lead bank in the operation; (ii) full compliance with the restrictive conditions established in the contract; and (iii) maintaining certain financial ratios within preestablished parameters, as follows:

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP   **Brazilian**
Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: December 31, 2008**

CPFL Paulista

- Net indebtedness divided by EBITDA – maximum of 3.0 from 2007 and subsequent years, if applicable;
- Net indebtedness divided by the sum of net indebtedness and net equity – maximum of 0.80 in 2007 and 0.90 from 2008, if applicable.

CPFL Piratininga

- Net indebtedness divided by EBITDA – maximum of 2.5 in 2007, 3.0 in 2008 and 2.5 in 2009 and subsequent years, if applicable;
- Net indebtedness divided by the sum of net indebtedness and net equity – maximum of 0.80 for 2007 and subsequent years, if applicable.

RGE

BNDES - FINEM I

- Net indebtedness divided by EBITDA – less or equal to 3.0.

- Net indebtedness divided by the sum of net indebtedness and net equity – less or equal to 0.5.

BNDES - FINEM IV

- Net indebtedness divided by EBITDA – less or equal to 2.5.

- Net indebtedness divided by the sum of net indebtedness and net equity – less or equal to 0.5.

CPFL Geração

The loans raised from the BNDES by the indirect jointly-controlled subsidiaries ENERCAN, BAESA, CERAN and Foz do Chapecó, establish restrictions on the payment of dividends to the subsidiary CPFL Geração higher than the minimum mandatory dividend of 25% without the prior agreement of the BNDES

The subsidiary ENERCAN's loans from the BNDES and IDB contain clauses that require the subsidiary to maintain certain financial ratios within preestablished parameters. As a result of the damage that occurred in the bypass tunnels of the Campos Novos hydropower plant, the start of commercial operations was postponed, compromising generation of the cash required to meet certain contractual obligations by the deadline originally foreseen. ENERCAN's management has already asked the respective financial institutions to review the contractual parameters, and has obtained confirmation that this review will not involve declaration of early maturity of the loan contract.

Other loan and financing agreements of the direct and indirect subsidiaries are subject to early settlement in the event of changes in the Company's structure or in the corporate structure of the subsidiaries that result in the loss of the share control or of control over management of the Company by the Company's current shareholders.

Furthermore, failure to comply with the obligations or restrictions mentioned could result in default in relation to other contractual obligations (cross default).

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP   **Brazilian**
Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: December 31, 2008**

The Management of the Company and its subsidiaries monitor these indices systematically and constantly to ensure that the contractual conditions are complied with. In the opinion of the management, these restrictive covenants and clauses are being adequately complied with, except in relation to ENERCAN, as mentioned above.

(17) DEBENTURES

								Consolidated				
							2008				2007	
	Issued	Remuneration	Effective rate	Amortization Conditions	Collateral	Interest	Current	Noncurrent	Total	Interest	Current	Noncurrent	Total
Parent Company													
3rd Issue													
Unique series	45,000	CDI + 0.45% p.a. (1)	CDI + 0.53%	3 annual installments from September 2012	Unsecured	20,047	-	450,000	470,047	15,983	-	450,000	465,983
CPFL Paulista													
2nd Issue													
1st series	11,968	109% of CDI	109% CDI + 0.24% p.a.	July 1, 2009	Unsecured	8,606	119,680	-	128,286	7,109	-	119,680	126,789
2nd series	13,032	IGP-M + 9.8% p.a.	IGP-M + 10.04% p.a.	July 1, 2009	Unsecured	8,430	170,599	-	179,029	7,368	-	155,217	162,585
3rd Issue													
1st series	64,000	104.4% of CDI	104.4% CDI + 0.05% p.a.	3 annual installments from December 2011	CPFL Energia guarantee	7,083	-	640,000	647,083	5,328	-	640,000	645,328
						24,119	290,279	640,000	954,398	19,805	-	914,897	934,702
CPFL Piratininga													
1st Issue													
1st series	40,000	104.4% of the CDI	104.4% CDI + 0.16% p.a.	2 annual installments from January 2010	CPFL Energia guarantee	27,176	-	400,000	427,176	22,641	-	400,000	422,641
2nd Issue													
Unique series	1	106.45% of the CDI	104.45% CDI + 0.3% p.a.	May 2, 2011	Unsecured	3,479	-	100,000	103,479	-	-	-	-
						30,655	-	500,000	530,655	22,641	-	400,000	422,641
RGE													
2nd Issue													
1st series	2,620	IGP-M + 9.6% p.a.	IGP-M + 9.73% p.a.	April 1st, 2011	Unsecured	2,033	1,903	26,200	30,136	3,660	-	26,200	29,860
2nd series	20,380	106.0% of CDI	106% CDI + 0.12% p.a.	April 1st, 2009	Unsecured	7,058	203,800	-	210,858	5,584	-	203,800	209,384
3rd Issue													
1st series	1	CDI + 0.60% p.a. (2)	100% CDI + 0.71% p.a.	3 annual installments from December 2011	CPFL Energia guarantee	1,110	-	100,000	101,110	888	-	100,000	100,888
2nd series	1	CDI + 0.60% p.a. (3)	100% CDI + 0.71% p.a.	3 annual installments from December 2011	CPFL Energia guarantee	9,671	-	140,000	149,671	-	-	-	-
3rd series	1	CDI + 0.60% p.a. (4)	100% CDI + 0.71% p.a.	3 annual installments from December 2011	CPFL Energia guarantee	2,290	-	40,000	42,290	-	-	-	-
4th series	1	CDI + 0.60% p.a. (5)	100% CDI + 0.84% p.a.	3 annual installments from December 2011	CPFL Energia guarantee	1,711	-	50,000	51,711	-	-	-	-
5th series	1	CDI + 0.60% p.a. (5)	100% CDI + 0.84% p.a.	3 annual installments from December 2011	CPFL Energia guarantee	1,711	-	50,000	51,711	-	-	-	-
						25,584	205,703	406,200	637,487	10,132	-	330,000	340,132
CPFL Geração													
2nd Issue	69,189	TJLP + 4 to 5% p.a.	TJLP to 5% p.a.	Semiannual with settlement in June 2009	CPFL Energia guarantee, Receivables and CPFL Geração common nominal shares	645	80,930	-	81,575	1,720	150,416	80,758	232,894
BAESA													
1st Serie	9,000	100% of the CDI + 0.3%	100% CDI + 0.43% p.a.	Quarterly with settlement in August 2016	Letters of Guarantee	532	3,164	21,359	25,055	1,008	3,164	25,560	29,732
2nd Serie	9,000	100% of the CDI + 0.4%	106% CDI + 0.12% p.a.	Annually with settlement in August 2016	Letters of Guarantee	530	-	9,331	9,861	235	1,037	7,257	8,529
						1,062	3,164	30,690	34,916	1,243	4,201	32,817	38,261
						102,112	580,076	2,026,890	2,709,078	71,524	154,617	2,208,472	2,434,613

The Company and its subsidiaries hold swap converting the local cost of currency variation to interest tax variation in reais, corresponding to

(1) 104.4% of CDI   (3) 104.85% of CDI   (5) 104.87% of CDI
(2) 105.7% of CDI   (4) 104.9% of CDI

The maturities of the long-term balance of debentures are scheduled as follows:

Maturity	Consolidated
2010	206,275
2011	670,401
2012	494,201
2013	494,201
After 2013	161,812
TOTAL	**2,026,890**

CPFL Piratininga

On October 1, 2008, the subsidiary CPFL Piratininga issued debentures in a public offer, as decided in a meeting of the Company's Board of Directors held on September 29, 2008. The debentures are 2nd issue, registered, book entry, single series, subordinated debentures, not convertible into shares, with a unit par value of R$ 100,000 (one hundred million reais) on the issue date, bearing interest of 106.45% of the CDI. The charges will be paid on October 1, 2009 and 2010, and on amortization of the principal, maturing on May 2, 2011. The debentures were issued

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP **Brazilian**
Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES **Date: December 31, 2008**

in order to settle, in October 2008, a promissory note from the Banco do Brasil, intended to cover working capital requirements.

RGE

On December 1, 2007, the subsidiary RGE issued a third series of simple unsecured registered book-entry debentures, without share certificates, not convertible into shares with no scheduled renegotiation option with a total value of R$ 380,000. The objective of the issue was to adjust the financial position of RGE, provide sufficient liquidity to cover the investments in fixed assets and permit the liquidation of debts with maturities to 2009. The first series was subscribed and fully paid in December 2007, to the amount of R$ 100,000, and the others were fully paid up in 2008, to the amount of R$ 280,000. The interest on the debentures is paid half-yearly, on the first day of the month in accordance with the issue date of each series.

RESTRICTIVE CONDITIONS

The debentures are subject to certain restrictive covenants and include clauses that require the Company and its subsidiaries to maintain certain financial ratios within pre-established parameters. The main ratios are as follows:

CPFL Energia

- Ratio of net debt to EBITDA - less or equal to 3.75; and
- Ratio of EBITDA to financial income - higher or equal to 2.25.

CPFL Paulista

- Ratio of net indebtedness to EBITDA - less or equal to 3.0; and
- Ratio of EBITDA to financial expenses – higher or equal to 2.25.

CPFL Piratininga

- Ratio of net indebtedness to EBITDA - less or equal to 3; and
- Ratio of EBITDA to financial expenses - higher or equal to 2.25.

RGE

- Total debt divided by EBITDA – less or equal to 3.0;
- EBITDA divided by the financial expenses – higher or equal to 2.0;
- Total debt divided by the total capitalization – less or equal 0.55.

BAESA

The debentures issued by the indirect subsidiary BAESA provide for early maturity if the total indebtedness exceeds 75% of its total assets.

Certain debentures of the direct and indirect subsidiaries are subject to early settlement in the event of changes in the Company's structure or in the corporate structure of the subsidiaries that result in the loss of the share control or of control over management of the Company by the Company's current shareholders.

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP   **Brazilian**
Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: December 31, 2008**

In the opinion of the managements of the subsidiaries, these restrictive conditions and clauses are being adequately complied with.

Failure to comply with the restrictions mentioned could result in default in relation to other contractual obligations.

(18) EMPLOYEE PENSION PLANS

The subsidiaries CPFL Paulista, CPFL Piratininga and CPFL Geração, through Fundação CESP, the subsidiary RGE, through Fundação CEEE de Seguridade Social ("ELETROCEEE"), the subsidiary CPFL Santa Cruz through BB Previdência – Fundo de Pensão Banco do Brasil and the subsidiary CPFL Jaguariúna through IHPREV Fundo de Pensão, sponsor supplementary retirement and pension plans for their employees. The main characteristics of these plans are as follows:

I – CPFL Paulista

The plan currently in force for the employees of the subsidiary CPFL Paulista is a Mixed Benefit Plan, with the following characteristics:

a) Defined Benefit Plan ("BD") – in force until October 31, 1997 – a defined benefit plan, which grants a Proportional Supplementary Defined Benefit (BSPS), in the form of a lifetime income convertible into a pension, to participants enrolled prior to October 31, 1997, the amount being defined in proportion to the accumulated past service time up to that date, based on compliance with the regulatory requirements for granting. The total responsibility for coverage of actuarial deficits of this plan falls to CPFL Paulista.

b) Mixed model, as from November 1, 1997, which covers:

- benefits for risk (disability and death), under a defined benefit plan, in which the subsidiary assumes responsibility for Plan's actuarial deficit, and

- scheduled retirement, under a defined contribution plan, consisting of a benefit plan, which is a defined contribution plan up to the granting of a lifetime income, which may or not be convertible into a pension, and does not generate any actuarial liability for the subsidiary CPFL Paulista. The benefit plan only becomes a defined benefit plan, consequently generating actuarial responsibility for CPFL Paulista, after the granting of a lifetime income, convertible or not into a pension.

With the modification of the Retirement Plan in October of 1997, a liability was recognized as payable by the subsidiary in relation to the plan's deficit calculated at the time by the external actuaries of Fundação CESP, to be liquidated in 260 installments, amortized monthly, plus interest of 6% p.a. and restatement at the IGP-DI (FGV). Under the Contractual Addendum signed with Fundação CESP on January 17, 2008, the payment terms changed to 238 monthly installments and 19 annual installments, in relation to the base date of December 31, 2007, with final maturity on October 31, 2027. Under the contract, the liability is adjusted annually in accordance with the deficit/surplus determined in the actuarial report, carried out in accordance with the regulations of the Supplementary Pensions Department ("SPC"), which differ from the entry criteria followed by the subsidiary in conformity with CVM Decision n° 371/00. The balance of the obligation as of December 31, 2008 is R$ 702,696 (R$ 560,190 as of December 31, 2007).

II – CPFL Piratininga

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP   **Brazilian**
Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: December 31, 2008**

As a result of the split-off of Bandeirante Energia S.A. (the subsidiary's predecessor), the subsidiary CPFL Piratininga assumed the responsibility for the actuarial liabilities for its retired and discharged employees up to the date of the split-off, as well as the responsibilities relating to the active employees transferred to CPFL Piratininga.

On April 2, 1998, the SPC approved the restructuring of the retirement plan previously maintained by Bandeirante, creating a "Proportional Supplementary Defined Benefit Plan – BSPS", and a "Mixed Benefit Plan", with the following characteristics:

a) Defined Benefit Plan – in force until March 31, 1998 – a defined-benefit plan, which concedes a Proportional Supplementary Defined Benefit (BSPS), in the form of a lifetime income convertible into a pension to participants registered up to March 31, 1998, to an amount calculated in proportion to the accumulated past service time up to that date, based on compliance with the regulatory requirements for granting. CPFL Piratininga is fully responsible for covering the actuarial deficits of this Plan.

b) Defined Benefit Plan – in force after March 31, 1998 – defined-benefit type plan, which concedes a lifetime income convertible into a pension in relation to the past service time accumulated after March 31, 1998, based on 70% of the average actual monthly salary for the last 36 months of active service. In the event of death while working or the onset of a disability, the benefits incorporate the entire past service time (including the accumulated time up to March 31, 1998). The responsibility for covering the actuarial deficits of this Plan is equally divided between CPFL Piratininga and the participants.

c) Defined Contribution Plan – implemented together with the Defined Benefit plan effective after March 31, 1998, this is a pension plan up to the granting of lifetime income, convertible (or not) into a pension, and generates no actuarial liability for CPFL Piratininga. The pension plan only becomes Defined Benefit type plan after the concession of the lifetime income, convertible (or not) into a pension, and accordingly starts to generate actuarial liabilities for the subsidiary.

In September 1997, through a contractual instrument of adjustment of reserves to be amortized, Eletropaulo Metropolitana El. São Paulo S.A. (the predecessor of Bandeirante) recognized an obligation to pay referring to the plan deficit determined at the time by the external actuaries of the Fundação CESP, to be liquidated in 260 installments, amortized monthly, plus interest of 6% p.a. and restatement based on the IGP-DI (FGV). Under the Contractual Amendment, signed with Fundação CESP on January 17, 2008, the payment terms were amended to 221 monthly payments and 18 annual installments, in relation to the base date of December 31, 2007, with final maturity on May 31, 2026. Under the contract, the liability is adjusted annually in accordance with the deficit/surplus determined in the actuarial report, carried out in accordance with the regulations of the SPC, which differ from the entry criteria followed by the subsidiary in conformity with CVM Decision nº 371/00. The balance of the obligation as of December 31, 2008, is R$ 183,507 (R$ 145,813 as of December 31, 2007).

III – RGE

A defined benefit type plan, with a benefit level equal to 100% of the adjusted average of the most recent salaries, including the presumed Social Security benefit, with a Segregated Net Asset administered by ELETROCEEE. Only those employed prior to the spin-off from CEEE to RGE are entitled to this benefit.

IV – CPFL Santa Cruz

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

STANDARD FINANCIAL STATEMENTS – DFP   **Brazilian**
Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: December 31, 2008**

Since November 1, 2007, management of the benefits plan of the subsidiary CPFL Santa Cruz, originally performed by FUNSEJEM, has passed to BB Previdência Fundo de Pensão do Banco do Brasil. The subsidiary CPFL Santa Cruz plan is a defined contribution plan.

V – CPFL Geração

The plans currently in force for the employees of subsidiary CPFL Geração are a Proportional Supplementary Defined Benefit ("BSPS") and a Mixed Benefit Plan, along the same lines as the CPFL Paulista plan.

With the modification of the Retirement Plan, at that point maintained by CPFL Paulista, in October 1997, a liability was recognized as payable by the subsidiary CPFL Geração, relating to the plan deficit calculated by the external actuaries of Fundação CESP, which is being amortized on a monthly basis, in 260 installments, plus interest of 6% p.a. and restatement according to the IGP-DI (FGV). Under the Contractual Amendment, signed with Fundação CESP on January 17, 2008, the payment terms were amended to 238 monthly installments and 19 annual installments, in relation to the base date of December 31, 2007, with final maturity on October 31, 2027. Under the contract, the liability is adjusted annually in accordance with the deficit/surplus determined in the actuarial report, carried out in accordance with the regulations of the SPC, which differ from the entry criteria followed by the subsidiary in conformity with CVM Decision nº 371/00. As of December 31, 2008, the balance of the liability, which is restated annually in line with the evolution of the actuarial deficit calculated in accordance with the criteria of the Supplementary Pensions Department, was R$ 14,327 (R$ 11,318 as of December 31, 2007).

VI – CPFL Jaguariúna

In December 2005, the companies joined the CMSPREV private pension plan, administered by IHPREV Pension Fund. The plan is structured through the defined contribution type.

VII – Changes in the defined benefit plans

The amounts recognized in the balance sheet as of December 31, 2008 and 2007, for the subsidiaries, in accordance with an appraisal prepared by an external actuary, and assumptions confirmed by Management, and in line with the criteria of CVM Resolution nº 371/00, are presented as follows:

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP   **Brazilian**
Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: December 31, 2008**

	2008				
	CPFL Paulista	CPFL Piratininga	RGE	CPFL Geração	Consolidated
Present value of actuarial liabilities with cover	3,067,116	774,598	174,721	66,094	4,082,529
Fair value of plan's assets	(2,413,252)	(618,671)	(180,708)	(51,207)	(3,263,838)
Present value of liabilities exceeding fair value of assets	653,864	155,927	(5,987)	14,887	818,691
Adjustments due to deferments allowed					
Unrecognized actuarial losses	(240,138)	(39,296)	(8,527)	(8,180)	(296,141)
Unrecognized cost of past service	-	(68)	-	-	(68)
Net actuarial liability to be recognized	413,726	116,563	(14,514)	6,707	522,482
Decrease of 50% on Actuarial Assets (*)	-	-	7,203	-	7,203
Net actuarial Assets/Liabilities recognized on balance sheet	**413,726**	**116,563**	**(7,311)**	**6,707**	**529,685**

	2007				
	CPFL Paulista	CPFL Piratininga	RGE	CPFL Geração	Consolidated
Present value of actuarial liabilities with cover	2,713,230	668,386	158,354	57,653	3,597,623
Fair value of plan's assets	(2,330,144)	(590,696)	(192,306)	(51,602)	(3,164,748)
Present value of liabilities exceeding fair value of assets	383,086	77,690	(33,952)	6,051	432,875
Adjustments due to deferments allowed					
Unrecognized actuarial gains	150,862	66,525	26,913	3,604	247,904
Unrecognized cost of past service	-	(79)	-	-	(79)
Net actuarial liability to be recognized	533,948	144,136	(7,039)	9,655	680,700
Decrease of 50% on Actuarial Assets (*)	-	-	3,519	-	3,519
Net actuarial Assets/Liabilities recognized on balance sheet	**533,948**	**144,136**	**(3,520)**	**9,655**	**684,219**

(*) As the sponsor, RGE matches the participants' contributions to this plan, only 50% was recorded.

Actuarial losses in excess of 10% of the Plan's liabilities or assets not recognized as of December 31, 2008 will have to be recognized by means of amortization during the remaining useful lives of the plan's participants.

The changes in net actuarial liabilities are as follows:

	2008				
	CPFL Paulista	CPFL Piratininga	RGE	CPFL Geração	Consolidated
Net actuarial liability at the beginning of the year	533,948	144,136	(3,520)	9,655	684,219
Income recognized in income statement	(66,318)	(12,364)	(3,683)	(1,786)	(84,151)
Sponsor's Contributions during the year	(53,904)	(15,209)	(108)	(1,162)	(70,383)
Net actuarial liability at the end of the year	**413,726**	**116,563**	**(7,311)**	**6,707**	**529,685**
Other contributions	12,464	297	9,687	149	22,597
TOTAL	**426,190**	**116,860**	**2,376**	**6,856**	**552,282**
Current	31,956	9,004	2,376	752	44,088
Noncurrent	394,234	107,856	-	6,104	508,194
Total	**426,190**	**116,860**	**2,376**	**6,856**	**552,282**

	2007				
	CPFL Paulista	CPFL Piratininga	RGE	CPFL Geração	Consolidated
Net actuarial liability at the beginning of the year	635,436	168,972	12	11,942	816,362
Income recognized in income statement	(36,023)	(6,418)	(3,532)	(914)	(46,887)
Sponsor's Contributions during the year	(65,465)	(18,418)	-	(1,373)	(85,256)
Net actuarial liability at the end of the year	**533,948**	**144,136**	**(3,520)**	**9,655**	**684,219**
Other contributions	8,056	258	27,810	181	36,305
TOTAL	**542,004**	**144,394**	**24,290**	**9,836**	**720,524**
Current	45,034	14,234	4,016	1,200	64,484
Noncurrent	496,970	130,160	20,274	8,636	656,040
Total	**542,004**	**144,394**	**24,290**	**9,836**	**720,524**

The external actuary's estimate of the expenses and/or revenue to be recognized in 2009 and the revenues recognized in 2008, is as follows:

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

STANDARD FINANCIAL STATEMENTS – DFP   **Brazilian**
Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: December 31, 2008**

	2009 Estimated				
	CPFL Paulista	CPFL Piratininga	RGE	CPFL Geração	Consolidated
Cost of service	1,445	5,469	1,256	165	8,335
Interest on actuarial liabilities	303,015	76,981	17,626	6,532	404,154
Expected return on assets	(304,351)	(77,554)	(18,387)	(6,468)	(406,760)
Unrecognized cost of past service	-	11	-	-	11
Amortization of unrecognized actuarial gains	-	-	-	62	62
Subtotal	109	4,907	495	291	5,802
Expected contributions from participants	(32)	(1,297)	(1,095)	-	(2,424)
Subtotal	77	3,610	(600)	291	3,378
Decrease of 50% on Prepaid Pension Expense (*)	-	-	300	-	300
Total (Income) Expense	77	3,610	(300)	291	3,678

	2008 Realized				
	CPFL Paulista	CPFL Piratininga	RGE	CPFL Geração	Consolidated
Cost of service	1,083	4,574	1,236	106	6,999
Interest on actuarial liabilities	268,186	66,472	16,010	5,702	356,370
Expected return on assets	(335,556)	(82,021)	(23,373)	(7,455)	(448,405)
Unrecognized cost of past service	-	11	-	-	11
Amortization of unrecognized actuarial gains	-	-	(1,239)	-	(1,239)
Subtotal	(66,287)	(10,964)	(7,366)	(1,647)	(86,264)
Expected contributions from participants	(31)	(1,400)	-	(139)	(1,570)
Subtotal	(66,318)	(12,364)	(7,366)	(1,786)	(87,834)
Decrease of 50% on Prepaid Pension Expense (*)	-	-	3,683	-	3,683
Total income	(66,318)	(12,364)	(3,683)	(1,786)	(84,151)

(*) As the sponsor, RGE matches the participants' contributions to this plan, only 50% was recorded.

Total revenue of R$ 84,151 (R$ 46,887 in 2007) was recorded in the "Cost of Operations" account in the statement of operations.

The principal premises considered in the actuarial calculations on the balance sheet date were:

	CPFL Paulista, CPFL Piratininga and CPFL Geração		RGE	
	2009	2008	2009	2008
Nominal discount rate for actuarial liabilities:	10.24% p .a.	10.24% p .a.	10.24% p.a.	10.24% p.a.
Nominal Return Rate on Assets:	(*)	(**)	10.24% p.a.	12.32% p.a.
Estimated Rate of nominal salary increase:	6.08% p .a.	6.08% p .a.	6.08% p.a.	6.08% p.a.
Estimated Rate of nominal benefits increase:	0.00% p.a.	0.00% p.a.	0.00% p.a.	0.00% p.a.
Estimated long-term inflation rate (basis for establishing nominal rates above)	4.0% p .a.	4.0% p .a.	4.0% p.a.	4.0% p.a.
General biometric mortality table:	AT-83	AT-83	AT-83	AT-83
Biometric table for the onset of disability:	MERCER TABLE	MERCER TABLE	Light-Average	Light-Average
Expected turnover rate:	0.30 / (Service time + 1)	0.30 / (Service time + 1)	null	null

(*) CPFL Paulista and CPFL Geração 13.05% p.a. and CPFL Piratininga 12.84% p.a.
(**) CPFL Paulista and CPFL Geração 14.82% p.a. and CPFL Piratininga 14.14% p.a.

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP   **Brazilian**
Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: December 31, 2008**

(19) REGULATORY CHARGES

	Consolidated	
	2008	2007
Fee for the Use of Water Resources	3,325	2,327
Global Reverse Fund - RGR	7,451	5,741
ANEEL Inspection Fee	2,030	1,873
Fuel Consumption Account - CCC	48,194	27,195
Energy Development Account - CDE	33,054	31,560
Total	**94,054**	**68,696**

(20) TAXES AND SOCIAL CONTRIBUTIONS PAYABLE

	Consolidated			
	Current		Noncurrent	
	2008	2007	2008	2007
ICMS (State VAT)	276,111	294,760	-	-
PIS (Tax on Revenue)	8,996	11,668	-	-
COFINS (Tax on Revenue)	41,474	52,910	2,242	249
IRPJ (Corporate Income Tax)	100,883	186,489	3,091	12,140
CSLL (Social Contribution Tax)	15,313	39,846	1,112	4,140
Other	21,562	18,429	-	-
Total	**464,339**	**604,102**	**6,445**	**16,529**

(21) RESERVE FOR CONTINGENCIES

	Consolidated							
	2008				2007			
	Reserve for contingencies - Gross	Escrow Deposits related to Contingencies (1)	Reserve for Contingencies, net	Other escrow deposits (2)	Reserve for contingencies - Gross	Escrow Deposits related to Contingencies (1)	Reserve for Contingencies, net	Other deposits, Judicial (2)
Labor								
Various	55,105	49,363	5,742	59,288	66,610	51,443	15,167	35,184
Civil								
General Damages	14,450	14,450	-	49,957	14,716	12,670	2,046	20,509
Tariff Increase	10,635	3,157	7,478	15,341	15,872	4,068	11,804	5,998
Energy Purchased	13,014	13,228	(214)	-	40,809	28,168	12,641	-
Other	6,695	5,451	1,244	10,138	9,792	8,610	1,182	14,308
	44,794	36,286	8,508	75,436	81,189	53,516	27,673	40,815
Tax								
FINSOCIAL	18,478	18,478	-	34,171	18,171	18,171	-	33,603
Increase on basis - PIS and COFINS	1,276	710	566	301	2,592	-	2,592	301
Interest on Shareholders' Equity - PIS and COFINS	70,301	-	70,301	-	46,811	-	46,811	-
Income Tax	59,708	40,013	19,695	416,506	52,400	32,323	20,077	375,267
Other	7,993	5,148	2,845	14,271	8,280	3,423	4,857	12,874
	157,756	64,349	93,407	465,249	128,254	53,917	74,337	422,045
Total	**257,655**	**149,998**	**107,657**	**599,973**	**276,053**	**158,876**	**117,177**	**498,044**

The changes in the balances related to reserve for contingencies and escrow deposits are shown below:

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP   **Brazilian**
Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: December 31, 2008**

	Consolidated					
	2007	Addition	Reversal	Payment	Monetary Restatement	2008
Labor	66,610	1,973	(3,562)	(9,931)	15	55,105
Civil	81,189	7,204	(17,233)	(26,366)	-	44,794
Tax	128,254	28,214	(5,664)	(397)	7,349	157,756
Reserve for Contingencies - Gross	**276,053**	**37,391**	**(26,459)**	**(36,694)**	**7,364**	**257,655**
Escrow Deposits (1) + (2)	**656,920**	**97,818**	**(29,404)**	**(26,767)**	**51,404**	**749,971**

The reserves for contingencies were based on appraisal of the risks of losing litigation to which the Company and its subsidiaries are parties, where a loss is probable in the opinion of the legal advisers and the management of the Company and its subsidiaries.

The principal pending issues relating to litigation, legal cases and tax assessments are summarized below:

a) **Labor:** The principal labor suits relate to claims filed by former employees or unions for additional salary payments (overtime, salary parity, severance payments and other claims). Under the terms of the Bandeirante spin-off protocol, the subsidiary CPFL Piratininga is responsible for the liabilities corresponding to the contingent risks of the employees located in the corresponding regions assumed by CPFL Piratininga, while corporate litigation prior to the date of the spin-off, October 1, 2001, is assumed in the proportion to the percentage of the controlling shareholders prior to the spin-off (56% for Bandeirante and 44% for CPFL Piratininga).

b) **Personal damages:** Mainly refer to claims for indemnities. These cases include claims relating to accidents in the subsidiaries' electrical networks, damage to consumers, vehicle accidents, etc.

c) **Tariff increase:** Corresponds to various claims by industrial consumers as a result of increases imposed by DNAEE Ordinances 38 and 45, dated February 27 and March 4, 1986, when the "Plano Cruzado" economic plan price freeze was in effect.

d) **Energy purchased**: As result of the loss of free consumers, the subsidiaries CPFL Paulista and CPFL Piratininga requested a reduction in the power demand of the initial supply contracts, which was partially granted by ANEEL. The subsidiaries filed a lawsuit on the grounds of disagreement with the physical amounts established by ANEEL, alleging a discrepancy in the calculations and making monthly escrow deposits of the amounts in question.

e) **FINSOCIAL:** Refers to the questioning in the courts of the increase in rate and collection of FINSOCIAL during the period June 1989 to October 1991.

f) **PIS and COFINS – Interest on Shareholders' Equity**: at the end of 2005, the Company obtained an injunction with a view to non-payment of PIS and COFINS levied on interest on shareholders' equity.

g) **Income tax:** For the subsidiary CPFL Piratininga, the entry refers to the injunction obtained in respect of the tax deductibility of CSLL in calculating IRPJ. In the case of the subsidiary RGE, it refers to a request for suspension of a decision of the Federal Revenue Office, in order to considering the deductibility of amounts paid to supplement the retirement provisions of beneficiaries of Fundação ELETROCEEE.

For the subsidiary CPFL Paulista, refers to discussion of the deductibility for income tax purposes of expense recorded in 1997 in respect of the welfare deficit of the pension plan of

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP   **Brazilian**
Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: December 31, 2008**

employees in relation to Fundação CESP, due to the renegotiation and renewal of debt in that year. On consulting the Brazilian Federal Revenue Office, the parent company obtained a favorable reply in Note MF/SRF/COSIT/GAB nº 157, of April 9, 1998, and took advantage of the tax deductibility of the expense, thereby generating a tax loss for that year. In March 2000, the subsidiary was assessed by the tax inspectors in relation to use of the tax loss carryforwards in 1997 and 1998. In 2007, as a result of the legal decision demanding the deposit in order to allow the discussions to be continued, the Company made an escrow deposit, which, restated to December 31, 2008, amounts to R$ 414,690 (R$ 373,116 restated to December 31, 2007). This deductibility also affected other taxes and, in order to be able to continue discussions, the subsidiary offered in guarantee (bank guarantees) a total of R$ 228,095, restated as of December 31, 2008. Based on the updated position of the legal counsel in charge of the case, the risk of loss continues to be a classified as remote.

h) **Other - Tax:** Refers to other suits in progress at the judicial and administrative levels and of a regulatory nature resulting from the subsidiaries' operations, relating to INSS, FGTS and SAT tax issues.

i) **Possible losses:** The Company and its subsidiaries are parties to other suits in which management, supported by its legal advisers, believes that the chances of a successful outcome are possible, due to a solid defensive position in these cases. It is not yet possible to predict the outcome of the courts' decisions or any other decisions on similar cases considered to be probable or remote. Consequently, no allowances were provided. The claims relating to possible losses as of December 31, 2008 were as follows: (i) R$ 230,267 for labor cases (R$ 211,432 as of December 31, 2007); (ii) R$ 492,093 for civil cases relating to personal injuries, environmental damages and tariff increases (R$ 398,739 as of December 31, 2007); and (iii) R$ 525,326 referring to claims on tax issues, principally Income Tax, ICMS (VAT), FINSOCIAL, PIS and COFINS (R$ 466,769 as of December 31, 2007).

Based on the opinion of their legal advisers, Management of the Company and of its subsidiaries consider that there are no significant contingent risks that are not covered by adequate provisions in the Financial Statements, or that might result in the significant impact on future earnings.

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP   **Brazilian**
Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: December 31, 2008**

(22) OTHER ACCOUNTS PAYABLE

	Consolidated			
	Current		Noncurrent	
	2008	2007	2008	2007
Consumers and Concessionaires	50,544	55,724	-	-
Regulatory Liability (note 3)	248,437	150,360	1,371	137
Energy Efficiency Program - PEE	36,979	45,241	71,613	59,853
Research & Development - P&D	37,182	34,280	57,049	44,535
National Scientific and Technological Development Fund - FNDCT	27,979	24,220	228	3,257
Energy Research Company - EPE	13,605	12,264	114	1,113
Fund for Reversal	-	-	17,751	17,751
Advances	6,962	11,475	47,180	82,597
Interest on Compulsory Loan	2,464	2,608	-	-
Provision for Environmental Expenses	6,330	778	544	3,684
Payroll	8,481	9,617	-	-
Profit sharing (Note 28)	23,048	23,893	-	-
Other	62,887	57,263	11,344	6,565
Total	**524,898**	**427,723**	**207,194**	**219,492**

Consumers and Concessionaires: Refers to liabilities in connection with bills paid twice and/or adjustments to billing to be compensated or returned to consumers or joined in a program named "Programa de Universalização". Liabilities to concessionaires refer to various transactions relating to the partial spin-off of Bandeirante by the controlling shareholder CPFL Piratininga.

Research and Development and Energy Efficiency Programs (PEE, P&D, FNDCT and EPE) – The subsidiaries recognized liabilities relating to amounts already billed in tariffs (1% of the Net Operating Income), but not yet invested in the Research and Development and Energy Efficiency Programs. These amounts are subject to monthly restatement, at the SELIC rates, to realization.

Advances: Current balances refer to advances made by consumers to carry out work and services. Noncurrent refers to the contribution made exclusively by the shareholder Chapecoense to Foz do Chapecó. The subsidiary CPFL Geração will contribute funds relating to its participation in proportion to the requirements of the Foz do Chapecó Project.

Interest on Compulsory Loans: Refers to funds passed on by Eletrobrás to industrial consumers.

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP   **Brazilian**
Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: December 31, 2008**

(23) SHAREHOLDERS' EQUITY

The participations of the shareholders in the Company's Equity as of December 31, 2008 and 2007 are shown below:

	Amount of shares			
	2008		2007	
Shareholders	Common Shares	Interest %	Common Shares	Interest %
VBC Energia S.A.	133,653,591	27.85	136,329,808	28.41
521 Participações S.A.	149,233,727	31.10	149,233,727	31.10
Bonaire Participações S.A.	60,713,511	12.65	60,713,511	12.65
BNDES Participações S.A.	29,821,870	6.21	27,465,653	5.72
Brumado Holdings S.A.	28,420,052	5.92	28,420,052	5.92
Board Members	3,112	-	3,112	-
Executive Officers	31,152	0.01	30,964	0.01
Other Shareholders	78,033,923	16.26	77,714,111	16.19
Total	**479,910,938**	**100.00**	**479,910,938**	**100.00**

23.1 Interest on Shareholders' Equity and Dividend

	Parent company	
	2008	2007
Dividends payable		
VBC Energia S.A.	168,798	204,217
521 Participações S.A.	188,475	223,547
Bonaire Participações S.A.	76,678	90,947
BNDES Participações S.A.	37,664	41,143
Brumado Holdings S.A.	35,893	42,572
Other Shareholders	114,939	127,763
Subtotal	**622,447**	**730,189**
Interest on shareholders' net equity	421	445
Total	**622,868**	**730,634**

In July 2008, the Company's Board of Directors approved the declaration and payment of interim dividends of R$ 601,576, corresponding to R$ 1.253516809 per share, on the results of the first half-year of 2008.

During 2008, the Company made a payment of R$ 1,315,355 in respect of the dividends declared on December 31, 2007 and June 30, 2008.

23.2 – Allocation of Net Income for the Year

The Company's By-laws assure shareholders of a minimum dividend of 25% of net income, adjusted in accordance with the law.

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP Brazilian Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES Date: December 31, 2008

For this year, the Company's management is proposing distribution of the remaining balance of the net income, through the declaration of R$ 606,105 in the form of dividends, corresponding to R$ 1.262952547 per share, as shown below:

Allocation of Net Income

Net income - Parent company	**1,404,900**
Adjustment of Law n° 11.638/07 and MP n° 449/08 (note 2)	(4,318)
Prescribed Dividend	92
Constitution of Legal Reserve	(63,785)
Net Income Base for Allocation	**1,336,889**
Interim Dividend	(601,576)
Proposed Dividend	(606,105)

(24) OPERATING REVENUES

	Consolidated					
	No. of Consumers (*)		GWh (*)		R$ thousand	
Revenue from Eletric Energy Operations	2008	2007	2008	2007	2008	2007
Consumer class						
Residential	5,564,167	5,368,159	11,649	10,766	4,499,677	4,555,313
Industrial	77,678	87,091	16,066	16,692	4,096,703	4,123,411
Commercial	494,103	483,929	6,938	6,509	2,411,256	2,494,199
Rural	233,420	264,642	2,449	2,511	438,726	482,039
Public Administration	42,172	40,766	1,027	972	339,364	352,223
Public Lighting	6,683	4,882	1,355	1,284	267,188	276,622
Public Services	6,520	6,291	1,634	1,590	420,279	448,637
Billed	6,424,743	6,255,760	41,118	40,324	12,473,193	12,732,444
Own Consumption	724	714	32	30	-	-
Unbilled (Net)	-	-	-	-	(66,184)	(32,826)
Emergency Charges - ECE/EAEE	-	-	-	-	1	48
Regulatory assets and liabilities (note 3)	-	-	-	-	(112,396)	(344,450)
Electricity sales to final consumers	**6,425,467**	**6,256,474**	**41,150**	**40,354**	**12,294,614**	**12,355,216**
Furnas Centrais Elétricas S.A.			3,034	3,026	322,879	298,818
Other Concessionaires and Licensees			5,077	3,842	554,620	284,983
Current Electric Energy			1,440	1,863	70,840	99,141
Electricity sales to wholesaler			**9,551**	**8,731**	**948,339**	**682,942**
Revenue due to Network Usage Charge - TUSD					858,117	799,634
Low Income Consumer´s Subsidy (note 3 d)					62,943	13,934
Other Revenue and Income					207,900	355,658
Other operating revenues					**1,128,960**	**1,169,226**
Total					**14,371,913**	**14,207,384**

* Information not examined by the independent accountants

In Revenue due to Network Usage Charge – TUSD, R$ 109,655 in 2008 relates do the CUSDg pass-through agreement with AES Tietê, as mentioned in Note 5.

The changes in Other Revenue and Income are mainly due to the writing off of Free Energy of R$ 188,755 in 2007, as mentioned in Note 3(a) Free Energy.

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP   **Brazilian**
Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: December 31, 2008**

(25) COST OF ELECTRIC ENERGY

	Consolidated			
	GWh (*)		R$ thousand	
Electricity Purchased for Resale	2008	2007	2008	2007
Energy Purchased in Restricted Framework - ACR				
Itaipu Binacional	11,085	10,990	976,638	982,990
Furnas Centrais Elétricas S.A.	1,261	1,207	98,004	88,598
CESP - Cia Energética de São Paulo	1,711	1,071	137,411	83,999
Cia de Geração de Energia Elétrica do Tietê	302	377	28,140	32,631
Duke Energy Inter. Ger. Paranapanema S.A.	219	1,195	15,930	116,076
Tractebel Energia S.A.	7,128	8,110	941,865	1,006,452
Petróleo Brasileiro S.A. Petrobrás	1,718	1,717	194,004	195,924
CHESF - Cia Hidro Elétrica do São Francisco	1,121	634	89,901	43,223
CEMIG - Cia Energética de Minas Gerais	723	295	77,347	22,472
TermoRio S.A.	309	-	63,083	-
Enguia Gen	72	-	39,615	-
AES Uruguaiana Ltda.	1,243	1,244	112,690	163,188
Câmara de Comercialização de Energia Elétrica - CCEE	2,820	783	246,689	108,429
Other	3,436	2,051	503,154	249,273
	33,148	29,674	3,524,471	3,093,255
Energy Purchased in the Free Market - ACL	16,183	18,488	1,497,619	1,313,965
	49,331	48,162	5,022,090	4,407,220
Regulatory assets and liabilities (note 3)	-	-	239,291	48,726
Credit of PIS and COFINS	-	-	(473,709)	(403,666)
Subtotal	49,331	48,162	4,787,672	4,052,280
Electricity Network Usage Charge				
Basic Network Charges			840,325	633,490
Transmission from Itaipu			73,928	66,602
Connection Charges			52,744	49,314
Charges of Use of the Distribution System			24,718	15,392
System Service Charges - ESS			166,321	5,016
			1,158,036	769,814
Regulatory assets (note 3)			(166,312)	(1,413)
Credit of PIS and COFINS			(87,936)	(65,620)
Subtotal			903,788	702,781
Total			5,691,460	4,755,061

* Information not examined by the independent accountants

In Basic Network Charges, R$ 98,396 of the amount recorded in 2008 relates to the agreement on collection for use of the distribution network from CTEEP as mentioned in Note 5.

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP   **Brazilian**
Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: December 31, 2008**

(26) OPERATING EXPENSES

	Parent company		Consolidated	
	2008	2007	2008	2007
Sales Expenses				
Personnel	-	-	67,029	55,388
Materials	-	-	2,919	2,444
Outside Services	-	-	69,853	59,669
Allowance for Doubtful Accounts	-	-	36,585	47,534
Depreciation and Amortization	-	-	11,082	9,977
Collection Tariffs and Services	-	-	48,481	47,570
Other	-	-	10,512	205,471
Total	-	-	**246,461**	**428,053**
General and Administrative Expenses				
Personnel	3,173	1,833	142,806	115,537
Materials	99	81	7,225	5,548
Outside Services	10,393	15,489	153,565	149,450
Leases and Rentals	158	99	5,684	4,397
Depreciation and Amortization	102	100	22,004	20,386
Publicity and Advertising	1,209	4,925	5,527	11,644
Legal, Judicial and Indemnities	409	363	19,719	24,574
Donations, Contributions and Subsidies	138	19	6,117	7,324
Other	5,087	1,566	22,525	15,044
Total	**20,768**	**24,475**	**385,172**	**353,904**
Other Operating Expenses				
Inspection Fee	-	-	24,803	21,258
Loss (gain) on the write-off of noncurrent assets	-	(3,309)	12,284	23,780
Loss due to Non Use of Studies and Projects	9,785	4,185	14,567	5,914
Allowance for RTE and Free Energy Losses (note 3)	-	-	800	9,735
Other Operating Expenses	-	-	563	4,383
Total	**9,785**	**876**	**53,017**	**65,070**
Intangible of concession amortization	129,208	111,798	192,029	176,306
Total	**159,761**	**137,149**	**876,679**	**1,023,333**

The changes in "Other" in Selling Expense is due mainly to the writing off of Free Energy of R$ 188,755 in 2007, as mentioned in Note 3(a) Free Energy.

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP   **Brazilian**
Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: December 31, 2008**

(27) FINANCIAL INCOME (EXPENSE)

	Parent Company		Consolidated	
Financial Income	**2008**	**2007**	**2008**	**2007**
Income from Financial Investments	33,669	31,459	134,728	106,635
Arrears of interest and fines	4	-	112,297	111,057
Interest on Prepaid Income and Social Contribution Taxes	2,931	2,829	6,417	5,962
Restatement of Escrow Deposits	-	-	51,404	15,635
Monetary and Exchange Variations	2,597	111	62,050	(1,319)
Interest - CVA and Parcel "A" (Note 3)	-	-	45,720	68,300
Discount on purchase of ICMS credit	-	-	11,469	14,557
Interest - Extraordinary Tariff Adjustment (Note 3)	-	-	604	20,542
PIS and COFINS of Interest on Equity	(18,133)	(17,761)	(18,133)	(17,761)
Other	8,153	4,432	55,978	56,405
Subtotal	**29,221**	**21,070**	**462,534**	**380,013**
Interest on shareholder´s equity	196,034	191,869	-	-
Total	**225,255**	**212,939**	**462,534**	**380,013**
Financial Expense				
Debt Charges	(61,355)	(33,108)	(593,527)	(526,423)
Banking Expenses	(12)	(5,371)	(2,291)	(81,175)
Monetary and Exchange Variations	(6,419)	(35,477)	(238,884)	(113,200)
Other	(7,060)	(2,727)	(42,153)	(33,921)
Subotal	**(74,846)**	**(76,683)**	**(876,855)**	**(754,719)**
Interest on shareholder´s equity	-	-	-	(141)
Total	**(74,846)**	**(76,683)**	**(876,855)**	**(754,860)**
Net financial expenses	**150,409**	**136,256**	**(414,321)**	**(374,847)**

(28) EMPLOYEE PROFIT SHARING

In accordance with the Collective Bargaining Agreement, the Company and its subsidiaries introduced an employee profit-sharing program, based on agreed operational and financial targets previously established with the employees. An amount of R$ 34,641 was recorded in 2008 in the consolidated financial statements (R$ 28,699 in 2007). After the prepayment in 2008, a balance of R$ 23,048 is provisioned in the consolidated financial statements (Note 22).

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP   Brazilian
Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   Date: December 31, 2008

(29) SEGMENT INFORMATION

	Distribution	Generation	Commercialization	Other (*)	Elimination	Total
2008						
Revenues	12,778,694	385,651	1,207,557	11	-	14,371,913
(-) Intersegment revenues	51,804	546,318	882,352	-	(1,480,474)	-
Income from Electric Energy Service	1,525,173	546,986	301,966	(38,106)	-	2,336,020
Income before taxes	1,395,575	321,521	314,219	(109,616)	-	1,921,699
Net Income	916,868	241,936	217,501	(100,613)	-	1,275,692
Total Assets (**)	9,389,542	4,507,553	387,570	1,958,508	-	16,243,172
Capital Expenditures and other intangible assets	664,602	501,709	11,277	316	-	1,177,904
Depreciation and Amortization	473,836	88,023	2,965	100	-	564,924
2007						
Revenues	12,985,618	329,227	892,539	-	-	14,207,384
(-) Intersegment revenues	11,557	371,990	985,397	-	(1,368,944)	-
Income from Electric Energy Service	2,055,374	465,041	352,211	(25,370)	-	2,847,256
Income before taxes	1,890,828	319,751	358,106	(96,276)	-	2,472,409
Net Income	1,235,771	281,853	239,292	(116,189)	-	1,640,727
Total Assets (**)	11,068,728	3,851,905	255,772	421,596	-	15,598,001
Capital Expenditures and other intangible assets	700,728	445,334	1,113	6,210	-	1,153,385
Depreciation and Amortization	469,888	76,785	1,388	100	-	548,161

(*) Other - Refer basically to the Parent Company figures after eliminations of balances with related parties
(**) The goodwill created in an acquisition and recorded in CPFL Energia was allocated to the respective segments

(30) RELATED PARTY TRANSACTIONS

The Company's main shareholders comprise the following groups:

- VBC Energia S.A.

  Controlled by two major Brazilian industrial groups: Votorantim, which operates in various business segments, including pulp and paper, aluminum, metal and steel, among others; and Camargo Corrêa, with diverse operations in segments such as construction, cement, footwear, textiles, aluminum and highway concessions, among others (See Note 33 concerning change in share control).

- Bonaire Participações S.A.

  Controlled by Energia São Paulo Fundo de Investimento em Participações, which in turn is controlled by the following pension funds: (a) Fundação CESP, (b) Fundação SISTEL de Seguridade Social, (c) Fundação Petrobrás de Seguridade Social – PETROS and (d) Fundação SABESP de Seguridade Social – SABESPREV.

- 521 Participações S.A.

  Controlled by PREVI - Caixa de Previdência dos Funcionários do Banco do Brasil.

The direct and indirect participations in operating subsidiaries are described in Note 1 (Operations).

Controlling shareholders, subsidiaries and associated companies, jointly controlled corporations and entities under common control and that in some way exercise significant influence over the

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP   **Brazilian**
Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: December 31, 2008**

Company are regarded as related parties. Those entities in which the controlling shareholders participate in the respective Boards of Directors, even without exercising control, are regarded as exercising significant influence. Balances and transactions involving related parties are shown in tables 30.1 and 30.2.

The main transactions are described below:

a) **Bank deposits and short-term investments –** Refer mainly to bank deposits and short-term financial investments, in accordance with Note 4.

b) **Loans and Financing, debentures and derivatives contracts** - Funds raised in accordance with Note 16 and Note 17, contracted under normal market conditions, in force at the time.

c) **Other Financial Transactions** – The amounts in relation to Votorantim Energia and Banco Itaú are basically financial guarantee costs. The amounts in relation to Banco do Brasil are bank costs and collection expenses. The Company also has an Exclusive Investment Fund, managed by Votorantim Asset Management and BB DTVM, which charge management fees under normal market conditions for such management. The balance recorded in liabilities comprises basically the rights over the payroll processing of certain subsidiaries, negotiated with Banco do Brasil, which will be appropriated as income in the statement of operations over the term of the contract.

d) **Property, plant and equipment, Materials and Service Provision** – Refers to the acquisition of equipment, cables and other materials for use in distribution and generation, and contracting of services such as construction and information technology consultancy. These operations were contracted under normal market conditions.

e) **Energy sales to the free market** – Refers basically to energy sales to free consumers, through short or long-term contracts made under conditions regarded by the Company as being market conditions at the time of the negotiation, in accordance with internal policies established in advance by Company management.

f) **Energy sales to the free market** – Refers basically to energy purchased by the trading companies in accordance with short or long-term agreements made under conditions regarded by the Company as being market conditions at the time of the negotiation, in accordance with policies established in advance by Company management.

g) **Other revenue** – Refers basically to revenue from rental of use of the distribution system for telephony services.

The subsidiaries that are concessionaires of the public distribution service charge tariffs for the use of the distribution system (TUSD) and sell energy to related parties in their respective concession areas (captive consumers). The amounts charged are established in accordance with prices regulated by the regulatory agency. These distributors also purchase energy from related parties, mainly involving long-term agreements, in conformity with the rules established by the sector (principally by auction); these prices are also regulated and approved by ANEEL.

In addition, certain subsidiaries have supplementary retirement plan maintained with Fundação CESP and offered to the employees of the subsidiaries, in accordance with Note 18.

To ensure that commercial transactions with related parties are conducted under normal market conditions, the Company set up a Related Parties Committee, comprising representatives of the controlling shareholders, responsible for analyzing such transactions.

The Company guarantees certain loans raised by its subsidiaries, as mentioned in Notes 16 and 17.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

STANDARD FINANCIAL STATEMENTS – DFP   **Brazilian
Corporation Law**

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: December 31, 2008**

The total remuneration of key management personnel in 2008, as required by CVM Decision nº 560/2008, was R$ 12,392. This amount comprises exclusively R$ 11,994 in respect of short-term benefits and R$ 398 for post-employment benefits.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

STANDARD FINANCIAL STATEMENTS – DFP	**Brazilian Corporation Law**
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	**Date: December 31, 2008**

30.1 Transactions between related parties involving controlling shareholders and entities under common control or with significant interest

STANDARD FINANCIAL STATEMENTS – DFP **Brazilian Corporation Law**
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES **Date: December 31, 2008**

	Assets		Liabilities		Revenue		Expense		Purchases	
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
Bank deposits and short-term investments										
Banco do Brasil	67,480	38,120	-	-	2,663	2,117	383	3,398	-	-
Banco Itaú S.A.	26,145	95,086	-	-	616	954	33	1,705	-	-
Banco Votorantim S.A.	57,390	52,970	-	-	7,227	6,948	-	-	-	-
Loans and Financing and Derivatives contracts										
Banco do Brasil	266,531	-	1,036,739	767,109	-	-	84,109	92,232	-	-
Banco Itaú S.A.	2,943	-	101,263	103,425	-	-	3,110	15,014	-	-
Other financial transactions										
Banco do Brasil S.A.	-	-	8,646	-	455	-	2,403	4,864	-	-
Banco Itaú S.A.	-	-	-	-	-	-	1,536	5,633	-	-
Votorantim Energia Ltda	-	-	-	-	-	-	192	117	-	-
Votorantim Asset Management	-	-	-	-	-	-	200	115	-	-
BB DTVM	-	-	-	-	-	-	5,686	6,274	-	-
Energy sales in the free market										
Camargo Correa Cimentos S.A.	-	-	-	-	2,028	-	-	-	-	-
Cimento Rio Branco S.A.	7	-	-	-	641	7,402	-	-	-	-
Citrovita Agroindustrial Ltda	2	2	-	-	-	-	-	-	-	-
Companhia Vale do Rio Doce	-	-	-	-	1,024	2,801	-	-	-	-
NC Energia S.A.	2,055	530	-	-	23,652	8,699	-	-	-	-
Ripasa S.A Celulose e Papel	-	5	-	-	4,586	4,125	-	-	-	-
Santista Textil S.A.	-	-	-	-	2,724	1,852	-	-	-	-
Siderúrgica Barra Mansa S.A.	28	-	-	-	-	-	-	-	-	-
Energy purchases in the free market										
Celesc - Centrais Elétricas Sta Catarina	-	-	-	-	-	-	-	1,642	-	-
Cemig Geração e Transmissão S.A.	-	-	-	-	-	-	906	12,503	-	-
Companhia Vale do Rio Doce	-	-	-	-	-	-	466	-	-	-
Votener - Votorantim Comercializadora de Energia Ltda	-	-	-	-	21,555	10,949	1,964	-	-	-
Property, plant and equipment, Materials and Service Provision										
Anfreixo S.A.	-	-	-	-	-	-	-	-	7	13
Brasil Telecom S.A.	-	-	56	19	-	-	1,088	1,585	-	-
Camargo Correa Cimentos S.A.	-	-	3	-	-	-	222	246	-	-
Camargo Correa Equipamentos e Sistemas S.A.	-	-	346	-	-	-	-	-	4,998	5,472
Camargo Correa S/A	-	-	-	-	-	-	-	136	-	-
Cemig Distribuição S.A.	-	-	-	-	-	-	-	30	-	-
Cimento Rio Branco S.A.	-	-	6	655	-	-	-	-	-	14,467
Companhia Brasileira de Aluminio	-	-	-	305	-	-	3,002	3,176	880	7,805
Companhia de Eletricidade do Estado da Bahia - Coelba	-	-	-	13	-	-	221	115	-	-
Construções e Comércio Camargo Correa S.A.	11,187	1,300	561	9,444	-	-	-	-	127,904	167,993
Essencis Co-Processamento Ltda	-	-	-	-	-	-	21	-	-	-
Essencis Remediação S.A.	-	-	-	-	-	-	25	-	-	-
Essencis Soluções Ambientais S.A.	-	-	-	-	-	-	56	-	-	-
Petroflex Ind. E Com. S.A.	-	-	-	-	-	-	4,316	2,263	-	-
Ripasa S.A. Celulose e Papel	-	-	-	-	47	52	-	-	-	-
Siderúrgica Barra Mansa S.A.	-	-	-	706	-	-	-	-	1,684	5,691
Tivit Tecnologia da Informação S.A.	-	-	-	-	-	-	-	1,595	-	-
Tivit Terceirização de Tecnologia e Serviços S.A.	-	-	348	37	-	-	4,440	1,884	-	-
Votorantim Cimentos Brasil Ltda	-	-	6	318	-	-	-	-	17,658	1,677
WEG Equipamentos Elétricos S.A	-	-	1,391	-	-	-	2,714	4,489	1,511	-
WEG Industriais S.A.	-	-	-	-	-	-	-	916	-	-
Other revenue										
Brasil Telecom S.A.	-	828	-	-	10,499	9,846	-	-	-	-

121

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP **Brazilian**
Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES **Date: December 31, 2008**

30.1 Transactions between related parties involving subsidiaries and jointly-controlled:

	Assets		Liabilities		Revenue		Expense	
	2008	2007	2008	2007	2008	2007	2008	2007
Dividend / Interest on shareholders' equity								
Companhia Paulista de Força e Luz	289,654	418,555	-	-	-	-	-	-
Companhia Piratininga de Força e Luz	127,922	157,521	-	-	-	-	-	-
CPFL Geração de Energia S.A.	244,332	175,228	-	-	-	-	-	-
CPFL Comercialização Brasil S.A.	123,918	108,678	-	-	-	-	-	-
Companhia Luz e Força Santa Cruz	22,336	37,211	-	-	-	-	-	-
Rio Grande Energia S.A.	59,110	93,672	-	-	-	-	-	-
Perácio Participações S.A.	17,660	17,498	-	-	-	-	-	-
Expense allocation								
Companhia Paulista de Força e Luz	1	-	141	3	-	-	1,703	-
Companhia Piratininga de Força e Luz	-	-	20	-	29	-	382	-
CPFL Geração de Energia S.A.	-	-	-	-	-	-	-	-
CPFL Comercialização Brasil S.A.	-	-	15	-	-	-	228	-
Leasing and rental								
Companhia Paulista de Força e Luz	-	-	-	3	-	-	76	35
Intercompany loans								
CPFL Atende Centro de Contatos e Atendimento Ltda	1,045	-	-	-	14	-	-	-
Advance for future capital increase								
Perácio Participações S.A.	409,310	409,310	-	-	-	-	-	-
Other								
Perácio Participações S.A.	4,233	4,233	-	-	-	-	-	-

(31) INSURANCE (*)

The insurance coverage maintained by the subsidiaries is based on specialized advice and takes into account the nature and degree of risk. The amounts are considered sufficient to cover any significant losses on assets and/or liabilities. The principal insurance policies cover the following:

DESCRIPTION	TYPE OF COVER	Consolidated 2008	Consolidated 2007
Property, Plant and Equipment	Fire, Lightning, Explosion, Machinery breakdown, Electrical Damage and Engeneering Risk	5,279,330	4,213,735
Transport	National Transport	75,600	43,700
Stored Materials	Fire, Lightning, Explosion and Robbery	27,830	36,700
Automobiles	Comprehensive Cover	11,163	86,639
Civil Liability	Electric Energy Distributors	220,424	166,615
Personnel	Group Life and Personal Accidents	127,715	116,974
Other	Operational risks and other	559,377	377,905
TOTAL		**6,301,439**	**5,042,268**

(*) Information not examined by the independent auditors.

The amounts for 2008 and 2007 include the risk cover in relation to CPFL Energia’s participation in the generation projects.

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP   Brazilian
Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   Date: December 31, 2008

(32) FINANCIAL INSTRUMENTS AND OPERATING RISKS

Classification of the financial instruments

The financial instruments are classified as:

Financial assets, in the categories: (i) loans and receivables, (ii) calculated at fair value through profit or loss, (iii) held-to-maturity investments and, (iv) available for sale. Classification is based on the following criteria:

i. Loans and receivables
These are financial assets with fixed or calculable payments that are not quoted in an active market. These financial assets are recorded at historic cost by the amortized cost method.

The main financial assets of the Company and its subsidiaries classified in this category are: (i) consumers, concessionaires and licensees (Note 5), (ii) dividends and interest on capital (Note 12.2) and, (iii) other credits (Note 11).

ii. Calculated at fair value through profit or loss
These are financial assets that are (i) maintained for short-term trading, (ii) denominated at fair value with the objective of comparing the effects of recognition of income and expenses in order to obtain more relevant and consistent accounting information or, (iii) derivatives. These assets are recorded at their fair values and, in the case of any subsequent change in these fair values, they are set against the income statement.

The main financial assets of the Company and its subsidiaries classified in this category are: (i) cash and cash equivalents and short-term financial investments (Note 4) and (ii) derivatives.

iii. Held-to-maturity investments
These are non derivative financial assets with fixed or calculable payments and defined maturities, which the Company intends to maintain until maturity. The financial assets in this classification are recorded at historic cost by the amortized cost method.

The Company and its subsidiaries classified the following financial assets in this category: (i) security receivable from CESP (Note 6) and, (ii) credits receivable by the subsidiary CPFL Paulista from CESP (Note 11).

iv. Available for sale
Refers to the financial assets that do not fall into any of the above classifications or that are designated as available for sale. These financial assets are recorded at the respective fair values and, in the case of any subsequent change in these fair values, they are set against the equity.

The Company and its subsidiaries have no financial assets classified in this category.

Financial liabilities, in the categories: (i) calculated at fair value through profit or loss, (ii) not calculated at fair value through profit or loss. They are classified in accordance with the following criteria:

i. Calculated at fair value through profit or loss

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

STANDARD FINANCIAL STATEMENTS – DFP   **Brazilian**
Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: December 31, 2008**

These are financial liabilities that are: (i) maintained for short-term trading, (ii) denominated at fair value with the objective of comparing the effects of recognition of income and expenses in order to obtain more relevant and consistent accounting information or, (iii) derivatives. These liabilities are recorded at their fair values and, in the case of any change in the calculation of these subsequent fair values, they are set against the income statement.

The Company and its subsidiaries classified the following financial liabilities in this category: (i) certain debts in foreign currencies (Note 16) and, (ii) derivatives.

ii. Not calculated at fair value through profit or loss
These are other financial liabilities that do not fall into the above category. The financial liabilities in this category are recorded and amortized basically by the amortized cost method.

The main financial liabilities classified in this category are: (i) suppliers (note 15), (ii) loans and financing (Note 16), (iii) debt charges (Note 16); (iv) debenture charges (Note 17); (v) debentures (Note 17) and (vi) other accounts payable (Note 22).

Risk Considerations

The business of the Company and its subsidiaries comprises principally generation, sale and distribution of electric energy. As public service concessionaires, the operations and/or tariffs of its principal subsidiaries are regulated by ANEEL.

The principal market risk factors that affect the business are the following:

Exchange rate risk: This risk derives from the possibility of the subsidiaries incurring losses and cash constraints on account of fluctuations in exchange rates, increasing the balances of foreign currency denominated liabilities. The exposure in relation to raising funds in foreign currency is largely covered by contracting swap operations, which allow the Company and its subsidiaries to exchange the original risks of the operation for the cost of the variation in the CDI.

The Company's subsidiaries are also exposed in their operations to exchange variations on the purchase of electric energy from Itaipu. The compensation mechanism - CVA protects the companies against possible losses.

Interest Rate Risk: This risk derives from the possibility of the Company and its subsidiaries incurring losses due to fluctuations in interest rates that increase financial expenses on loans, financing and debentures. The Company and its subsidiaries set certain loans taken out in local currency against regulatory assets restated in accordance with the variation in the SELIC rate. Swap operations have been contracted for a portion of the debentures issued as a hedge against changes in interest rates. The subsidiaries have also tried to increase the portion of loans tied to the variation in the TJLP, an index less susceptible to the oscillations of the financial market.

Credit Risk: This risk arises from the possibility of the subsidiaries incurring losses resulting from difficulties in receiving amounts billed to customers. This risk is evaluated by the subsidiaries as low, as it is spread over the number of customers and in view of the collection policy and cancellation of supply to defaulting consumers.

Risk of Energy Shortages: The energy sold by the subsidiaries is basically generated by hydropower plants. A prolonged period of low rainfall, together with an unforeseen increase in demand, could result in a reduction in the volume of water in the power plants' reservoirs, compromising the recovery of their volume, and resulting in losses due to the increase in the cost

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

STANDARD FINANCIAL STATEMENTS – DFP   **Brazilian**
Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: December 31, 2008**

of purchasing energy or a reduction in revenue due to the introduction of another rationing program, as in 2001.

Risk of Acceleration of Debts: The subsidiaries have loan agreements, financing and debentures with restrictive clauses (covenants) normally applicable to these kinds of operation, related to compliance with economic and financial ratios, cash generation, etc. These covenants are monitored appropriately and do not restrict the capacity to operate normally.

Management of Risks on Financial instruments

The Company and its subsidiaries maintain certain operating and financial policies and strategies with a view to ensuring the liquidity, security and profitability of their assets. As a result, control and follow-up procedures are in place on the transactions and balances of financial instruments, for the purpose of monitoring the risks and current rates in relation to those used in the market.

Risk management controls: In order to manage the risks inherent to the financial instruments and to monitor the procedures established by management, the Company and its subsidiaries use the MAPS software system to calculate the VaR - *Value at Risk*, and *Mark to Market, Stress Testing and Duration* of the instruments, and assesses the risks to which the Company and its subsidiaries are exposed. Historically, the financial instruments contracted by the Company and the subsidiaries supported by these tools have produced adequate risk mitigation results. We stress that the Company and its subsidiaries contract derivatives, always with the appropriate levels of approval, only in the event of exposure that management regards as a risk. Furthermore, the Company and its subsidiaries do not enter into transactions involving exotic or speculative derivatives. Furthermore, the Company and its subsidiaries meet the requirements of the Sarbanes-Oxley Law, and accordingly have internal control policies that aim for a strict control environment to minimize the exposure to risks.

Valuation of Financial Instruments

The estimates of the market value of the financial instruments were based on pricing models, applied individually for each transaction, taking into consideration the future payment flows, based on the conditions contracted, discounted to present value at market interest rates, based on information obtained from the BM&F, Bovespa and Andima sites.

Accordingly, the market value of a security corresponds to its maturity value (redemption value) marked to present value by the discount factor (relating to the maturity date of the security) obtained from the market interest graph.

In the case of specific electricity sector operations, where there are no similar transactions in the market and with low liquidity, mainly related to the emergency electric energy rationing program, regulatory aspects and credits receivable from CESP, the subsidiaries assumed that the market value is represented by the respective book value. This is due to the uncertainties reflected in the variables which have to be taken into consideration in creating a pricing model.

In addition to the assets and financial liabilities calculated at fair value through profit or loss, the Company and its subsidiaries have other financial liabilities not calculated at fair value, which may be compared to the amounts raised in the market, as of December 31, 2008 and 2007, as follows:

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP   **Brazilian**
Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: December 31, 2008**

	Parent company			
	2008		2007	
	Accounting balance	Fair value	Accounting balance	Fair value
Debentures (note 17)	(470,047)	(477,490)	(465,983)	(474,493)

	Consolidated			
	2008		2007	
	Accounting balance	Fair value	Accounting balance	Fair value
Loans and financing (note 16)	(2,946,401)	(2,750,478)	(2,883,222)	(2,759,980)
Debentures (note 17)	(2,709,078)	(2,735,823)	(2,434,613)	(2,462,556)
Total	**(5,655,479)**	**(5,486,301)**	**(5,317,835)**	**(5,222,536)**

Derivatives

As previously mentioned the Company and its subsidiaries use derivatives as a hedge against the risks of variations in exchange and interest rates, without any speculative purposes. The Company and its subsidiaries have an exchange hedge compatible with the net exposure to exchange risks, including all the assets and liabilities tied to exchange variation.

The hedge instruments contracted by the Company and its subsidiaries are currency or interest rate swaps with no leverage component, margin call requirements or daily or periodical adjustments. As terms of the majority of the derivatives contracted by the Company and its subsidiaries are fully aligned with the debts protected, and in order to obtain more relevant and consistent accounting information through the recognition of income and expenses, the respective debts were denominated, for accounting purposes, at fair value. Other debts with different terms from the derivatives contracted as a hedge continue to be recorded at cost. Furthermore, the Company and its subsidiaries do not use hedge accounting for derivative operations.

The swap transactions of the Company and its subsidiaries as of December 31, 2008 are shown below:

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP Brazilian Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES Date: December 31, 2008

Company / strategy	Market values (book values) Asset	(Liability)	Market values, net	Values at cost, net	Gain (Loss) on marking to market	Currency / index	Maturity range	Notional	Trading market	Counterparts
Derivatives for protection of debts designated at fair value										
CPFL Paulista										
Exchange variation hedge	161,604	(55,874)	105,730	163,596	(57,866)	yen	08/2009 to 01/2012	1,142,339	Over-the-counter	ABN, Banco do Brasil
CPFL Piratininga										
Exchange variation hedge	13,554	-	13,554	13,428	126	dollar	02/2009	42,428	Over-the-counter	BNP Paribas
CPFL Geração										
Exchange variation hedge	235,080	-	235,080	251,057	(15,977)	yen	04/2010 to 01/2011	486,760	Over-the-counter	Banco do Brasil
RGE										
Exchange variation hedge	15,308	-	15,308	15,476	(168)	yen	09/2009	27,000	Over-the-counter	Banco do Brasil
Subtotal	**425,546**	**(55,874)**	**369,672**	**443,557**	**(73,885)**					
Derivatives for protection of debts not designated at fair value										
CPFL Energia (Parent Company)										
Hedge interest rate variation (1)	-	(1,326)	(1,326)	(167)	(1,159)	CDI + spread	03/2009 to 09/2014	450,000	Over-the-counter	Citibank
CPFL Paulista										
Exchange variation hedge	-	2,799	2,799	2,742	57	dollar	04/2009	11,450	Over-the-counter	HSBC, Itau BBA
CPFL Geração										
Hedge interest rate variation (2)	554	-	554	635	(81)	IGP-M	06/2010	77,104	Over-the-counter	Unibanco, Santander, HSBC
Exchange variation hedge	7,003	-	7,003	6,177	826	dollar	01/2009 to 06/2009	64,898	Over-the-counter	HSBC, Santander, Itau BBA
	7,557	-	**7,557**	**6,812**	**745**					
RGE										
Hedge interest rate variation (1)	257	(3)	254	(7)	261	CDI + spread	06/2009 to 12/2013	380,000	Over-the-counter	Santander, Citibank
Exchange variation hedge	35	-	35	35	-	dollar	01/2009	366	Over-the-counter	HSBC
	292	**(3)**	**289**	**28**	**261**					
Subtotal	**7,849**	**(3)**	**7,846**	**6,840**	**1,006**					
Consolidated total	**433,395**	**(55,877)**	**377,518**	**450,397**	**(72,879)**					
Current	36,520	(53,443)	(16,923)							
Noncurrent	396,875	(961)	395,914							
Total	**433,395**	**(54,404)**	**378,991**							

* For further details of terms and informationa bout debts and debentures, see Notes 16 and 17
(1) The interest rate hedge swaps have half-yearly validity, so the notional value reduces in accordance with amortization of the debt.
(2) The interest rate hedge swaps have monthly validity, so the notional value reduces in accordance with amortization of the debt.

In spite of the net losses determined by marking the derivatives shown above to market, the effects were minimized by the option exercised by the Company and its subsidiaries also to mark to market the debts tied to hedge instruments. We show below the effects of marking the debts to market, offsetting the losses determined only for the respective tied derivatives:

Subsidiary	Derivative (*)	Debt	Net
CPFL Paulista	(57,866)	51,068	(6,798)
CPFL Piratininga	126	(181)	(55)
CPFL Geração	(15,977)	10,661	(5,316)
RGE	(168)	79	(89)
	(73,885)	61,627	(12,258)

(*) Refer only to debt derivatives denominated at fair values.

The Company and its subsidiaries have recorded gains and losses on their derivatives. However, as these derivatives are used as a hedge, these gains and losses minimized the impact of variations in exchange and interest rates on the protected indebtedness. In 2008 and 2007, the derivatives resulted in the following impacts on the consolidated result:

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP   **Brazilian**
Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: December 31, 2008**

Company	Hedged risk / Operation	Account	2008 Gain (loss)	2007 Gain (loss)
CPFL Energia	Exchange variation	Financial expense - Swap transactions	8,126	(32,874)
CPFL Energia	Interest rate variation	Financial expense - Swap transactions	(412)	(22)
CPFL Energia	Marking to market	Financial expense - Adjustment to fair value	2,629	(2,758)
CPFL Paulista	Exchange variation	Financial expense - Swap transactions	40,003	(110,013)
CPFL Paulista	Marking to market	Financial expense - Adjustment to fair value	(53,067)	(3,788)
CPFL Piratininga	Exchange variation	Financial expense - Swap transactions	13,428	(16,613)
CPFL Piratininga	Marking to market	Financial expense - Adjustment to fair value	126	-
CPFL Geração	Exchange variation	Financial expense - Swap transactions	277,553	(60,933)
CPFL Geração	Interest rate variation	Financial expense - Swap transactions	223	-
CPFL Geração	Marking to market	Financial expense - Adjustment to fair value	(11,104)	(3,804)
RGE	Exchange variation	Financial expense - Adm other financial exp	16,153	(2,848)
RGE	Interest rate variation	Financial expense - Adm other financial exp	302	2,318
RGE	Marking to market	Financial expense - Derivatives adjust fair value	251	(1,194)
			294,211	**(232,529)**

Effects of the initial compliance with CPC 14

Due to the initial compliance with CPC 14 Financial instruments, the Company and its subsidiaries retrospectively marked the derivatives and certain debts with tied derivatives to market. The following table shows a breakdown of the adjustments made:

Company	2008 Derivative	2008 Debt	2007 Derivative	2007 Debt	Previous years Derivative	Previous years Debt
CPFL Energia	2,629	(2,114)	(2,758)	2,727	(1,030)	(613)
CPFL Paulista	(53,067)	49,169	(3,788)	2,389	(954)	(490)
CPFL Piratininga	126	(181)	-	-	-	-
CPFL Geração	(11,104)	8,581	(3,804)	2,141	(324)	(61)
RGE	251	(103)	(1,194)	182	1,036	-
	(61,165)	**55,352**	**(11,544)**	**7,439**	**(1,272)**	**(1,164)**

Other exchange exposure

It should be noted that the indirect subsidiary ENERCAN has no swaps, as an exchange hedge, in relation to the debt of R$ 106,567 to the BID and BNDES since a percentage of its tariff adjustments covers the exchange variation in the tariff period. In spite of the existence of a natural hedge against this exposure, the effect of exchange variations on these debts generated a loss of R$ 32,572 for the year, which will only be recovered after the subsidiary's next tariff adjustment.

The subsidiary CPFL Paulista also has a total indebtedness in foreign currency of R$ 696,246. As a hedge against exchange exposure, it contracted derivatives used as a hedge directly tied to the indebtedness of R$ 621,711. To minimize the exchange exposure, the subsidiary also contracted a non tied derivative of R$ 14,953 and also has sufficient assets indexed in dollars (credit receivable from CESP and a fund tied to foreign currency loans – Note 11) to offset any exchange impact.

Sensitivity Analysis

In compliance with CVM Instruction 475/08, the Company and its subsidiaries performed sensitivity analyses of the main risks to which their financial instruments (including derivatives) are exposed, mainly comprising variations in exchange and interest rates, as shown below:

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP **Brazilian**
Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES **Date: December 31, 2008**

Exchange variation

If the level of exchange exposure at December 31, 2008 were maintained, the simulation of the effects on the consolidated financial statements by type of financial instrument for three different scenarios would be:

			Consolidated		
Instruments	Exposure (R$ thousands)	Risk	Exchange depreciation of 7%*	Exchange depreciation of 25%**	Exchange depreciation of 50%**
Financial asset instruments	66,008	apprec.dollar	4,621	16,502	33,004
Financial liability instruments	(340,737)	apprec.dollar	(23,852)	(85,184)	(170,369)
Derivatives - Plain Vanilla Swap	150,920	apprec.dollar	10,564	37,730	75,460
	(123,809)		(8,667)	(30,952)	(61,905)
Financial liability instruments	(1,456,286)	apprec.yen	(101,940)	(364,071)	(728,143)
Derivatives - Plain Vanilla Swap	1,456,286	apprec.yen	101,940	364,071	728,143
	-		-	-	-
	(123,809)		(8,667)	(30,952)	(61,905)

* In accordance with exchange graphs contained in information provided by the BM&F
**In compliance with CVM Instruction 475/08

Variation in interest rates

Supposing that (i) the scenario of exposure of the financial instruments indexed to variable interest rates as of December 31, 2008 were to be maintained, and (ii) the respective accumulated annual indexes as of that date were to remain stable (CDI – 13.6% p.a.; IGP-M – 9.81% p.a.; TJLP – 6.25% p.a.), the effects on the consolidated financial statements for the coming year would be a net financial expense of R$ 560,468. In the event of fluctuations in the indexes in accordance with the three scenarios described, the effect on the net financial expense would as follows:

			Consolidated		
Instruments	Exposure (R$ thousands)	Risk	Scenario I*	Raising index by 25%**	Raising index by 50%**
Financial asset instruments	1,375,189	CDI variation	(26,541)	46,756	93,513
Financial liability instruments	(2,610,384)	CDI variation	50,380	(88,753)	(177,506)
Derivatives - Plain Vanilla Swap	(1,650,162)	CDI variation	31,848	(56,106)	(112,211)
	(2,885,357)		55,687	(98,103)	(196,204)
Financial liability instruments	(398,370)	IGP-M variation	3,426	(9,770)	(19,540)
Derivatives - Plain Vanilla Swap	71,099	IGP-M variation	(611)	1,744	3,487
	(327,271)		2,815	(8,026)	(16,053)
Financial liability instruments	(2,175,262)	TJLP variation	5,438	(33,988)	(67,977)
Total decrease (increase)	(5,387,890)		63,940	(140,117)	(280,234)

* The CDI, IGP-M and TJLP indexes considered of 11.67%, 8.95% and 6%, respectively, were obtained from information available in the market
**In compliance with CVM Instruction 475/08

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP   **Brazilian**
Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: December 31, 2008**

(33) SUBSEQUENT EVENTS

33.1 Tariff adjustment

On January 27, 2009, by Ratification Resolutions, ANEEL established the annual tariff adjustment to be applied to the electric energy tariffs of the subsidiaries CPFL Santa Cruz, CPFL Jaguari, CPFL Mococa, CPFL Leste Paulista and CPFL Sul Paulista, as shown in the following table:

	CPFL Santa Cruz	CPFL Jaguari	CPFL Mococa	CPFL Leste Paulista	CPFL Sul Paulista
Verified Revenue	192,302	77,004	47,999	73,724	87,327
Sector Charges	23,419	13,993	5,932	9,573	13,090
Purchase of Electric Energy	97,221	41,213	23,441	29,413	42,637
Transmission of Energy	19,238	9,647	5,594	8,727	11,092
Parcel A	139,878	64,853	34,967	47,713	66,819
Parcel B	72,974	20,626	18,083	33,810	30,810
Income Required (Parc. A + B)	212,852	85,479	53,050	81,523	97,629
Financial Components	28,530	300	351	1,924	(149)
Total revenue	241,382	85,779	53,401	83,447	97,480
Adjustment Economy Tariff	10.69%	11.01%	10.52%	10.58%	11.80%
Financial Components	13.40%	0.35%	0.66%	2.36%	-0.16%
Total tariff adjustment	24.09%	11.36%	11.18%	12.94%	11.64%

ANEEL also ratified the final result of the second tariff review cycle of the above-mentioned companies, as shown below:

	Financial Repositioning		Xe Factor	
	Provisional	Final	Provisional	Final
CPFL Santa Cruz	-9.73%	-17.05%	0.22%	0.00%
CPFL Jaguari	-0.35%	-3.79%	2.10%	1.69%
CPFL Mococa	-8.40%	-10.41%	0.24%	0.00%
CPFL Leste Paulista	-2.69%	-3.22%	1.07%	0.57%
CPFL Sul Paulista	-2.98%	-4.73%	1.31%	0.74%

For further information on the effects of the second tariff review cycle on the accounts, see Note 3c.1.

33.2 Change of share control

On January 30, 2009, in a Relevant Fact announced to the market, the parent company VBC Energia S.A. disclosed the signing of the Share Purchase Agreement and Other Covenants by Camargo Corrêa S.A. ("CCSA"), Construções e Comércio Camargo Corrêa S.A. ("CCCC"), and Votorantim Participações S.A. ("VPAR"), for the purchase of all the shares held by VPAR in Átila Holdings S.A., representing 50% of the voting and total capital of VBC Energia S.A.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

STANDARD FINANCIAL STATEMENTS – DFP   **Brazilian**
Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: December 31, 2008**

As a result of this acquisition, to come into effect on February 20, CCSA will indirectly hold all the shares of VBC Energia S.A.. This operation does not represent conveyance of control of VBC Energia S.A. or of the Company for purposes of Law nº. 6.404/76.

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP   Brazilian
Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   Date: December 31, 2008

BOARD OF DIRECTORS

LUIZ ANÍBAL DE LIMA FERNANDES
Chairman

CECÍLIA MENDES GARCEZ SIQUEIRA
Vice Chairman

ANA DOLORES MOURA CARNEIRO DE NOVAES
CARLOS ALBERTO CARDOSO MOREIRA
FRANCISCO CAPRINO NETO

OTÁVIO CARNEIRO DE REZENDE
MILTON LUCIANO DOS SANTOS

EXECUTIVE BOARD

WILSON P. FERREIRA JUNIOR
Chief Executive Officer

WILSON P. FERREIRA JUNIOR
Vice President of Strategy and Regulation

JOSÉ ANTONIO DE ALMEIDA FILIPPO
Chief Financial Officer and
Head of Investor Relations

JOSÉ MARCOS CHAVES DE MELO
Vice-president of Administration

HÉLIO VIANA PEREIRA
Vice-president of Distribution

PAULO CEZAR COELHOTAVARES
Vice President of Energy Management

MIGUEL NORMANDO ABDALLA SAAD
Vice President of Generation

ACCOUNTING DIVISION

ANTÔNIO CARLOS BASSALO
Accounting Director
CRC 1SP085131/O-8

SÉRGIO LUIZ FELICE
Accounting Manager
CRC 1SP192767/O-6

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP   **Brazilian**
Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: December 31, 2008**

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of CPFL Energia S/A, in the exercise of its legal prerogatives, having examined the Annual Management Report, the Financial Statements for Fiscal Year 2008, in the light of the clarifications given by the Directors of the Company, the representative of the External Auditors, and also based on the opinion of KPMG Auditores Independentes, dated February 3, 2009, is of the opinion that these documents are fit to be reviewed and voted on by the General Shareholders' Meeting.

São Paulo, February 18, 2009.

_____   _____
Pedro Carlos de Mello   Fernando Dias Gomes

_____   _____
Francisco Djalma de Oliveira   Paulo Midena

_____
Martin Roberto Glogowsky

133

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS – DFP   **Brazilian**
Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: December 31, 2008**

SUMMARY